AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 1996

                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                            FORT HOWARD CORPORATION
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           39-1090992
         (State or other jurisdiction of                             (I.R.S. Employer
          incorporation or organization)                           Identification No.)

                              -------------------

                              1919 SOUTH BROADWAY
                           GREEN BAY, WISCONSIN 54304
                                 (414) 435-8821
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                              -------------------

                               JAMES W. NELLEN II
                          VICE PRESIDENT AND SECRETARY
                            FORT HOWARD CORPORATION
                              1919 SOUTH BROADWAY
                           GREEN BAY, WISCONSIN 54304
                                 (414) 435-8821
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              -------------------

                                   COPIES TO:

               FAITH D. GROSSNICKLE                                 RICHARD J. SANDLER
               SHEARMAN & STERLING                                DAVIS POLK & WARDWELL
               599 LEXINGTON AVENUE                                450 LEXINGTON AVENUE
             NEW YORK, NEW YORK 10022                            NEW YORK, NEW YORK 10017
                  (212) 848-4000                                      (212) 450-4000

                              -------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                              -------------------

                        CALCULATION OF REGISTRATION FEE


                                                      PROPOSED MAXIMUM   PROPOSED MAXIMUM       AMOUNT OF
     TITLE OF EACH CLASS OF        NUMBER OF SHARES  OFFERING PRICE PER      AGGREGATE        REGISTRATION
   SECURITIES TO BE REGISTERED   TO BE REGISTERED(1)      SHARE(2)       OFFERING PRICE(2)         FEE
Common Stock, par value $.01 per
Share............................  18,400,000 Shares       $24.375         $448,500,000         $154,656

(1) Includes 2,400,000 shares subject to the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of determining the registration fee.

                              -------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This registration statement contains two forms of prospectus: one to be used in connection with a United States and Canadian offering of the registrant's Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the Common Stock (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page. The U.S. Prospectus is included herein and is followed by the front cover page to be used in the International Prospectus. The front cover page for the International Prospectus included herein has been labeled "Alternate Page for International Prospectus."

    If required pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, ten copies of each of the Prospectuses in the forms in which they are used will be filed with the Securities and Exchange Commission.

PROSPECTUS (Subject to Completion)

Issued March 25, 1996

                               16,000,000 Shares
                            Fort Howard Corporation
                                  COMMON STOCK
                              -------------------

OF THE 16,000,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 12,800,000 SHARES
  ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S.
    UNDERWRITERS AND 3,200,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF
    THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE
     "UNDERWRITERS." OF THE 16,000,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 10,000,000 SHARES ARE BEING OFFERED BY THE COMPANY AND
       6,000,000 SHARES ARE BEING OFFERED BY THE SELLING SHAREHOLDERS. SEE
         "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL NOT
         RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE SELLING
           SHAREHOLDERS. THE COMMON STOCK IS LISTED ON THE NASDAQ
           NATIONAL MARKET UNDER THE SYMBOL "FORT." ON MARCH 22,
             1996, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK
             ON THE NASDAQ NATIONAL MARKET WAS $24 3/8 PER SHARE.

                              -------------------

      SEE "RISK FACTORS" COMMENCING ON PAGE 7 HEREOF FOR INFORMATION THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                              -------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
            THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                           A CRIMINAL OFFENSE.
                             -------------------

                                PRICE $  A SHARE
                              -------------------

                                           UNDERWRITING
                                            DISCOUNTS                      PROCEEDS TO
                             PRICE TO          AND         PROCEEDS TO       SELLING
                              PUBLIC       COMMISSIONS(1)  COMPANY(2)     SHAREHOLDERS
                           -------------   ------------   -------------   -------------
Per Share...............         $              $               $               $
Total(3)................       $              $               $               $

---------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting expenses payable by the Company estimated at $        .

(3) The Company and the Selling Shareholders have granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 2,400,000 additional shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commission, proceeds to Company and proceeds to the Selling Shareholders will be
    $        , $        , $        and $        , respectively. See
    "Underwriters."

                              ----------------------

    The Shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about        , 1996, at the office of
Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.
                              -------------------
MORGAN STANLEY & CO.
              Incorporated
                 CS FIRST BOSTON
                             DEAN WITTER REYNOLDS INC.
                                         MERRILL LYNCH & CO.
                                                      SALOMON BROTHERS INC
             , 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                              -------------------

    NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.
                              -------------------

                               TABLE OF CONTENTS
                                         PAGE
                                         ----
Prospectus Summary....................     3
Risk Factors..........................     7
Use of Proceeds.......................    12
Price Range of Common Stock and
Dividend Policy.......................    12
Capitalization........................    13
Selected Consolidated Financial
Data..................................    14
Management's Discussion and Analysis
  of Consolidated Financial Condition
  and Results of Operations...........    16
Business..............................    22
Management............................    39
Principal and Selling Shareholders....    46

                                         PAGE
                                         ----
Description of Certain Indebtedness...    48
Description of Capital Stock..........    59
Shares Eligible for Future Sale.......    63
Certain United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................    64
Underwriters..........................    67
Legal Matters.........................    70
Experts...............................    70
Incorporation of Certain Documents
  by Reference........................    70
Additional Information................    71
Index to Financial Statements.........   F-1

                              -------------------

    In this Prospectus, references to "dollar" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction. All tons are short tons.

    MARDI GRAS, SOFT'N GENTLE, SO-DRI, GREEN FOREST, ENVISION, GENERATION II, PREFERENCE and NOUVELLE are trademarks of the Company that are registered or otherwise protected under the laws of various jurisdictions.

    The principal executive offices of the Company are located at 1919 South Broadway, Green Bay, Wisconsin 54304, and the Company's telephone number is
(414) 435-8821. The Company was incorporated in Delaware in 1967.
                              -------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B6-A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

    The following information is qualified in its entirety by the detailed information and financial statements found elsewhere in this Prospectus. As used in this Prospectus, unless the context indicates otherwise: (i) the "Company" or "Fort Howard" means Fort Howard Corporation, and where appropriate, its subsidiaries; (ii) "Common Stock" means the Common Stock, par value $.01 per share, of Fort Howard Corporation; (iii) "Offering" means the offering of 16,000,000 shares of Common Stock in the underwritten public offering to which this Prospectus relates and (iv) numbers and percentages of shares outstanding assume that the U.S. Underwriters' over-allotment option is not exercised. The market share information and, unless otherwise indicated, the industry statistical information presented herein reflect the Company's best estimates based on publicly available information, and no assurance can be given regarding the accuracy of such estimates and statistics.

                                  THE COMPANY

    Founded in 1919, Fort Howard is a leading manufacturer, converter and marketer of sanitary tissue products in the commercial (away-from-home) and consumer (at-home) markets in the United States and the United Kingdom. Its principal products include paper towels, bath tissue, table napkins, wipers and boxed facial tissue manufactured from virtually 100% recycled fibers. The Company believes that it is the leading producer of tissue products in the domestic commercial market with a 26% market share and has focused approximately 60% of its domestic capacity on this faster growing segment of the tissue market. The balance of the Company's domestic capacity is directed to the consumer market, which includes private label and branded products. The Company is a leading producer of tissue products in this market and has grown its share from 3% in 1984 to 10.5% in 1995. Its principal consumer brands include Mardi Gras printed napkins (which hold the leading domestic market position) and paper towels, Soft 'n Gentle bath and facial tissue, So-Dri paper towels, and Green Forest, the leading domestic line of environmentally positioned, recycled tissue paper products.

    For the past 20 years, Fort Howard has maintained annual EBITDA margins of approximately 30%, about double those publicly reported by the Company's major competitors. At the same time, the Company has achieved strong market share growth on the basis of its position as a low cost producer in the markets in which it competes.

    The Company's business strategy is focused on increasing shareholder value by enhancing its position in the United States and internationally. The Company's strategy involves: (i) increasing new product development to drive further market share growth and margin improvement; (ii) improving its position as a low cost producer of tissue products in the markets in which it competes while continuously improving product quality; (iii) developing opportunities for further international growth; and (iv) reducing debt to improve its operating and financial flexibility.

    From 1984 to 1994, the Company doubled its production capacity by constructing or expanding its system of world-class, integrated, regional tissue mills. These mills use the Company's state-of-the-art wastepaper de-inking and processing systems that allow the Company to process relatively low grades of wastepaper to produce low cost, quality fiber for making tissue paper. The Company operates eight of the eleven largest (270-inch) tissue paper machines in the world, which significantly increase labor productivity.

    The Company was acquired by The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II") and other investors in 1988 (the "Acquisition"). Morgan Stanley Group Inc. ("Morgan Stanley Group"), directly and through certain affiliated entities which it controls, including MSLEF II, currently beneficially owns 37.8% of the outstanding Common Stock of Fort Howard. Upon consummation of the Offering, Morgan Stanley Group and its affiliates will own
   % of the outstanding Common Stock (   % if the U.S. Underwriters'
over-allotment option is exercised in full). Morgan Stanley Group and MSLEF II are affiliates of both Morgan Stanley & Co. Incorporated ("MS&Co"), a representative of the U.S. Underwriters, and Morgan Stanley & Co. International Limited ("MS&Co International"), a representative of the International Underwriters.

                                  THE OFFERING

Common Stock offered by the Company:
  U.S. Offering............................       8,000,000 shares
  International Offering...................       2,000,000 shares
      Total................................      10,000,000 shares
Common Stock offered by the Selling Shareholders:
  U.S. Offering............................       4,800,000 shares
  International Offering...................       1,200,000 shares
      Total................................       6,000,000 shares
Total Offering.............................      16,000,000 shares
Common Stock outstanding after the                          shares(a)
Offering...................................
Use of Proceeds............................       The net proceeds to the Company from the
                                                  Offering will be used to prepay a portion
                                                  of the outstanding principal of the 1995
                                                  Term Loan B under the 1995 Bank Credit
                                                  Agreement (as defined herein). See "Use of
                                                  Proceeds."
Nasdaq National Market
  Symbol...................................  "FORT"

------------

(a) Excludes       shares of Common Stock issuable upon exercise of outstanding options. See "Management--Compensation of Executive Officers and Directors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table sets forth summary historical consolidated financial data of the Company for the years ended December 31, 1995, 1994 and 1993, that were derived from the consolidated financial statements of the Company, which were audited by Arthur Andersen LLP, independent public accountants, whose report thereon appears elsewhere in this Prospectus.

    The following financial information should be read in conjunction with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and the audited consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

                                                                                  HISTORICAL
                                                         PRO FORMA(A)    -----------------------------
                                                         ------------
                                                          YEAR ENDED        YEAR ENDED DECEMBER 31,
                                                         DECEMBER 31,    -----------------------------
                                                             1995         1995       1994       1993
                                                         ------------    -------    -------    -------
                                                           (IN MILLIONS, EXCEPT RATIOS AND PER SHARE
                                                                           AMOUNTS)

STATEMENT OF INCOME DATA:
 Net sales............................................     $  1,621      $ 1,621    $ 1,274    $ 1,187
 Cost of sales........................................        1,139        1,139        867        784
                                                         ------------    -------    -------    -------
 Gross income.........................................          482          482        407        403
 Selling, general and administrative(b)...............          122          122        110         97
 Amortization of goodwill(c)..........................           --           --         --         43
 Goodwill write-off(c)................................           --           --         --      1,980
 Environmental charge(d)..............................           --           --         20         --
                                                         ------------    -------    -------    -------
 Operating income (loss)(d)...........................          360          360        277     (1,717)
 Interest expense.....................................          268          310        338        342
 Other (income) expense, net..........................           (2)          (2)        --         (3)
                                                         ------------    -------    -------    -------
 Income (loss) before taxes(d)........................           94           52        (61)    (2,056)
 Income taxes (credit)................................           34           18        (19)       (16)
                                                         ------------    -------    -------    -------
 Income (loss) before extraordinary items and
   adjustment for accounting change...................           60           34        (42)    (2,040)
 Extraordinary items--losses on debt repurchases (net
   of income taxes)(e)................................           --          (19)       (28)       (12)
                                                         ------------    -------    -------    -------
 Net income (loss)(d)(f)..............................     $     60      $    15    $   (70)   $(2,052)
                                                         ------------    -------    -------    -------
                                                         ------------    -------    -------    -------
 Earnings (loss) per share(d)(f)(g)...................     $   0.81      $  0.25    $ (1.85)   $(53.85)
OTHER DATA:
 EBITDA(h)............................................     $    459      $   459    $   393    $   387
 EBITDA as a percent of net sales(h)..................         28.3%        28.3%      30.8%      32.6%
 Depreciation of property, plant and equipment........     $     99      $    99    $    96    $    88
 Non-cash interest expense............................                        13         74        101
 Capital expenditures.................................           47           47         84        166
 Weighted average number of shares of Common Stock
  outstanding (in thousands)(g).......................       73,535       58,228     38,103     38,107
BALANCE SHEET DATA (AT END OF PERIOD):
 Total assets.........................................     $  1,647      $ 1,652    $ 1,681    $ 1,650
 Working capital (deficit)............................          (27)         (35)       (98)       (92)
 Long-term debt (including current portion) and Common
  Stock with put right................................        2,730        2,966      3,318      3,234
 Shareholders' deficit................................       (1,607)      (1,838)    (2,148)    (2,081)

                                                   (Footnotes on following page)

(Footnotes for preceding page)

------------

 (a)  The Pro Forma data give effect to (i) the Offering (assuming a public offering price
      $24 3/8 per share), as if the Offering occurred on December 31, 1995 for consolidated balance sheet purposes (see "Use of Proceeds"), (ii) the Offering and the 1995
      Recapitalization (as defined in "Management's Discussion and Analysis of Consolidated
      Financial Condition and Results of Operations--Financial Condition--Liquidity and
      Capital Resources"), as if they occurred on January 1, 1995 for consolidated statement of income purposes (see "Use of Proceeds" and "Management's Discussion and Analysis of
      Consolidated Financial Condition and Results of Operations--Financial
      Condition--Liquidity and Capital Resources") and (iii) the issuance and sale by the
      Company on March  , 1996 of an estimated aggregate of 164,103 shares of Common Stock to participants in the Company's profit sharing plan and the application of estimated proceeds of $4 million from such issuances to the reduction of borrowings under the
      1995 Revolving Credit Facility as if such issuances had occurred on December 31, 1995 for consolidated balance sheet purposes and on January 1, 1995 for consolidated statement of income purposes.
 (b)  Selling, general and administrative expense in 1993 reflects an $8 million reduction for the reversal of all employee stock compensation expense accrued prior to 1993. See
      Note 9 of the Company's audited consolidated financial statements included elsewhere in this Prospectus.
 (c)  During the third quarter of 1993, the Company wrote off the remaining unamortized balance of its goodwill of $1.98 billion and, accordingly, there is no amortization of goodwill for periods subsequent to September 30, 1993. See "Management's Discussion and
      Analysis of Consolidated Financial Condition and Results of Operations" and Note 3 of
      the Company's audited consolidated financial statements included elsewhere in this
      Prospectus.
 (d)  During the fourth quarter of 1994, the Company recorded an environmental charge totaling $20 million. Excluding the effects of the environmental charge, the Company's operating income, loss before taxes, net loss and loss per share in 1994 would have been $297 million, $41 million, $56 million and $1.47 per share, respectively.
 (e)  In 1995, 1994 and 1993, the Company incurred extraordinary losses (net of income taxes)
      on early retirement of debt of $19 million, $28 million and $12 million, respectively.
 (f)  Net income and earnings per share before extraordinary items for the year ended
      December 31, 1995 were $33.5 million and $0.57, respectively. On a pro forma basis after giving effect solely to the 1995 Recapitalization as if it had occurred on
      January 1, 1995 for consolidated statement of income purposes, net income and earnings per share for the year ended December 31, 1995 would have been $43.4 million and $0.69, respectively.
 (g)  The computation of earnings (loss) per share is based on the weighted average number of shares of Common Stock outstanding during the period plus (in periods in which they have a dilutive effect) the effect of shares of Common Stock contingently issuable upon the exercise of stock options.
 (h)  EBITDA represents operating income plus depreciation of property, plant and equipment, amortization of goodwill, the goodwill write-off, the 1994 environmental charge and the effects of 1993 employee stock compensation (credits). EBITDA is presented here as a measure of the Company's debt service ability. Certain financial and other restrictive covenants in the 1995 Bank Credit Agreement and other instruments governing the
      Company's indebtedness are based on the Company's EBITDA, subject to certain adjustments.

                                  RISK FACTORS

     For a discussion of certain factors that should be considered in evaluating an investment in the Common Stock, including: pricing of the Company's products; wastepaper prices; competition; deficit in shareholders' equity; the Company's highly leveraged position and ability to service debt; the Company's sensitivity to interest rates; covenant restrictions that may limit the Company's operating flexibility; environmental matters; the Company's principal shareholders; restrictions on dividends; effect on the public market of shares of Common Stock eligible for future sale; anti-takeover effects of certain provisions of the Restated Certificate of Incorporation and Restated By-laws of the Company and forward looking information contained in this Prospectus, see "Risk Factors."

                                  RISK FACTORS

    In evaluating an investment in the Common Stock, purchasers of the Common Stock should carefully consider the following factors as well as the other information set forth in this Prospectus.

PRICING

    The Company believes that prices for commercial and consumer tissue paper products are significantly affected by the levels of industry capacity and operating rates, demand, general economic conditions and competitive conduct, all of which are beyond the Company's control. Higher operating rates among tissue producers in 1994 and 1995 and higher fiber costs across all segments of the paper industry supported average domestic selling price increases for the Company's products of 5% in 1994 and 22% in 1995. Although industry capacity continues to operate at higher levels, fiber costs have trended downward since the third quarter of 1995 resulting in modest price discounting in the domestic commercial tissue market. If fiber costs remain at lower levels, there may be further erosion in the prices the Company can obtain for its commercial tissue products. See "--Wastepaper Prices," "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Business--Industry Overview."

WASTEPAPER PRICES

    Fort Howard uses wastepaper for substantially all of its fiber requirements. The Company believes that the price of wastepaper is affected by demand, which is primarily dependent upon de-inking and recycling capacity levels in the paper industry overall, and by the price of market pulp. Prices for de-inking grades of wastepaper used by tissue producers increased sharply beginning in the third quarter of 1994. Wastepaper prices for the grades of wastepaper used in Fort Howard's products increased more than 150% from July 1994 to July 1995. Wastepaper prices began to decline in the third quarter of 1995, declined sharply in the fourth quarter of 1995 and have continued to decline moderately during the first quarter of 1996. Substantial additions of de-inking and recycling capacity in the paper industry, which are expected to come on line during 1996 and 1997, potential increases in market pulp prices and other factors could cause a return to higher wastepaper prices. In the event the cost of wastepaper were to increase, there can be no assurance that the Company will be able to recover increases in the cost of wastepaper through price increases for its products and the Company's earnings could be materially adversely affected. Further, a reduction in supply of wastepaper due to increased demand or other factors could have an adverse effect on the Company's business. See "Business--Industry Overview."

COMPETITION

    The manufacture and sale of tissue products are highly competitive. The Company's tissue products compete directly with those of a number of large diversified paper companies, including Chesapeake Corporation, Georgia-Pacific Corporation, James River Corporation of Virginia, Kimberly-Clark Corporation, Pope & Talbot, Inc. and The Procter & Gamble Company, as well as regional manufacturers, including converters of tissue into finished products who buy tissue directly from tissue mills. Many of the Company's competitors are larger and more strongly capitalized than the Company which may enable them to better withstand periods of declining prices and adverse operating conditions in the tissue industry. See "Business--Competition."

DEFICIT IN SHAREHOLDERS' EQUITY

    The Company has a substantial common shareholders' deficit. At December 31, 1995, the Company's common shareholders' deficit was approximately $1,838 million. On a pro forma basis after giving effect to the Offering, the Company's common shareholders' deficit would
have been approximately $    million at December 31, 1995. See "Capitalization."

HIGHLY LEVERAGED POSITION AND ABILITY TO SERVICE DEBT

    The Company has substantial consolidated indebtedness. At December 31, 1995, the Company's consolidated debt was approximately $2,966 million. On a pro forma basis after giving effect to the Offering, the Company's consolidated debt would have been approximately $ million at December 31, 1995. See "Capitalization."

    The ability of the Company to meet its obligations and to comply with the financial covenants contained in the agreements relating to the Company's indebtedness is largely dependent upon the future performance of the Company, which is subject to financial, business and other factors affecting it. Many of these factors, such as economic conditions, interest rate levels, job formation, demand for and selling prices of its products, costs of its raw materials, environmental regulation and other factors relating to its industry generally or to specific competitors are beyond the Company's control. There can be no assurance that the Company will generate sufficient cash flow to meet its obligations under its indebtedness, which include estimated repayment obligations, assuming completion of the Offering, of approximately $ million in
1996, $   million in 1997, $   million in 1998, $   million in 1999 and $
million in 2000 (and increasing thereafter). If the Company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on its indebtedness, or if the Company fails to comply with the various covenants in such indebtedness, it would be in default under the terms thereof, which would permit the lenders thereunder to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness of the Company or result in a bankruptcy of the Company. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations--Financial Condition" and "Description of Certain Indebtedness."

SENSITIVITY TO INTEREST RATES

    At December 31, 1995, the Company's indebtedness had a weighted average interest rate of 8.95% and approximately $1,249 million of the Company's indebtedness bore interest at a floating rate. Of this amount, $500 million is subject to LIBOR-based interest rate cap agreements which effectively limit the interest cost to the Company to 6% plus the Company's borrowing margin until June 1, 1996 and to 8% plus the Company's borrowing margin from June 1, 1996 until June 1, 1999. Interest rates were at comparatively low levels in 1995. If interest rates were to increase substantially, the Company may be less able to meet its debt service obligations. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations--Financial Condition" and "Description of Certain Indebtedness."

COVENANT RESTRICTIONS MAY LIMIT COMPANY'S OPERATING FLEXIBILITY

    The limitations contained in the agreements relating to the Company's indebtedness, together with the highly leveraged position of the Company, could limit the ability of the Company to effect future debt or equity financings and may otherwise restrict corporate activities, including the Company's ability to avoid defaults, to respond to competitive market conditions, to provide for capital expenditures beyond those permitted or to take advantage of business opportunities. If the Company cannot generate sufficient cash flow from operations to meet its obligations, then its indebtedness might have to be refinanced. There can be no assurance that any such refinancing could be effected successfully or on terms that are acceptable to the Company. In the absence of such refinancing, the Company could be forced to dispose of assets in order to make up for any shortfall in the payments due on its indebtedness under circumstances that might not be favorable to realizing the best price for such assets. Further, there can be no assurance that any assets could be sold quickly enough, or for amounts sufficient, to enable the Company to make any such payments. See "Description of Certain Indebtedness."

ENVIRONMENTAL MATTERS

    The Company is subject to substantial regulation by various federal, state and local authorities in the United States and national and local authorities in the United Kingdom concerned with the impact of the environment on human health, the limitation and control of emissions and discharges to the air and waters, the quality of ambient air and bodies of water and the handling, use and disposal of specified substances and solid waste at, among other locations, the Company's process waste landfills. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways and properties owned by third parties, as well as to properties currently owned and used by the Company even if contamination is attributable entirely to prior owners. The Company is involved in an investigation and potential clean-up of the Lower Fox River in Wisconsin and has been named as a potentially responsible party ("PRP") for alleged natural resource damages related to the Lower Fox River and Green Bay system. In addition, the Company makes capital expenditures and incurs operating expenses for clean-up obligations and other environmental matters arising in its on-going operations.

    The Company has approximately $20 million of accrued liabilities as of December 31, 1995 for estimated or anticipated liabilities and legal and consulting costs relating to environmental matters arising from past operations. While the accrued liabilities reflect the Company's current estimate of the cost of these environmental matters, there can be no assurance that the amount accrued will be adequate. In addition, there can be no assurance that the Company will not be named a PRP at other sites in the future or that the costs associated with such future sites would not be material. Environmental legislation and regulations and the interpretation and enforcement thereof are expected to become increasingly stringent and to further limit emission and discharge levels and may increase the likelihood and cost of environmental clean-ups or related costs, all of which are likely to increase certain operating expenses, require continuing capital expenditures and adversely affect the operating flexibility of the Company's manufacturing operations. While the Company has budgeted for future capital and operating expenditures to maintain compliance with environmental legislation and regulations, indeterminable significant expenditures in connection with such compliance or other environmental matters could have a material adverse effect on the Company's financial condition and results of operations. See Note 11 of the Company's audited consolidated financial statements included elsewhere in this Prospectus and "Business--Environmental Matters" and "--Legal Proceedings."

PRINCIPAL SHAREHOLDERS

    Upon consummation of the Offering, Morgan Stanley Group, directly and through certain affiliated entities which it controls, including MSLEF II,
collectively will beneficially own    % of the outstanding shares of Common
Stock (   % if the U.S. Underwriters' over-allotment option is exercised in full). Currently, two of the nine directors of the Company are officers, and one director of the Company is an Advisory Director, of MS&Co, a subsidiary of Morgan Stanley Group. Pursuant to the terms of the Stockholders Agreement (as defined herein), MSLEF II and Fort Howard Equity Investors II, L.P., a Delaware limited partnership ("Fort Howard Equity Investors II"), each have the right to have a designee nominated for election to the Company's Board of Directors at any annual meeting of the Company's shareholders, so long as MSLEF II or Fort Howard Equity Investors II, as the case may be, does not already have a designee as a member of the Board of Directors at the time of such annual meeting. In addition, in the event of a vacancy on the Board of Directors created by the resignation, removal or death of a director nominated by MSLEF II or Fort Howard Equity Investors II, such shareholders have the right to have a designee nominated for election to fill such vacancy.

    As a result of their large shareholdings, Morgan Stanley Group and its affiliates will continue to have significant influence over the management policies of the Company and over matters requiring shareholder approval, including the election of all directors, the adoption of amendments to the Company's Restated Certificate of Incorporation and the approval of mergers and sales of all or substantially all of the Company's assets, which may deter a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, even if such events might be favorable to the Company's shareholders. See "--Anti-Takeover Effects of Provisions of the Restated Certificate of Incorporation and By-laws" and "Description of Capital Stock--Stockholders Agreement."

RESTRICTIONS ON DIVIDENDS

    Since the Acquisition, the Company has not declared or paid any cash dividends on any class of its capital stock, and currently does not intend to pay dividends on the Common Stock. The 1995 Bank Credit Agreement and the Company's outstanding debt obligations limit, in each case with certain exceptions, the payment of cash dividends on the Common Stock. See "Price Range of Common Stock and Dividend Policy" and "Description of Certain Indebtedness."

EFFECT ON PUBLIC MARKET OF SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, there will be          shares of Common
Stock outstanding, of which the 16,000,000 shares sold by the Company and the
Selling Shareholders pursuant to the Offering and an additional          shares
that were outstanding prior to the Offering will be tradeable without restrictions by persons other than "affiliates" of the Company. The remaining shares of Common Stock will be "restricted" securities within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemptions contained in Rule 144 under the Securities Act. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of such shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock or the ability of the Company to raise capital through a public offering of its equity securities.

    Pursuant to the Underwriting Agreement the Company has agreed, and pursuant to the Stockholders Agreement certain shareholders (who beneficially own an
aggregate of          shares of Common Stock) of the Company are subject to an
agreement, with certain limited exceptions, not to offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period beginning 7 days before and ending 180 days after the effective date of the Registration Statement, without the prior written consent of certain of the representatives of the U.S. Underwriters in the case of Morgan Stanley Group, MSLEF II, Fort Howard Equity Investors, L.P., a Delaware limited partnership ("Fort Howard Equity Investors"), and Fort Howard Equity Investors II, or of MS&Co, in the case of the remaining shareholders. See "Shares Eligible for Future Sale" and "Underwriters."

    Pursuant to the Stockholders Agreement, Morgan Stanley Group, MSLEF II and other shareholders of the Company have certain registration rights with respect to the shares of Common Stock that they currently own. Subject to the 180-day lock-up period described above, Morgan Stanley Group, MSLEF II, Fort Howard Equity Investors and Fort Howard Equity Investors II may choose to dispose of the Common Stock owned by them. The timing of such sales or other dispositions by such shareholders (which could include distributions to MSLEF II's, Fort Howard Equity Investors' and Fort Howard Equity II's partners) will depend on market and other conditions, but could occur relatively soon after the 180-day lock-up period described above, including pursuant to the exercise of their registration rights. MSLEF II, Fort Howard Equity Investors and Fort Howard Equity Investors II are unable to predict the timing of sales by any of their limited partners in the event of a distribution to them. Such dispositions could be privately negotiated transactions or public sales. See "Description of Capital Stock--Stockholders Agreement."

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

    Certain provisions of the Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Restated By-laws (the "By-laws") of the Company may be deemed to have anti-takeover effects and may discourage or make more difficult a takeover attempt that a shareholder might consider in its best interest. Such provisions also may adversely affect prevailing market prices for the Common Stock. These provisions, among other things: (i) classify the Company's Board of Directors into three classes, each of which will serve for different three-year periods; (ii) provide that only the Board of Directors or the Chief Executive Officer of the Company may call special meetings of the shareholders; (iii) eliminate the ability of the shareholders to take any action without a meeting; (iv) permit the adjournment of shareholder meetings in certain circumstances and (v) limit the ability of the shareholders to amend or repeal the By-laws or any of the foregoing provisions of the Certificate of Incorporation, except with the consent of holders of at least 80% of the Company's outstanding Common Stock. In addition, the By-laws establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings. See "Description of Capital Stock--Anti-Takeover Effects of Provisions of the Company's Restated Certificate of Incorporation and By-laws."

FORWARD LOOKING INFORMATION

    Each paragraph of the Industry Overview and Business Strategy sections of "Business" and the "Pricing" and "Wastepaper Prices" paragraphs of "Risk Factors" contain one or more forward looking statements and statements based on the Company's beliefs in which the Company attempts to measure activity in, and to analyze the many factors affecting, the markets for its products and the markets for the raw materials from which its products are made. There can be no assurance that: (i) the Company has correctly measured or identified all of the factors affecting these markets or the extent of their likely impact; (ii) the publicly available information with respect to these factors on which the Company's analysis is based is complete or accurate; (iii) the Company's analysis is correct or (iv) the Company's strategy, which is based in part on this analysis, will be successful.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the 10,000,000 shares of Common Stock offered by the Company (assuming a public offering price of $24 3/8 per share) are estimated to be approximately $232 million after deducting estimated underwriting discounts and commissions and expenses of the Offering payable by the Company. The Company intends to use the entire net proceeds of the Offering to prepay a portion of the outstanding principal of the 1995 Term Loan B under the 1995 Bank Credit Agreement. The 1995 Term Loan B bears interest at floating rates (a weighted average rate of 8.74% at December 31, 1995) and matures on December 31, 2002. In connection with the Offering, the interest rates on the 1995 Term Loan A and the 1995 Revolving Credit Facility will be reduced. See "Description of Certain Indebtedness."

    The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    During the fiscal year ended December 31, 1994, there was no market for the Common Stock. The Common Stock began trading under the symbol "FORT" on the Nasdaq National Market on March 10, 1995. The range of high and low sale prices of the Common Stock during quarters in which there was an active public trading market is as follows:

                                                                HIGH      LOW
                                                                ----      ---
1995:
  First Quarter..............................................   $12 7/8   $12
  Second Quarter.............................................    15        12
  Third Quarter..............................................    16 1/4    13 3/8
  Fourth Quarter.............................................    23 1/4    14 3/8
1996:
  First Quarter (through March 22, 1996).....................    25 1/2    19

    The Company anticipates that all its earnings in the near future will be used for the repayment of indebtedness and for the development and expansion of its business and, therefore, does not anticipate paying dividends on the Common Stock in the foreseeable future. The 1995 Bank Credit Agreement and the Company's outstanding debt obligations limit, in each case with certain exceptions, the ability of the Company to pay dividends on the Common Stock. Subject to such restrictions, any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at the time by the Board of Directors. See "Description of Certain Indebtedness" and "Description of Capital Stock."

                                 CAPITALIZATION

    Set forth below is the actual consolidated capitalization of the Company at December 31, 1995, and the pro forma consolidated capitalization of the Company as of that date after giving effect to the Offering. The information presented below should be read in conjunction with the Company's audited consolidated financial statements included elsewhere in this Prospectus.

                                                                           DECEMBER 31, 1995
                                                                       --------------------------
                                                                        ACTUAL      PRO FORMA (a)
                                                                       ---------    -------------
                                                                             (IN MILLIONS)
Current portion of long-term debt...................................   $    62.7      $    54.6
                                                                       ---------    ------------
Long-term debt, less current portion(b):
  1995 Term Loan A..................................................       768.0          768.0
  1995 Term Loan B..................................................       321.9           98.0
  1995 Revolving Credit Facility....................................        79.4           75.4
  9 1/4% Notes......................................................       450.0          450.0
  8 1/4% Notes......................................................       100.0          100.0
  9% Notes..........................................................       650.0          650.0
  10% Notes.........................................................       300.0          300.0
  Capital lease obligations.........................................       170.6          170.6
  Other long-term debt..............................................        63.4           63.4
                                                                       ---------    ------------
Total long-term debt, less current portion..........................     2,903.3        2,675.4
                                                                       ---------    ------------
  Total indebtedness................................................     2,966.0        2,730.0

Shareholders' deficit:
  Common Stock, par value $.01 per share,
    100,000,000 shares authorized, 63,370,794 shares
    issued and outstanding and          shares issued and
    outstanding on a pro forma basis................................         0.6            0.7
  Paid-in capital...................................................       895.7        1,131.6
  Cumulative translation adjustment.................................        (2.8)          (2.8)
  Retained deficit..................................................    (2,731.9)      (2,736.5)
                                                                       ---------    ------------
    Total shareholders' deficit.....................................    (1,838.4)      (1,607.0)
                                                                       ---------    ------------
    Total capitalization............................................   $ 1,127.6      $ 1,123.0
                                                                       ---------    ------------
                                                                       ---------    ------------

------------

 (a) Calculated based upon estimated proceeds to the Company from the Offering. See "Use of Proceeds."

 (b) See Note 5 of the Company's audited consolidated financial statements for additional information with respect to long-term debt.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected historical consolidated financial data of the Company for the years ended December 31, 1995, 1994, 1993, 1992 and 1991 that were derived from the consolidated financial statements of the Company, which were audited by Arthur Andersen LLP, independent public accountants. The report of such accountants with respect to the years ended December 31, 1995, 1994 and 1993 appears elsewhere in this Prospectus.

    The following financial information should be read in conjunction with "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and the audited consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                    HISTORICAL
                                                PRO FORMA(a)    ---------------------------------------------------
                                                ------------
                                                 YEAR ENDED                   YEAR ENDED DECEMBER 31,
                                                DECEMBER 31,    ---------------------------------------------------
                                                    1995         1995       1994       1993       1992       1991
                                                ------------    -------    -------    -------    -------    -------
                                                        (IN MILLIONS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
 Net sales...................................      $1,621       $ 1,621    $ 1,274    $ 1,187    $ 1,151    $ 1,138
 Cost of sales(b)............................       1,139         1,139        867        784        726        713
                                                   ------       -------    -------    -------    -------    -------
 Gross income................................         482           482        407        403        425        425
 Selling, general and administrative(b)(c)...         122           122        110         97         97         98
 Amortization of goodwill(d).................          --            --         --         43         57         57
 Goodwill write-off(d).......................          --            --         --      1,980         --         --
 Environmental charge(e).....................          --            --         20         --         --         --
                                                   ------       -------    -------    -------    -------    -------
 Operating income (loss)(e)..................         360           360        277     (1,717)       271        270
 Interest expense............................         268           310        338        342        338        371
 Other (income) expense, net.................          (2)           (2)        --         (3)         2         (3)
                                                   ------       -------    -------    -------    -------    -------
 Income (loss) before taxes(e)...............          94            52        (61)    (2,056)       (69)       (98)
 Income taxes (credit).......................          34            18        (19)       (16)        --        (24)
                                                   ------       -------    -------    -------    -------    -------
 Income (loss) before equity earnings,
   extraordinary items and adjustment for
  accounting change..........................          60            34        (42)    (2,040)       (69)       (74)
 Equity in net loss of unconsolidated
  subsidiaries(f)............................          --            --         --         --         --        (32)
                                                   ------       -------    -------    -------    -------    -------
 Net income (loss) before extraordinary items
   and adjustment for accounting change......          60            34        (42)    (2,040)       (69)      (106)
 Extraordinary items--losses on debt
   repurchases (net of income taxes)(g)......          --           (19)       (28)       (12)        --         (5)
 Adjustment for adoption of SFAS No. 106 (net
   of income taxes)(h).......................          --            --         --         --        (11)        --
                                                   ------       -------    -------    -------    -------    -------
 Net income (loss)(b)(e)(i)..................      $   60       $    15    $   (70)   $(2,052)   $   (80)   $  (111)
                                                   ------       -------    -------    -------    -------    -------
                                                   ------       -------    -------    -------    -------    -------
 Earnings (loss) per share(e)(i)(j)..........      $ 0.81       $  0.25    $ (1.85)   $(53.85)   $ (2.10)   $ (3.17)
OTHER DATA:
 EBITDA(k)...................................      $  459       $   459    $   393    $   387    $   410    $   444
 EBITDA as a percent of net sales(k).........        28.3%         28.3%      30.8%      32.6%      35.6%      39.0%
 Depreciation of property, plant and
   equipment(b)..............................      $   99       $    99    $    96    $    88    $    81    $   116
 Non-cash interest expense...................                        13         74        101        140        141
 Capital expenditures........................          47            47         84        166        233        144
 Weighted average number of shares of Common
   Stock outstanding
   (in thousands)(j).........................      73,535        58,228     38,103     38,107     38,107     34,868
BALANCE SHEET DATA (AT END OF PERIOD):
 Total assets................................      $1,647       $ 1,652    $ 1,681    $ 1,650    $ 3,575    $ 3,470
 Working capital (deficit)...................         (27)          (35)       (98)       (92)      (124)         2
 Long-term debt (including current portion)
   and Common Stock with put right...........       2,730         2,966      3,318      3,234      3,104      2,947
 Shareholders' equity (deficit)..............      (1,607)       (1,838)    (2,148)    (2,081)       (29)        62

                                                   (Footnotes on following page)

(Footnotes for preceding page)

------------

 (a)  The Pro Forma data give effect to (i) the Offering (assuming a public offering price of $24 3/8 per share), as if the Offering occurred on December 31, 1995 for consolidated balance sheet purposes (see "Use of Proceeds"), (ii) the Offering and the 1995 Recapitalization, as if they occurred on January 1, 1995 for consolidated statement of income purposes (see "Use of Proceeds"
      and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of
      Operations--Financial Condition--Liquidity and Capital Resources") and (iii) the issuance and
      sale by the Company on March   , 1996 of an estimated aggregate of 164,103 shares of Common Stock to participants in the Company's profit sharing plan and the application of estimated proceeds of
      $4 million from such issuances to the reduction of borrowings under the 1995 Revolving Credit
      Facility as if such issuances had occurred on December 31, 1995 for consolidated balance sheet purposes and on January 1, 1995 for consolidated statement of income purposes.

 (b)  Effective January 1, 1992, the Company prospectively changed its estimates of the depreciable lives of certain machinery and equipment. The change had the effect of reducing depreciation expense by approximately $38 million and net loss by $24 million in 1992.

 (c)  Selling, general and administrative expense in 1993 reflects an $8 million reduction for the reversal of all employee stock compensation expense accrued prior to 1993. See Note 9 of the
      Company's audited consolidated financial statements included elsewhere in this Prospectus.

 (d)  During the third quarter of 1993, the Company wrote off the remaining unamortized balance of its goodwill of $1.98 billion and, accordingly, there is no amortization of goodwill for periods subsequent to September 30, 1993. See "Management's Discussion and Analysis of Consolidated
      Financial Condition and Results of Operations" and Note 3 of the Company's audited consolidated financial statements included elsewhere in this Prospectus.

 (e)  During the fourth quarter of 1994, the Company recorded an environmental charge totaling $20 million. Excluding the effects of the environmental charge, the Company's operating income, loss before taxes, net loss and loss per share in 1994 would have been $297 million, $41 million, $56 million and $1.47 per share, respectively.

 (f)  As of December 31, 1991, the Company had sold all its international cup operations and had discontinued recording equity in net losses of its residual interest in its former domestic cup operations because the Company's carrying value of such residual investment was reduced to zero.

 (g)  In 1995, 1994 and 1993, the Company incurred extraordinary losses (net of income taxes) on early retirement of debt of $19 million, $28 million and $12 million, respectively.

 (h)  Reflects the cumulative effect on years prior to 1992 of adopting SFAS No. 106, "Employers'
      Accounting for Postretirement Benefits Other Than Pensions." This change in accounting principle, excluding the cumulative effect, decreased operating income for 1992 by $1.6 million.

 (i)  Net income and earnings per share before extraordinary items for the year ended December 31, 1995 were $33.5 million and $0.57, respectively. On a pro forma basis after giving effect solely to the 1995 Recapitalization as if it occurred on January 1, 1995 for consolidated statement of income purposes, net income and earnings per share for the year ended December 31, 1995 would have been $43.4 million and $0.69, respectively.

 (j)  The computation of earnings (loss) per share is based on the weighted average number of shares of
      Common Stock outstanding during the period plus (in periods in which they have a dilutive effect)
      the effect of shares of Common Stock contingently issuable upon the exercise of stock options.

 (k)  EBITDA represents operating income plus depreciation of property, plant and equipment, amortization of goodwill, the goodwill write-off, the 1994 environmental charge and the effects of 1993 employee stock compensation (credits). EBITDA is presented here as a measure of the
      Company's debt service ability. Certain financial and other restrictive covenants in the 1995
      Bank Credit Agreement and other instruments governing the Company's indebtedness are based on the
      Company's EBITDA, subject to certain adjustments. See "Description of Certain Indebtedness."

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

                                                                         FOR THE YEARS ENDED
                                                                            DECEMBER 31,
                                                                     ---------------------------
                                                                      1995      1994      1993
                                                                     ------    ------    -------
                                                                        (IN MILLIONS, EXCEPT
                                                                            PERCENTAGES)
Net sales:
  Domestic tissue.................................................   $1,320    $1,060    $ 1,004
  International operations........................................      164       131        143
  Harmon..........................................................      137        83         40
                                                                     ------    ------    -------
  Consolidated....................................................   $1,621    $1,274    $ 1,187
                                                                     ------    ------    -------
                                                                     ------    ------    -------
Operating income (loss):
  Domestic tissue (a)(b)(c).......................................   $  337    $  264    $(1,715)
  International operations (a)....................................       18         8         (1)
  Harmon (a)......................................................        5         5         (1)
                                                                     ------    ------    -------
  Consolidated (a)(b)(c)..........................................      360       277     (1,717)
Amortization of goodwill and goodwill write-off (a)...............       --        --      2,023
Depreciation......................................................       99        96         89
Environmental charge (b)..........................................       --        20         --
Employee stock compensation (c)...................................       --        --         (8)
                                                                     ------    ------    -------
  EBITDA(d).......................................................   $  459    $  393    $   387
                                                                     ------    ------    -------
                                                                     ------    ------    -------
Consolidated net income (loss)....................................   $   15    $  (70)   $(2,052)
                                                                     ------    ------    -------
                                                                     ------    ------    -------
EBITDA as a percent of net sales(d)...............................     28.3%     30.8%      32.6%

------------
(a) During the third quarter of 1993, the Company wrote off the remaining unamortized balance of its goodwill of $1.98 billion. See Note 3 to the Company's audited consolidated financial statements included elsewhere in this Prospectus.

(b) During the fourth quarter of 1994, operating income for domestic tissue operations was reduced by a $20 million environmental charge. See Note 11 to the Company's audited consolidated financial statements included elsewhere in this Prospectus.

(c) Selling, general and administrative expense in 1993 reflects an $8 million reduction for the reversal of all employee stock compensation expense accrued prior to 1993. See Note 9 to the Company's audited consolidated financial statements included elsewhere in this Prospectus.

(d) EBITDA represents operating income plus depreciation of property, plant and equipment, amortization of goodwill, the goodwill write-off, the 1994 environmental charge and the effects of 1993 employee stock compensation (credits). EBITDA is presented here as a measure of the Company's debt service ability. Certain financial and other restrictive covenants in the 1995 Bank Credit Agreement and other instruments governing the Company's indebtedness are based on the Company's EBITDA, subject to certain adjustments. See "Description of Certain Indebtedness."

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

    Net Sales. Consolidated net sales for 1995 increased 27.2% compared to 1994. Domestic tissue net sales for 1995 increased 24.6% compared to 1994 due to net selling price increases of 22.4% and converted products volume increases of 4.4%, offset by reduced parent roll export volume. The significant increase in domestic net selling prices in 1995 reflects commercial market price increase announcements effective January 1995, April 1995, July 1995 and September 1995 and consumer market price increase announcements effective January 1995 and July 1995, all in response to rising raw material costs and improving operating rates in the tissue industry. Domestic volume of the Company's commercial products was flat for the full year 1995 compared to 1994. Significant volume growth in the first quarter of 1995 was offset by volume declines in succeeding quarters. The Company believes that the first quarter volume growth may have been affected by inventory buildups by the Company's distributors in anticipation of the implementation of the Company's announced price increases. The Company's firm implementation of these price increases led to the commercial volume declines beginning in the second quarter of 1995. Domestic consumer volume was significantly higher throughout 1995 compared to 1994 due to strong consumer market demand for the Company's products.

    Net sales of the Company's international operations increased 24.8% for 1995 compared to 1994 due to a significant increase in net selling prices, slightly higher volume of converted products and the benefit from the change in foreign exchange rates, while parent roll volume was reduced. Net sales of the Company's 100% owned wastepaper brokerage subsidiary, Harmon Assoc. Corp. ("Harmon"), increased 63.8% for 1995 due to higher selling prices and slightly higher volume.

    Gross Income. For 1995, consolidated gross income increased 18.3% due to higher selling prices and, to a much lesser degree, higher domestic volume, partially offset by higher raw material costs. Consolidated gross margins decreased to 29.7% for 1995 from 31.9% for 1994 and 34.0% for 1993 as a result of significant raw material cost increases that began in mid-1994 and continued until mid-1995. However, beginning in the second quarter of 1995, as net selling price increases began to offset raw material cost increases, consolidated gross margins began to recover and reached 34.0% in the fourth quarter of 1995, the same rate achieved in full year 1993. Domestic tissue gross margins in 1995 exhibited trends similar to consolidated gross margins. Beginning in July 1994, domestic wastepaper prices rose sharply until flattening in the second and third quarters of 1995. Average wastepaper prices in the fourth quarter of 1995 were higher than average wastepaper prices in the fourth quarter of 1994. However, wastepaper prices fell significantly in the fourth quarter of 1995 from the third quarter of 1995 and by December 1995 were significantly below wastepaper prices in December 1994. Wastepaper price trends have remained favorable for the first quarter of 1996, however, the direction of wastepaper price trends in succeeding quarters is uncertain due to general economic factors, virgin market pulp price trends and expected increases in demand for wastepaper arising from scheduled start-ups of de-inked market pulp mills and from export markets. Costs of other raw materials also increased during 1995 compared to 1994 but to a much lesser extent, while all other costs (on a per ton basis) were flat or declined due to efficiencies achieved from higher volumes.

    Gross margins of international operations increased in 1995 compared to 1994 in spite of significantly higher wastepaper prices due to the benefits achieved from product rationalization in 1994 and the success of 1995 price increases. Wastepaper price trends in the U.K. were similar to those in the U.S. in 1995.

    Consolidated gross margins were negatively affected in 1995 by the increased proportion of net sales represented by the Company's wastepaper brokerage subsidiary which typically has very low margins compared to domestic tissue operations.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses, as a percent of net sales, decreased to 7.5% for 1995 compared to 8.6% for 1994. The decrease occurred principally due to the effects of significantly higher net sales.

    Operating Income. Operating income increased to $360 million in 1995 compared to $277 million in 1994. Excluding the environmental charge from 1994 results, operating income would have been $297 million in 1994. Operating income as a percent of net sales decreased to 22.2% in 1995 compared to 23.3% in 1994, as adjusted for the environmental charge. Domestic tissue operating income as a percent of net sales decreased to 25.5% in 1995 from 26.9% in 1994, also as adjusted for the environmental charge. The decreases are due to significantly higher raw material costs in 1995 partially offset by significantly higher net selling prices and higher domestic volume. Operating income as a percent of net sales began to recover beginning in the second quarter of 1995, similar to gross margin trends, such that consolidated and domestic tissue operating income as a percent of net sales reached 25.5% and 27.9%, respectively, in the fourth quarter of 1995.

    Extraordinary Loss. The Company's net income in 1995 was decreased by an extraordinary loss of $19 million (net of income taxes of $12 million) representing the redemption premiums and write-offs of deferred loan costs associated with the 1995 Recapitalization discussed below in "--Financial Condition--Liquidity and Capital Resources."

    Net Income. The Company reported net income of $15 million for 1995 compared to a net loss of $70 million for 1994.

FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993

    Net Sales. Consolidated net sales for 1994 increased 7.3% compared to 1993 due to increases in domestic tissue net sales and a significant net sales increase by the Company's wastepaper brokerage subsidiary. Domestic tissue net sales increased 5.5% for fiscal year 1994 compared to 1993 due to higher net selling prices principally in the commercial market and higher sales volume in the consumer and parent roll export markets that were partially offset by a volume decrease in the commercial market. Overall, domestic tissue sales volume for 1994 increased slightly over 1993. The Company's decision to implement net selling price increases in the commercial market during each of the first three quarters of 1993 and to follow with a price increase in the second quarter of 1994 led to the decline in commercial volume during 1994.

    Net sales of the Company's international operations decreased 8.4% for 1994 compared to 1993. The decrease in international net sales in 1994 was due to significantly lower net selling prices on flat volume. The international net selling price declines were attributable to product mix changes and continued competitive conditions. The significant increase in net sales of the Company's wastepaper brokerage subsidiary during 1994 compared to 1993 principally reflects higher net selling prices.

    Gross Income. For 1994, consolidated gross margins decreased to 31.9% from 34.0% in 1993, principally due to lower margins in domestic tissue operations where unit manufacturing cost increases exceeded net selling price increases. Such cost increases primarily resulted from higher wastepaper and other raw material costs, lower converting volume, higher depreciation expense resulting from the start-up of a new paper machine at the Muskogee mill late in the first quarter of 1994 and higher maintenance costs. From July to December 1994, wastepaper prices for the grades of wastepaper used in Fort Howard's products more than doubled.

    Gross margins of international operations declined in 1994 compared to 1993 principally due to the lower net selling prices and the effects of product rationalization. In addition, from July to December 1994, wastepaper prices for the grades of wastepaper used by international operations increased approximately 65%. Consolidated gross margins also were negatively affected in 1994 by the increased proportion of net sales represented by the Company's wastepaper brokerage subsidiary which typically has lower margins than domestic tissue operations.

    Selling, General and Administrative Expenses. In the third quarter of 1993, the Company reversed all previously accrued employee stock compensation expense resulting in a reduction of selling, general and administrative expenses of $8 million for 1993. Excluding the effects of the reversal, selling, general and administrative expenses, as a percent of net sales, were 8.6% for 1994 compared to 8.8% for 1993. The decrease resulted principally from the increased proportion of net sales represented by the Company's wastepaper brokerage subsidiary and, to a lesser degree, cost containment.

    Amortization of Goodwill. As a result of the goodwill write-off in the third quarter of 1993, there was no amortization of goodwill in 1994 compared to $43 million for 1993.

    Environmental Charge. The Company recorded a $20 million charge in the fourth quarter of 1994 for estimated or anticipated liabilities and legal and consulting costs relating to environmental matters arising from past operations. The Company expects these costs to be incurred over an extended number of years. See "Business--Environmental Matters" and "--Legal Proceedings" and Note 11 of the Company's audited consolidated financial statements included elsewhere in this Prospectus.

    Operating Income (Loss). Operating income increased to $277 million in 1994 compared to an operating loss of $1,717 million in 1993. The operating loss in 1993 resulted entirely from the goodwill write-off in the third quarter of 1993. Excluding the environmental charge from 1994 results and amortization of goodwill, the goodwill write-off and the reversal of employee stock compensation expense from 1993 results, operating income would have declined to $297 million in 1994 from $299 million in 1993.

    Extraordinary Loss. The Company's net loss in 1994 was increased by an extraordinary loss of $28 million (net of income taxes of $15 million) representing the redemption premiums and the write off of deferred loan costs associated with the repayment of long-term debt from the proceeds of the issuance of the 8 1/4% Notes and the 9% Notes in 1994.

    Net Loss. The Company reported a net loss of $70 million for 1994 as compared to a net loss of $2,052 million in 1993. The significant net loss for 1993 resulted principally from the goodwill write-off in the third quarter of 1993.

FINANCIAL CONDITION

  Year Ended December 31, 1995

    During 1995, cash increased $524,000. Capital additions of $47 million, debt repayments of $1,811 million, including the prepayment or repurchase of all of the 1988 Term Loan, the 1988 Revolving Credit Facility, the 1993 Term Loan and the Senior Secured Notes, repayment of the 1995 Receivables Facility and the redemption of all the outstanding 12 5/8% Debentures and 14 1/8% Debentures, were funded principally by cash provided from operations of $157 million (including proceeds of $63 million from the sale of certain domestic tissue receivables), net proceeds of $284 million from the sale of Common Stock and borrowings of $1,418 million (net of $50 million of debt issuance costs) pursuant to the 1995 Recapitalization discussed below in "--Liquidity and Capital Resources."

    Receivables decreased $25 million during 1995 due principally to the sale of certain domestic tissue receivables of $63 million, which was largely offset by the effects of an increase in net sales and significantly higher net selling prices in all the Company's businesses. Inventories increased by $32 million principally due to an increase in inventory quantities. The Company increased its parent roll and wastepaper inventories to take advantage of lower wastepaper prices and to maximize the flexibility of existing productive capacity. The liability for interest payable decreased $20 million due to the early payment of interest in connection with the 1995 Recapitalization. Principally as a result of all these changes and the $53 million reduction in the current portion of long-term debt, the net working capital deficit decreased to $35 million at December 31, 1995, from a deficit of $98 million at December 31, 1994.

  Year Ended December 31, 1994

    During 1994, cash increased $195,000. Capital additions of $84 million and debt repayments of $759 million, including the prepayment of $100 million of the 1988 Term Loan, the repurchases of all outstanding 12 3/8% Notes and of $238 million of the 12 5/8% Debentures, a reduction in the 1988 Revolving Credit Facility and the purchase of interest rate cap agreements for $10 million were funded by cash provided from operations of $125 million and net proceeds of the sale of 8 1/4% Notes and 9% Notes of $728 million in February 1994.

    Receivables increased $17 million during 1994 due principally to higher net selling prices in the domestic tissue and wastepaper brokerage operations and sales volume increases in domestic tissue operations in the fourth quarter of 1994. The $13 million increase in inventories in 1994 resulted from increases in inventory quantities to improve service levels and the revaluation of inventories to reflect higher manufacturing costs. The liability for interest payable increased $29 million due to a change in interest payment schedules resulting from the 1994 debt repurchases from the net proceeds of the sale of the 8 1/4% Notes and 9% Notes in 1994 and for the liability with respect to the 14 1/8% Debentures for interest accruing in cash commencing on November 1, 1994. Principally as a result of all these changes, the net working capital deficit increased to $98 million at December 31, 1994, from a deficit of $92 million at December 31, 1993. The $15 million increase in long-term other liabilities in 1994 principally reflects the classification of $18 million of the environmental charge taken in the fourth quarter as a long-term liability. Deferred and other long-term income taxes declined $34 million from 1993 to 1994 principally due to the reversal of deferred income taxes related to continuing operations and the extraordinary item.

    Cash provided from operations declined in 1994 compared to 1993 principally due to increased interest payments resulting from the 1993 repurchases of all outstanding 14 5/8% Debentures (which accrued interest in kind) from the net proceeds of the sale of the 9 1/4% Notes and 10% Notes in 1993 (which accrue interest in cash) and higher floating interest rates. Cash provided from operations was further impacted by the increase in receivables and inventories.

  Liquidity and Capital Resources

    The Company's principal uses of cash for the next several years will be interest and principal payments on its indebtedness and capital expenditures.

    On April 15, 1995, the Company completed a recapitalization plan (the "1995 Recapitalization") to prepay or redeem a substantial portion of its indebtedness in order to reduce the level and overall cost of its debt, extend certain debt maturities, increase shareholders' equity and enhance its access to capital markets. The 1995 Recapitalization included the following components: (1) the offer and sale by the Company of 25,269,555 shares of Common Stock in March and April 1995, at $12.00 per share (the "Initial Public Offering"); (2) entering into a bank credit agreement (the "1995 Bank Credit Agreement") consisting of a $300 million revolving credit facility (the "1995 Revolving Credit Facility"), an $810 million term loan (the "1995 Term Loan A") and a $330 million term loan (the "1995 Term Loan B" and, together with the 1995 Term Loan A, the "1995 Term Loans") and entering into a receivables credit agreement consisting of a $60 million term loan (the "1995 Receivables Facility"); (3) the application in March and April 1995 of the net proceeds of the Initial Public Offering, together with borrowings under the 1995 Bank Credit Agreement and the 1995 Receivables Facility, to prepay or redeem all the Company's indebtedness outstanding under the 1988 Bank Credit Agreement, 1993 Term Loan, Senior Secured Notes, 14 1/8% Debentures (at par) and 12 5/8% Debentures (at 102.5% of the principal amount thereof); and (4) the payment of transaction costs. Assuming completion of the Offering, the Company will have payment obligations of $
million in 1996, $   million in 1997, $   million in 1998, $   million in 1999
and $   million in 2000.

    In September 1995, the Company entered into receivables sales agreements (the "1995 Receivables Sales Agreements") which segregate certain domestic tissue receivables from the Company's other assets and liabilities for the purpose of effecting the sales of such receivables in order to achieve a lower cost of borrowing based on the credit quality of the receivables. As a result, receivables were reduced by $60 million, the 1995 Receivables Facility was repaid and the interest cost on the 1995 Receivables Facility of 2.5% over LIBOR has been effectively replaced by financing costs equal to 0.25% to 0.65% over LIBOR on $60 million. In connection with the 1995 Receivables Sales Agreements, additional revolving funds of up to $25 million may be available to the Company, resulting in further decreases in receivables and interest costs. At December 31, 1995, the Company had drawn $3 million against the additional revolving funds under the 1995 Receivables Sales Agreements. See "Description of Certain Indebtedness--1995 Receivables Sales Agreements."

    Capital expenditures were $47 million, $84 million and $166 million in 1995, 1994 and 1993, respectively, including an aggregate of $175 million during those periods for capacity expansions. Subject to market conditions, the Company's current plans to support growth in domestic tissue shipments include adding one world-class (270-inch) tissue paper machine over the next five years. The 1995 Bank Credit Agreement imposes limits for domestic capital expenditures, with certain exceptions, of $75 million per year. The Company is also permitted to spend up to $250 million for domestic expansion projects including, without restriction, an additional tissue paper machine at one of its existing domestic mills. Other domestic expansion projects are restricted unless certain conditions are met. In addition, the Company is permitted to make investments for international expansion of up to $41.3 million through June 30, 1996 (of which $2.1 million had been spent as of December 31, 1995), and up to $100 million in the aggregate after June 30, 1996 if certain conditions are met. Under the 1995 Bank Credit Agreement, the Company may carry over to one or more years (thereby increasing the scheduled permitted limit for capital expenditures in respect of such year) the amount by which the scheduled permitted limit for each year (beginning with fiscal year 1995) exceeded the capital expenditures actually made in respect of such prior year. At December 31, 1995, the capital expenditures carryover available to the Company totaled $31 million. The Company does not believe such limitations will impair its plans for capital expenditures. Capital expenditures are projected to approximate $90 to $100 million annually for the next several years, plus domestic expansion capital spending that is subject to market conditions. The portions of the above capital expenditures which are attributable to environmental matters are described in "Business--Environmental Matters."

    The Company's 1995 Revolving Credit Facility, which may be used for general corporate purposes, has a final maturity of March 16, 2002. At December 31, 1995, the Company had $221 million in available capacity under the 1995 Revolving Credit Facility.

    The Company believes that cash provided from operations, unused borrowing capacity under the 1995 Revolving Credit Facility and access to financing in public and private markets will be sufficient to enable it to fund capital expenditures (including planned capital expenditures for environmental matters) and to meet its debt service requirements for the foreseeable future.

    In connection with its planned appeal of a U.S. Tax Court decision regarding the disallowance of certain income tax deductions related to the period 1988 through 1995, the Company estimates that, if the decision of the U.S. Tax Court is ultimately sustained, the potential amount of additional taxes due by the Company would be approximately $38 million exclusive of interest. In anticipation of its appeal, the Company has paid to the Internal Revenue Service (the "IRS") tax of approximately $5 million potentially due for its 1988 tax year pursuant to the U.S. Tax Court opinion along with $4 million for the interest accrued on such tax. While the Company is unable to predict the final result of its appeal of the U.S. Tax Court decision with certainty, it has accrued for the potential tax liability as well as for the interest charges thereon for the period 1989 through 1995 and thus the Company believes that the ultimate resolution of this case will not have a material adverse effect on the Company's financial condition or on its results of operations. If payment of the tax liability and interest charges were to become necessary, the Company anticipates that it would borrow the amount of the payment under the 1995 Revolving Credit Facility. See Note 4 of the Company's audited consolidated financial statements included elsewhere in this Prospectus and "Business--Legal Proceedings."

  Net Operating Loss Carryforwards

    Under the Internal Revenue Code of 1986, as amended (the "Code"), the utilization of Net Operating Loss ("NOL") carryforwards against future taxable income is subject to limitation if a company experiences an "ownership change" as defined in the Code. While the Company will likely experience an ownership change in connection with the Offering, the Company believes that the resulting limitation in NOL carryforward utilization will not have a significant effect on the Company's financial condition or on its results of operations.

  Seasonality

    Historically, a slightly higher amount of the Company's revenues and operating income have been recognized during the second and third quarters. The Company expects to fund seasonal working capital needs from the 1995 Revolving Credit Facility.

                                    BUSINESS

THE COMPANY

    Founded in 1919, Fort Howard is a leading manufacturer, converter and marketer of sanitary tissue products in the commercial (away-from-home) and consumer (at-home) markets in the United States and the United Kingdom. Its principal products include paper towels, bath tissue, table napkins, wipers and boxed facial tissue manufactured from virtually 100% recycled fibers. The Company believes that it is the leading producer of tissue products in the domestic commercial market with a 26% market share and has focused approximately 60% of its domestic capacity on this faster growing segment of the tissue market. The balance of the Company's domestic capacity is directed to the consumer market, which includes private label and branded products. The Company is a leading producer of tissue products in this market and has grown its share from 3% in 1984 to 10.5% in 1995. Its principal consumer brands include Mardi Gras printed napkins (which hold the leading domestic market position) and paper towels, Soft 'n Gentle bath and facial tissue, So-Dri paper towels and Green Forest, the leading domestic line of environmentally positioned, recycled tissue paper products.

BUSINESS STRATEGY

    Fort Howard's business strategy is focused on increasing shareholder value by enhancing its position in the United States and internationally. The Company's strategy involves:

        Increasing New Product Development to Drive Market Share Growth and Margin Improvement. The Company initiated a new product development strategy in 1995. The Company believes that targeted new product development can continue market share growth and create opportunities for margin enhancement as product offerings are improved and expanded. To respond to these opportunities, the Company assembled a multi-functional team to develop and implement a continuing flow of new products, product line extensions and product restages in all product quality groups, for both of the Company's major markets. This team has developed a stepped schedule of new product introductions based on marketplace analysis and research, competitive product benchmarking and the integration of the Company's manufacturing technologies. Recent new product development activities by market are described below:

           Commercial Market. Early in 1996, Fort Howard began a comprehensive roll-out of the new Preference Ultra line of premium products, a sector in which the Company had not previously participated. The Preference Ultra product line includes bath tissue, facial tissue and paper towels. The Company believes that the premium sector, which includes upscale office buildings, corporate headquarters, top-rated hotels and restaurants and high-end health care institutions, represents approximately 20% of the commercial market and over $400 million in sales. In order to increase the opportunity for gaining a substantial share of the premium sector of the commercial market, the Company has introduced a significantly increased level of new promotional activity. Also, as a full-line supplier, Fort Howard believes that it has created a competitive advantage with distributors that are consolidating sources of supply to reduce their overall distribution costs. Concurrent with its development of the Preference Ultra line, the Company has undertaken an expansive effort to identify factors that drive the success of the Company's distributor-customers. As a result of in-depth research with 1,400 distributor-customers and their senior managers, as well as input from an advisory board of its distributor-customers, the Company plans the introduction of further new products to create additional opportunities for market share growth in 1996 and 1997.

           Consumer Market. The Company's market share has increased from 9.4% in 1994 to 10.5% in 1995 in the domestic consumer market of the tissue industry primarily as a result of recent product enhancements. Creative and colorful print designs and targeted retail pricing enabled Mardi Gras, the number one consumer napkin brand since 1991, to increase its grocery market share by approximately 3% during 1995. Fort Howard also had the overall number one grocery market share in total consumer napkins in 1995. Product quality enhancements, including a softer bath tissue and a thicker towel, contributed to a 21% increase in 1995 sales revenues for Green Forest products, the nation's largest selling brand in the environmentally positioned market. From 1993, following the restage of So-Dri towels, to 1995, the grocery market share for these towels tripled. Later in 1996 and into 1997, the Company has planned further product enhancements to increase the competitiveness of its product offerings. The Company is continuing to improve product quality and is expanding its capabilities to offer consumers larger unit sizes such as three- and six-roll towels and 12-roll bath tissue. Fort Howard is also accelerating the development of its distribution and information systems to meet the requirements of servicing large mass merchandisers and grocery and drug retailers.

        Improving its Position as a Low Cost Producer while Continuously Improving Product Quality. Fort Howard is committed to improving its position as a low cost producer of tissue products in the markets in which it competes. The Company believes that its use of wastepaper for substantially all of its fiber requirements and, in particular, its increasingly effective consumption of lower cost wastepaper grades while improving end product quality, are key components of its low cost producer strategy. Over the last ten years, because of continuous improvements in its proprietary de-inking process, Fort Howard has been able to shift significantly the mix of wastepaper to lower cost grades, thereby achieving substantial cost savings. Due to important research and process development over the last five years, the Company is now able to manufacture competitive, premium quality products from its traditional low cost grades of wastepaper, thereby permitting the launch of premium quality products in the commercial market in early 1996. The Company believes that it has created a competitive advantage based on the development of its proprietary de-inking technology and know-how and the barriers created by the substantial capital investment in new equipment and technologies required by competitors to achieve operating income margins comparable to those of the Company. The Company's annual capital spending program for 1996, 1997 and 1998 includes significant projects for the continued development of improved de-inking technologies, which should in the near term produce end product quality improvements and additional cost savings from the consumption of greater quantities of lower cost grades of wastepaper. In addition, the Company is focused on reducing all other costs while upgrading the quality of its products. In 1995, the Company achieved annual cost savings of $20 million as a result of an ongoing cost reduction program.

        Expanding Internationally. The Company views expansion of its international operations as an increasingly important component of its long-term business strategy and is focusing on the following:

           Increasing Growth in United Kingdom Earnings and Market Share. Recent consolidation among United Kingdom tissue manufacturers has created opportunities with major retailers seeking alternate sources of supply. The Company's Fort Sterling Limited ("Fort Sterling") operation has stepped up new product development efforts to seek to increase its consumer market share in light of this development. Fort Sterling also has acquired new converting capacity to fill key gaps in its napkin and wiper product lines in an effort to achieve full penetration of the foodservice channel of the United Kingdom commercial market. Management believes that its commercial market share in the United Kingdom is underdeveloped and that its experience in building its commercial market share in the United States can continue to be applied to improve results in the United Kingdom.

           Expanding into New International Markets. The Company also believes that significant opportunities may exist for additional growth by applying its low cost producer technology to international markets outside of the United Kingdom. Fort Howard entered into a small joint venture to convert parent rolls into finished products in the People's Republic of China in 1995 which began operations in March 1996, and opened direct sales operations in Mexico in 1995. The Company is reviewing opportunities to expand its initial China project, and may consider other ventures in China. The Company is also exploring other new international markets in Asia and Latin America whose size, competitive profile and end use tendencies will allow it to capitalize on its proprietary de-inking technologies and its experience in the United Kingdom.

       Reducing Debt. The Company is committed to deleveraging to improve its operating and financial flexibility by reducing the level and overall cost of its debt, extending maturities of indebtedness, increasing shareholders' equity and enhancing its access to capital markets. The 1995 Recapitalization and the Offering are key steps in the deleveraging process. In addition, the Company intends to apply available cash flow to debt reduction for the near term. As a result of the 1995 Recapitalization and the Offering, the Company believes that it will be able to better execute its strategy and take advantage of growth opportunities.

    The Company's current plans to support growth in domestic tissue shipments include, subject to market conditions, adding one world-class (270-inch) tissue paper machine over the next five years. Any such expansion would only be undertaken after a careful evaluation of industry capacity conditions. The Company believes that this rate of expansion will contribute to improved long-term tissue industry operating conditions.

STRATEGIC POSITION

    For the past 20 years, Fort Howard has maintained annual EBITDA margins of approximately 30%, about double those publicly reported by the Company's major competitors. At the same time, the Company has achieved strong market share growth on the basis of its position as a low cost producer in the markets in which it competes.

    From 1984 to 1994, the Company doubled its production capacity by constructing or expanding its system of world-class, integrated, regional tissue mills which use the Company's proprietary de-inking technology to produce low cost, quality tissue from a broad range of wastepaper grades. These mills:
(i) include state-of-the-art wastepaper de-inking and processing systems that process relatively low grades of wastepaper to produce low cost fiber for making tissue paper; (ii) contain eight of the eleven largest (270-inch) tissue paper machines in the world, which significantly increase labor productivity; (iii) are geographically located to minimize distribution costs; (iv) generate their own steam and electrical power; and (v) manufacture certain of their own process chemicals and converting materials.

    While investing in modern, efficient production capacity, the Company was also building large distribution networks in both the commercial and consumer markets that are important platforms for future growth. Due to its leading market share, the Company believes it has built the largest distribution network in the commercial market which has been responsible in part for an increase in its commercial market share from 24% in 1984 to 26% in 1995. Over this period in the consumer market, the Company built its branded and private label distribution from a regional to a national basis. In 1995, Fort Howard achieved a 10.5% consumer market share with the leading national napkin brand, Mardi Gras, and the leading national brand for the environmentally positioned market, Green Forest. In 1984, the Company's consumer market share of 3% was principally achieved in the Midwest.

INDUSTRY OVERVIEW

United States

  Demand

    According to statistics compiled by the American Forest and Paper Association, sanitary tissue paper converted product shipments in the United States grew from 4.2 million tons in 1984 to 5.4 million tons in 1995 for a compound annual growth rate of 2.1%. Industry shipments have increased in nineteen of the last twenty years.

    Shipments to the commercial and consumer markets represent approximately 37% and 63% of total shipments, respectively. The Company believes that, except in recessionary years, commercial market shipment growth rates have generally exceeded consumer market shipment growth rates. Population growth has a stabilizing effect on demand in the consumer market in recessionary years. The Company also believes that, because of the increasing number of dual income households, more frequent travel and recreation and longer life expectancy, which result in increased use of away-from-home facilities, the commercial market will continue to grow faster on average than the consumer market. Shipments tend to be stronger in the second and third quarters because of seasonal demand.

    Commercial Market. In the commercial market, domestic tissue shipments grew from 1.5 million tons in 1984 to 2.0 million tons in 1995 for a compound annual growth rate of 2.3%. The Company believes that shipment growth rates in the commercial market are affected principally by demographic and socio-economic trends, including the number of dual income households, the aging of the population, travel and recreation demand and the strength of the economy and job market generally.

    The commercial market is comprised of a few major tissue producers that have large market positions and a significant number of small, regional manufacturers. While the full range of premium, value and economy products exist in this market, the value and economy ranges of products are predominant in the commercial market. The Company believes that advertising does not have a significant influence on commercial demand.

    Consumer Market. In the consumer market, domestic tissue shipments grew from
2.7 million tons in 1984 to 3.4 million tons in 1995, for a compound annual growth rate of 2.1%. The Company believes that shipment growth rates in the consumer market are principally affected by demographic trends, including the aging of the population, and general economic conditions, including the level of consumer confidence.

    The consumer market is comprised of a few major, mostly branded premium product manufacturers that actively advertise to stimulate consumer demand for their products. The product range in this market covers branded premium products (44% of market), branded value products (40%) and private label products (16%). Discount retailers have been emphasizing the development of private label products to achieve higher gross margins and to lower retail shelf prices to appeal to increasingly price conscious consumers.

  Capacity

    The Company believes that tissue industry operating rates of approximately 92% to 93% represent balanced supply and demand in the tissue market. Tissue industry operating rates were 91.7% in 1994 and 93.6% in 1995, years of limited industry capacity expansion. During the period 1991 through 1993, tissue industry operating rates fell to the 90% to 91% level due to higher than historic capacity addition rates. For the ten years prior to 1991, tissue industry capacity grew at a 2.2% average annual growth rate and operating rates remained at a relatively strong average level of 93.0%.

    Tissue industry operating rates in 1996 and future years will depend upon the level of demand and industry capacity growth. For the period 1996 to 1998, estimated industry capacity additions reported by independent public sources average 0.4% to 1.6% per year. Such capacity addition rates are well below historic demand growth of slightly more than 2% per year in industry shipments.

  Pricing

    Since 1984, pricing has correlated strongly with the levels of industry operating rates. Following sharp wastepaper and market pulp price increases in 1994 and 1995, and supported by improved industry operating rates, the Company believes that industry pricing rose in both 1994 and 1995. Domestically, the Company realized average price increases of 5% in 1994 and 22% in 1995. The high level of growth in tissue industry capacity from 1990 through 1992, coupled with the weakening commercial demand resulting from the recession and competitive new product introductions in the consumer market, caused industry operating rates and pricing to fall. As a result, the Company believes that industry pricing fell in each of 1991 and 1992 and may have fallen in 1993.

    The Company believes that as a result of lower fiber costs, there is currently some modest price discounting in the commercial tissue market while consumer tissue market pricing has remained firm. The Company also believes that industry pricing in the commercial tissue market is unlikely to fall significantly in 1996 due to the favorable trend in industry operating rates described above and the potential reversal of some of the wastepaper, de-inked market pulp and virgin market pulp price decreases.

  Raw Material Supply

    Fiber, which constitutes the principal raw material for making paper, is obtained either by processing virgin wood pulp or by de-inking and processing wastepaper. The Company estimates that approximately one-third of all fiber for domestic tissue production is sourced from integrated virgin wood pulp operations while the remainder is sourced from market purchases of virgin market pulp, de-inked market pulp, or wastepaper for integrated wastepaper processing operations.

    The following table shows the price per ton for virgin market pulp, de-inked market pulp and wastepaper for the periods indicated, based on statistics compiled in independent industry reports. Wastepaper prices are not directly comparable to market pulp prices because wastepaper yields are generally lower than market pulp yields, wastepaper processing costs are generally higher than those associated with market pulp and market pulp prices are widely reported per metric ton while wastepaper prices are widely reported per the smaller short ton.

                                                              YEAR END
                                        ----------------------------------------------------    MARCH
                                        1989    1990    1991    1992    1993    1994    1995    1996
                                        ----    ----    ----    ----    ----    ----    ----    -----
Virgin market pulp per metric ton(a).   $830    $765    $500    $570    $415    $700    $935    $ 600
De-inked market pulp per metric
  ton(b)                                  NA      NA      NA      NA    $545    $745    $725    $ 575
Wastepaper per short ton(c)..........   $106    $ 80    $ 67    $ 81    $ 86    $176    $114    $  84

-------------------

 (a)  Market prices per metric ton for Northern Bleached Softwood Kraft.
 (b)  Market prices (f.o.b. shipping point) for de-inked wet lap pulp. Prices for de-inked wet lap pulp peaked in September 1995 at $955 per metric ton. Prior to 1993, de-inked market pulp capacity was limited and industry pricing was not tracked by independent sources.
 (c)  Market prices per short ton for Coated Book. Coated Book prices peaked at $266 per short ton in May 1995 and averaged $218 in 1995. The market price trends for this wastepaper grade are representative of the percentage price changes experienced by the
      Company over the period 1990 through 1995 for the grades of wastepaper used by the
      Company. The market price trends for Coated Book may not be representative of future price trends for the grades of wastepaper Fort Howard uses. In addition, the market prices shown in this table are not necessarily indicative of Fort Howard's or any other tissue manufacturer's actual wastepaper costs, which will depend on the particular grades of wastepaper used.

    Beginning in 1994, demand for most grades of paper in the overall paper industry rose substantially, thereby increasing the demand for fiber. At the same time, the capacity of de-inked market pulp producers expanded substantially as the paper industry increased its commitment to the recovery and utilization of wastepaper. However, worldwide virgin market pulp capacity remained relatively unchanged. Beginning in the third quarter of 1995, pricing for virgin market pulp, de-inked market pulp and wastepaper began to fall sharply due to slowing demand for most grades of paper in the overall paper industry, other than tissue, and the addition of new virgin market pulp capacity in Asia and de-inked market pulp capacity in North America.

United Kingdom

  General

    The tissue market in the United Kingdom is roughly one-eighth the size of the U.S. market or approximately 691,000 tons in 1995. The commercial market represents approximately one-third of the total market and the consumer market represents approximately two-thirds. Fort Sterling's operations are primarily in the consumer market. Because no definitive industry reports covering the U.K. market are available, the following information is based in part on reports commissioned by the Company and on the Company's estimates.

  Demand

    Total U.K. tissue shipments increased from 563,000 tons in 1984 to 691,000 tons in 1995 for a compound annual growth rate of 1.9%. In the consumer market, U.K. tissue shipments grew from 372,000 tons in 1984 to 464,000 tons in 1995 for a compound annual growth rate of 2.0%. In the commercial market, U.K. tissue shipments increased from 191,000 tons in 1984 to 227,000 tons in 1995, for a compound annual growth rate of 1.6%. Growth in the U.K. commercial market is affected by the same factors that affect growth in the U.S. commercial market. In comparison to the U.S. commercial market, the commercial market in the U.K. has an underdeveloped distribution network and more limited product penetration, thereby offering opportunities for improved shipment growth.

    Fort Sterling is one of the three largest tissue producers in the U.K. The U.K. tissue market is characterized by low consumption of paper towels and table napkins as compared to the U.S. tissue market. Private label products command an equal and growing consumer market share compared to branded products. Private label products are more likely to be premium quality/high priced than economy/value priced. However, beginning in late 1992, as Europe began to experience a recession and as U.K. grocery price competition increased due to the emergence of grocery discounters and the introduction of club warehouses to the U.K. market, U.K. consumers began to move more heavily to economy products. The Company believes that shipment growth rates in the consumer market are principally affected by population growth trends, and to a lesser extent, changing consumption habits as the acceptance and use of paper towels and table napkins develops further.

  Capacity

    For the period from 1984 to 1995, U.K. tissue papermaking capacity grew at a compound annual growth rate of 2.6% to 696,000 tons from 522,000 tons. Taking into account waste on conversion to finished products of 6% to 9%, U.K. tissue papermaking capacity falls significantly short of U.K. tissue consumption. Unlike the U.S. market, there are a large number of small, partially integrated or non-integrated tissue converters that purchase parent rolls (unconverted rolls of finished tissue) and hold a combined U.K. market share of tissue shipments of approximately 25%. Also, all the large U.K. tissue manufacturers, with the exception of Fort Sterling, purchase significant quantities of virgin market pulp or parent rolls because there is no U.K. timber harvesting to support fully integrated, virgin wood pulp production.

  Pricing

    As in the U.S., consumer and commercial tissue industry pricing began to increase in late 1994 and further increases were implemented in 1995 due to significant fiber cost increases incurred by all U.K. tissue producers, further supported by improved industry operating conditions.

    U.K. retailers were engaged in very competitive pricing activity in 1993 and 1994 across a broad range of consumer products, including sanitary tissue paper products, due in part to the greater penetration of large discount chains, the entry of club warehouse chains from the U.S. and the recession in the U.K. As a result, tissue prices declined significantly in the U.K. from 1992 through late 1994.

  Raw Material Supply

    Market pulp and wastepaper supply and demand and cost trends in the U.K. are substantially similar to those in the United States.

DOMESTIC TISSUE OPERATIONS

    Fort Howard produces its domestic tissue products at three mills: its original mill in Green Bay, Wisconsin; its Muskogee, Oklahoma mill constructed as a greenfield site which commenced papermaking production in 1978; and its greenfield mill near Savannah, Georgia, which commenced production in 1987. Each of these mills is a world-class, fully integrated tissue mill that can de-ink and process fiber from low cost wastepaper to provide virtually all of the mill's tissue fiber. In addition, each mill contains at least two 270-inch tissue paper machines, is geographically located to minimize distribution costs to its regional markets, produces all its steam and electrical power, manufactures some of the chemicals used in whitening tissue fiber and some of its converting materials, and converts, prints and packages Fort Howard's tissue products.

    Fort Howard has installed eight of the eleven largest (270-inch) tissue paper machines in the world which provide long-term productivity advantages. Approximately 86% of Fort Howard's domestic production comes from tissue paper machines capable of making 50,000 tons or more annually, whereas the Company believes that less than 30% of competitors' production comes from machines with a capacity of 50,000 tons or more. Approximately 50% of Fort Howard's papermaking capacity came on-line during the last 11 years, while the Company believes that approximately three-quarters of competitors' tissue paper machines in the U.S. were built over 11 years ago, with more than one-third over 30 years old. Because tissue paper machines are often operated for over 50 years, the Company believes that its new large machines offer a long-term competitive advantage. In addition, with each new capacity expansion, Fort Howard installed new, world-class supporting equipment consisting of large scale wastepaper processing and cleaning systems and converting equipment that provides further productivity advantages.

    Facilities. In Green Bay, Wisconsin, the Company operates nine tissue paper machines, including two world-class 270-inch tissue paper machines completed in 1984 and 1992. In addition, the Green Bay mill contains two dry form machines which commenced operation in 1978 and 1989. Although the Green Bay mill is the Company's original mill, having commenced production in 1920, it is well maintained, includes virtually all of Fort Howard's latest technologies and equipment and is cost competitive with the Company's newer facilities. The Company's Muskogee, Oklahoma mill contains a new 270-inch tissue paper machine which was added during the first quarter of 1994, and another 270-inch and three 200-inch tissue paper machines which were installed between 1978 and 1985. Fort Howard's greenfield mill located near Savannah, Georgia contains four 270-inch tissue paper machines that commenced production in 1987, 1988, 1989 and 1991.

    Each of the Company's domestic mills also includes a coal-fired cogeneration power plant capable of producing all of the mill's steam and electricity, a modern de-inking and pulp processing plant that processes virtually all of the mill's fiber requirements from wastepaper, a chemical plant that produces high volume chemicals used in whitening fibers, high speed converting equipment for cutting, folding, printing and packaging paper into the Company's finished products and related facilities and warehousing. The Muskogee mill also includes a polywrap manufacturing plant that processes approximately one-half of the polywrap required by the Company's domestic mills and the Green Bay mill includes a large machine shop that services all the Company's domestic mills.

    Wastepaper. Fort Howard has led the industry in developing sanitary tissue paper products from recycled wastepaper. Fort Howard uses 100% wastepaper for all but a limited number of dry form and specialty products representing approximately 3% of its volume. Currently, Fort Howard recycles over 1.4 million tons of wastepaper annually into tissue products--more than three times as much as any other U.S. tissue company. The Company believes that its use of wastepaper for substantially all of its fiber requirements gives it a cost advantage over its competitors.

    The Company has developed the largest network for obtaining de-inking grades of wastepaper in the domestic tissue industry. A large portion of its wastepaper requirements is sourced through Harmon. The remainder of the Company's wastepaper requirements are sourced through an in-house wastepaper purchasing group. As a wastepaper broker, Harmon can accept the total wastepaper generation from a supplier whether or not all the wastepaper is needed to meet Fort Howard's production requirements. This ability effectively increases the sources of supply to Fort Howard. In addition, Harmon's activities in export markets, as well as in grades not usually purchased by Fort Howard, provide the Company with valuable intelligence on trends in the worldwide wastepaper market. The Company also maintains innovative curbside collection programs with several municipalities and enters into contracts with large office complexes to effectively increase its sources of wastepaper supply.

    Energy. Each of the Company's mills includes a coal-fired cogeneration plant for the production of all its steam, which Fort Howard uses both in manufacturing tissue and in generating virtually all its electricity. The Company believes that its energy cost is significantly lower than the cost of energy available to it from public utilities. In recent years, the Company has installed fluidized bed boilers to burn lower cost coal and petroleum coke efficiently and in conformity with environmental standards.

    Chemicals, Printing and Packaging. The Company operates chemical plants at all three mills to produce some of the whitening agents used in high volumes in processing fiber. The Muskogee mill also operates a plant to process resin into polywrap to supply much of the Company's polywrap needs. The Company's own artists and graphic designers create the many and varied colored print designs for certain of Fort Howard's tissue products. In addition, all the cores and a large percentage of the labels and boxes used in packaging tissue products are manufactured at each mill using Company manufactured or purchased paper and chipboard.

    Distribution. The Company has geographically sited its tissue mills to serve its largest regional markets in the Midwest, Northeast and Southeast which permits it to ship its products at a low cost. The Company maintains a small number of distribution points enabling it to ship full truckloads of its broad product line at a low cost. The Company uses independent haulers to transport most of its shipments. The Company seeks to maximize the productivity of its haulers by applying a "round trip" transport concept for shipping finished goods out and hauling wastepaper back. The Company's own truck fleet is used to minimize truckload carrying costs to select markets and to handle "rush" shipments to meet customer requirements.

    Capital Expenditures. The Company has invested heavily in its manufacturing operations. Capital expenditures in the Company's tissue business were approximately $674 million for the five year period ended December 31, 1995, $476 million of which was incurred for capacity expansion projects. In addition, the Company's annual capital spending program includes significant investments for the ongoing modernization of each of its mills. For example, as new de-inking technologies and converting equipment are developed, the Company adds such technology and equipment at each mill to maintain its low cost structure. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations--Financial Condition--Liquidity and Capital Resources."

    In 1994, the Company completed the installation of a fifth tissue paper machine, environmental protection equipment and associated facilities at its Muskogee tissue mill. Total expenditures for the expansion were approximately $140 million. In 1993, the Company completed an expansion of its Green Bay tissue mill, including the addition of a new tissue paper machine and related environmental protection, pulp processing, converting, and steam generation equipment. The new tissue paper machine at the Green Bay mill commenced production in August 1992. Total expenditures for the expansion project were $180 million.

    Research and Development. The Company maintains laboratory facilities with a permanent staff of engineers, scientists and technicians who are responsible for improving existing products, developing new products and processes, product quality, process control and providing technical assistance in adhering to regulatory standards. Continued emphasis is being placed upon designing new products and enhancing existing products, expanding the Company's capability to de-ink a broader range of wastepaper grades, further automating manufacturing operations and developing improved manufacturing and environmental processes.

    Engineering and Maintenance. The Company's internal engineering staff provides the engineering expertise to assist in the designing, constructing, upgrading and maintenance of the Company's tissue mills. The Company's engineering staff has managed the start-up of eight of the world's largest tissue paper machines since 1984, and has designed many vital components of the tissue paper machines, wastepaper processing systems and converting equipment related to these expansions. In addition, the Company's engineers have designed key wastepaper processing and converting equipment which is manufactured in the Company's Green Bay machine shop. The Company's maintenance program at each of its domestic mills emphasizes preventive maintenance to minimize production stoppages.

  Products

    Commercial Products. Fort Howard's commercial tissue products include folded and roll towels, bath and facial tissue, bulk and dispenser napkins, disposable wipers, specialty printed merchandise and dispensers. Competition in this market is based upon attaining a competitive level of product attributes at prices which provide a good value to customers. Another competitive factor is the ability to provide reliable and timely service. Management believes that Fort Howard's commitment to quality and service and its competitive pricing strategy afforded by its low cost producer status have provided the foundation for the continuation of its leading commercial market share of approximately 26%.

    The Company constantly strives to grow in new or underdeveloped subsegments of its commercial products business. As described in "--Business Strategy," early in 1996 the Company introduced its Preference Ultra line to compete in the $400 million premium segment of the commercial market in which the Company had previously not participated. In 1990, with the introduction of the Envision line, made from 100% recycled paper, Fort Howard was the first company to position a line of tissue paper products as made from recycled paper that met or exceeded U.S. Environmental Protection Agency ("U.S. EPA") guidelines for post-consumer wastepaper content of 5% to 40%. The Company believes Envision is the market leader in the rapidly growing environmental segment of the commercial market. In 1995, Envision sales volume grew 14%, representing 12% of the Company's total commercial market sales.

    In addition, the Company also produces parent rolls for sale to converters in international markets, including Latin America and the Middle East.

    Consumer Products. Fort Howard's consumer products growth strategy has targeted the branded value and private label segments of the market, where the Company enjoys a competitive advantage as a low cost producer. Management believes that these segments will continue to grow as consumers become more price conscious.

    The Company's value branded products such as Mardi Gras, Soft 'n Gentle and Green Forest offer a high level of softness, absorbency and brightness at substantial price savings. The appeal of Mardi

Gras napkins and paper towels is enhanced by their multi-color prints with changing patterns and special seasonal designs. The attractiveness of the Mardi Gras designs and its value positioning have enabled the Company to increase the Mardi Gras napkin grocery market share to approximately 17.8% in 1995, thereby maintaining the leading consumer napkin share since 1991.

    Soft 'n Gentle bath tissue is the Company's largest selling consumer brand. Soft 'n Gentle bath tissue is a quality product that targets retail pricing at 20% to 25% below premium tissue products. The Company introduced the Green Forest line of bath tissue, paper towels and napkins in 1990 on the 20th anniversary of Earth Day. Environmentally oriented consumers have made the Green Forest line the leading brand in the environmentally positioned segment.

    The Company's So-Dri paper towels are targeted to the more price conscious shopper in the economy segment of the consumer market. The retail prices of these towels are typically targeted at 25% to 30% below the premium brands.

    Fort Howard is the leading tissue producer in the growing consumer private label business with an estimated market share of approximately 40% in 1995. Many national grocery chains have focused on the development of private label tissue products to support the positioning of the chain with their shoppers as well as to enhance margins. Typically offered on a limited supplier basis, private label products enable the Company to form close relationships with many of the nation's fastest growing, leading grocery chains and mass merchandisers and afford opportunities for Fort Howard's branded products with these same customers. The Company believes that its ability to position branded and private label tissue products with the same grocer or mass merchandiser is a major competitive advantage, as no other major competitor emphasizes, to the same extent as Fort Howard, both branded and private label tissue products.

  Marketing

    Commercial Market. Approximately 60% of the Company's products are sold through paper, institutional food and janitorial distributors into the commercial market. These products are produced in a broad range of weights, textures, sizes, colors and package configurations providing Fort Howard with distinct advantages as a full-line manufacturer. The Company also creates and prints logos, commercial messages and artistic designs on paper napkins and place mats for commercial customers and party goods and specialty print merchandisers. The Company sells its commercial products under its own brand names, which include Envision, Generation II and Preference Ultra, and under the Fort Howard name.

    Fort Howard's commercial sales force of approximately 200 salaried representatives combines broad geographical reach and frequency of contact with the Company's major commercial customers, including large distributors, national accounts and club warehouses. Because the commercial sales force is dedicated to the sale of the Company's commercial tissue products, the Company's sales representatives are able to devote substantial time to developing end user demand, an important selling point for the Company's distributors.

    The Company is forging a growing number of strategic alliances with customers. The Company believes Fort Howard offers customers a number of important competitive advantages, including: (i) a profitable market growth strategy; (ii) a broad line of tissue paper products that permits distributors to limit the number of suppliers they use, increase inventory turns and profits, and reduce warehouse requirements and (iii) significant end user demand that makes Fort Howard an attractive product line.

    The continued development of the Company's national accounts business in the foodservice, health care, lodging, buildings and industrial subsegments of the commercial market has been an important factor in growing the Company's leading commercial market share. The Company's national accounts sales team focuses on meeting the special requirements of these large customers who prefer to negotiate purchases directly with the Company. Such requirements include, for example, strict sanitary production requirements, the ability to service locations nationwide, EDI capabilities and superior on-time and complete order shipping performance. Certain of these customers, particularly the large, environmentally conscious fast food or other national chains, increasingly require the ability to offer 100% recycled paper products.

    The Company's club warehouse sales and marketing team focuses on the special requirements of these customers, including unique product specifications, packaging sizes and design, palletized distribution, EDI capabilities, the ability to service locations nationwide, superior on-time and complete order shipping performance and the ability to grow rapidly to support new warehouse openings.

    In addition, the Company's sales force includes specialized sales teams focused on selling wiper products and its Preference Ultra premium quality products.

    Consumer Market. Approximately 40% of the Company's products are sold through independent brokers to major food store chains and wholesale grocers or directly to mass merchandisers for at-home use. Most consumer products are sold under Company-owned brand names, with over 40% being sold under private labels. Principal brand names of consumer products include Mardi Gras, Soft 'n Gentle, So-Dri and Green Forest. Regional sales managers focus on maintaining close relationships with brokers and retailers by emphasizing Fort Howard's historic strengths--attractive product attributes at a good value for the consumer and enhanced margins for retailers. The Company's national accounts sales force focuses on mass merchandisers and on implementing their "everyday low pricing" strategies. The private label sales team markets directly to national accounts and through brokers to their customers. In contrast to tissue producers who emphasize marketing of their consumer products through advertising and promotion to the end consumer, Fort Howard incurs minimal advertising expense. Rather, the Company focuses its marketing efforts for consumer products on trade promotion and incentive programs targeted to grocery and mass merchandising retailers.

INTERNATIONAL TISSUE OPERATIONS

    The Company's international tissue operations principally consist of its tissue business in the United Kingdom, Fort Sterling. The Company also entered into a small joint venture to convert parent rolls into finished products in the People's Republic of China in 1995 which began operations in March 1996, and opened direct sales operations in Mexico in 1995. For an analysis of net sales, operating income (loss) and identifiable operating assets in the United States and internationally, see Note 12 to the audited consolidated financial statements included elsewhere in this Prospectus.

  Fort Sterling

    When it was acquired by Fort Howard in 1982, Fort Sterling was an independent recycler of wastepaper into sanitary tissue paper products sold principally under private labels into the consumer market. Since 1982, Fort Sterling has funded significant investments in recycling and other process technologies and equipment through strong cash flow from operations and borrowings, doubled its U.K. market share, introduced premium quality Nouvelle tissue paper products produced from 100% wastepaper to the United Kingdom consumer market, expanded into the commercial market and developed a strong local management team and workforce. Today, Fort Sterling is one of the three largest tissue companies in the United Kingdom.

    Facilities. Fort Sterling currently operates three tissue paper machines and a de-inking and wastepaper processing plant at its Ramsbottom paper mill. The Company cuts, folds, prints and packages paper into finished tissue products at its Bolton and Wigan converting facilities. All of Fort Sterling's facilities are located in Greater Manchester, England.

    In recent years, Fort Sterling has increased its capital spending to expand significantly the productive capacity of its two older tissue paper machines and to improve the capacity and productivity of its converting operations. In 1993, Fort Sterling completed a $96 million expansion which doubled the capacity of its paper mill. The expansion project added a 206-inch tissue paper machine and related de-inking and pulp processing plants. In September 1992, Fort Sterling acquired Stuart Edgar, a converter of consumer tissue products. The acquisition significantly increased Fort Sterling's converting capacity at a low capital cost and provided Fort Sterling with a modern converting plant.

    Fort Sterling's expansion provided an opportunity for significant market share growth. Since 1984, Fort Sterling's sales volume has increased at a compound annual growth rate of 7.0% per year. The additional tissue paper machine capacity and de-inking technologies have enabled Fort Sterling to significantly reduce its manufacturing costs.

    Products. Unlike the Company's domestic tissue operations, Fort Sterling's primary thrust has been in the larger consumer segment of the United Kingdom tissue market, where approximately 85% of its converted product sales are targeted. In a market where private label represents about one-half of all tissue sales, the Company believes that Fort Sterling maintains a leading share of the consumer private label market. Approximately two-thirds of Fort Sterling's consumer business in 1995 was sold under private labels to large grocers and convenience stores. Fort Sterling's principal brand is its Nouvelle line of tissue paper products. The Nouvelle line is positioned as 100% recycled with the product attributes approaching those of the leading United Kingdom premium brands. Overall, Fort Sterling's consumer market share approximated 16% in 1995.

    Fort Sterling's commercial market volume in the United Kingdom has grown from less than 1% of the U.K. commercial market upon its acquisition in 1982 to 5% in 1995, and management intends to use its expanded capacity to increase its position in the commercial market.

    Marketing. Fort Sterling maintains a direct sales force serving large national grocers, independent grocers and mass merchandisers in the consumer market. Fort Sterling has a commercial sales force which markets the Company's products via a network of independent distributors. A separate national accounts sales team targets commercial foodservice, health care and national industrial accounts.

PATENTS, LICENSES, TRADEMARKS AND TRADE NAMES

    While the Company owns or is a licensee of a number of patents, its operations and products are not materially dependent on any patent. The Company relies on trade secret protection for its proprietary de-inking technology which is not covered by patent. The Company's domestic tissue products for at-home use are sold under the principal brand names Mardi Gras, Soft 'n Gentle, So-Dri and Green Forest. For the Company's domestic commercial tissue business, principal brand names include Envision, Generation II and Preference. Such brand names are trademarks of the Company that are registered or otherwise protected under law. A portion of the Company's tissue products are sold under private labels or brand names owned by customers.

QUALITY MANAGEMENT

    In 1989, the Company commenced a program to educate and train all employees at its three domestic mills in the principles of "Total Quality" and to adopt total quality principles. Employees at all levels of the Company are encouraged to understand customer and supplier requirements, measure performance, develop systems and procedures to prevent nonconformance with requirements and produce continuous improvement in all work processes. Since the introduction of the program, the

Company has reduced its lead times, improved on-time and complete order shipping performance, delivered improved adherence to key product specifications and fostered and implemented improvement opportunity ideas from employees that have yielded significant annual cost savings. In May 1994, the Company's Savannah mill became the first domestic recycled tissue mill to obtain ISO-9002 certification, an achievement recognizing the Company's commitment to Total Quality. The Company's Green Bay mill achieved ISO-9002 certification in December 1995 and the Muskogee mill is scheduled to be audited for ISO-9002 certification in April 1996. Fort Sterling achieved similar certification, BS5750, in 1991 and was awarded the newer ISO-9002 certification in its annual re-certification process in 1995.

RAW MATERIALS AND ENERGY SOURCES

    The principal raw materials and supplies used to manufacture tissue products are wastepaper (which is processed to reclaim fiber), chemicals, corrugated shipping cases and packaging materials. Fort Howard uses 100% wastepaper for all but a limited number of dry form and specialty products representing approximately 3% of its volume. Currently, Fort Howard recycles over 1.4 million tons of wastepaper annually into tissue products. Beginning in July 1994, wastepaper prices for the grades of wastepaper used in Fort Howard's products have been volatile. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Risk Factors--Wastepaper Prices." The de-inking technology employed by the Company allows it to use a broad range of wastepaper grades, which effectively increases both the number of sources and the quantity of wastepaper available for its manufacturing process.

    The Company manufactures some of the process chemicals required for the Company's tissue production at each of its domestic mill locations. The balance of its chemical requirements is purchased from outside sources. The Company also purchases significant quantities of coal and petroleum coke for generation of electrical power and steam at all three of its domestic tissue mills. The Company seeks to maintain inventories of wastepaper, other raw materials and supplies which are adequate to meet its anticipated manufacturing needs.

    The Company's major sources of energy for its domestic tissue mills are coal, petroleum coke and, to a lesser extent, natural gas. These fuels are burned to provide steam and electrical power to process wastepaper, operate machinery and dry paper. Coal is received in Green Bay in self-unloading vessels during the Great Lakes shipping season and at the Muskogee and Savannah mills by rail. The petroleum coke is received in Green Bay and Savannah by rail. The Company maintains adequate inventories of these fuels at each of its domestic mills. The Savannah mill can also generate electrical power by burning natural gas or fuel oil in combustion turbines. The primary sources of energy for the Company's United Kingdom tissue facilities are purchased electrical power and natural gas.

CUSTOMERS AND BACKLOG

    The Company principally markets its products to customers in the United States and the United Kingdom and, to a lesser extent, Mexico, Canada, the Middle East, Europe and Asia. The business of the Company is not dependent on a single customer.

    The Company's products are manufactured with relatively short production time from basic materials. Products marketed under the Company's trademarks and stock items are sold from inventory. The backlog of customer orders is not significant in relation to sales.

COMPETITION

    All the markets in which the Company sells its products are extremely competitive. The Company's tissue products compete directly with those of a number of large diversified paper companies, including Chesapeake Corporation, Georgia-Pacific Corporation, James River Corporation of Virginia, Kimberly-Clark Corporation, Pope & Talbot, Inc. and The Procter & Gamble Company, as well as regional manufacturers, including converters of tissue into finished products who buy tissue directly from tissue mills. Many of the Company's competitors are larger and more strongly capitalized than the Company which may enable them to better withstand periods of declining prices and adverse operating conditions in the tissue industry. Customers generally take into account price, quality, distribution and service as factors when considering the purchase of products from the Company.

PROPERTIES

    Except for certain facilities and equipment constructed or acquired in connection with sale and leaseback transactions pursuant to which the Company continues to possess and operate such facilities and equipment, substantially all the Company's manufacturing facilities and equipment are owned in fee. The Company's domestic and United Kingdom tissue manufacturing facilities are pledged as collateral under the terms of the Company's debt agreements. See Note 5 to the audited consolidated financial statements included elsewhere in this Prospectus.

    The Green Bay, Muskogee, Savannah and United Kingdom facilities generally operate tissue paper machines at full capacity seven days per week, except for downtime for routine maintenance. Converting facilities are generally operated on a 24-hour per day, 5-day per week basis or a 7-day per week schedule. Converting capacity could be expanded by working additional hours and/or adding converting equipment.

EMPLOYEES

    At December 31, 1995, the Company's worldwide employment was approximately 6,800, of which 5,800 persons were employed in the United States and 1,000 persons were employed in the United Kingdom. There is no union representation at any of the Company's domestic facilities. The Company's employees at its facilities in the United Kingdom are unionized and the union contracts generally require annual renegotiation of employee wage awards. The Company considers its relationship with its employees to be good.

ENVIRONMENTAL MATTERS

    The Company is subject to substantial regulation by various federal, state and local authorities in the U.S., and by national and local authorities in the United Kingdom concerned with the impact of the environment on human health, the limitation and control of emissions and discharges to the air and waters, the quality of ambient air and bodies of water and the handling, use and disposal of specified substances and solid waste at, among other locations, the Company's process waste landfills.

    Compliance with existing laws and regulations presently requires the Company to incur substantial capital expenditures and operating costs. In addition, environmental legislation and regulations and the interpretation and enforcement thereof are expected to become increasingly stringent. Such further environmental regulation may result in an increase in operating expenses and require continuing capital expenditures and is likely to limit the operating flexibility of the Company's manufacturing operations. Because other paper manufacturers are generally subject to similar environmental restrictions, the Company believes that compliance with environmental laws and regulations is not likely to have a material adverse effect on its competitive position. It is possible, however, that the cost of such compliance could have a material adverse effect on the Company's financial condition and results of operations at some time in the future.

    In 1995, the Company made capital expenditures of $4 million with respect to pollution abatement and environmental compliance. The Company expects to commit to an aggregate of approximately $9 million of capital expenditures to maintain compliance with environmental control standards and enhance pollution control at its mills during 1996 and 1997. Because the impact of further environmental regulation cannot be determined with certainty at this time, it is possible that there will be additional capital expenditures during these years, including but not limited to those described below.

    The U.S. EPA has proposed new air emission and revised wastewater discharge standards for the pulp and paper industry which are commonly known as the "Cluster Rules." The U.S. EPA has not formally indicated when the components of the Cluster Rules that deal with wastewater discharges are to be finalized. If the final rules on wastewater discharges are substantially the same as the proposed rules, the Company estimates that it will incur additional aggregate capital expenditures of approximately $1.2 million.

    On March 8, 1996, the U.S. EPA proposed new Cluster Rule air emission standards under Section 112(d) of the Clean Air Act (commonly referred to as the "MACT Standards") for certain processes and emissions associated with secondary fiber mills, including the Company's three domestic mills. The U.S. EPA intends to finalize these new air emission standards later this year. Companies impacted by these standards will have three years after the standards are finalized in which to comply. The ultimate impact of the final MACT Standards on the Company's operations may vary depending upon several factors, including, among others: (i) the form of the final standards; (ii) delays or changes resulting from any judicial challenges to the final standards and (iii) new developments in control and process technology. If the final MACT Standards promulgated by the U.S. EPA are substantially the same as those proposed, the Company believes the impact of the standards will not be material.

    The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") imposes liability, without regard to fault or to the legality of the original action, on PRPs associated with a release or threat of a release of hazardous substances into the environment. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways and properties owned by third parties, as well as to properties currently owned and used by the Company even if contamination is attributable entirely to prior owners. The Company is involved in an investigation and potential clean-up of the Lower Fox River and has been named a PRP for alleged natural resource damages to the Fox River, both of which are discussed in "--Legal Proceedings" below. Other than the United States Department of Interior, Fish and Wildlife Service ("FWS") assessment of the Fox River described in "--Legal Proceedings," the Company is currently named as a PRP at only one CERCLA-related site. The Company believes its liability, if any, at such site will be de minimis. However, there can be no certainty that the Company will not be named as a PRP at any other sites in the future or that the costs associated with additional sites would not be material to the Company's financial condition or results of operations.

    The Company has approximately $20 million of accrued liabilities as of December 31, 1995 for estimated or anticipated liabilities and legal and consulting costs relating to environmental matters arising from past operations. The Company expects these costs to be incurred over an extended number of years. While the accrued liabilities reflect the Company's current estimate of the cost of these environmental matters, there can be no assurance that the amount accrued will be adequate.

LEGAL PROCEEDINGS

    In December 1994, the Company was notified by the U.S. Department of Justice of a civil antitrust investigation into possible agreements in restraint of trade in connection with sales of sanitary paper products. The Company has cooperated in the investigation and in the first and second quarters of 1995 responded to the Civil Investigative Demand served on the Company.

    Since July 1992, the Company has been participating with a coalition consisting of industry, local government, Wisconsin Department of Natural Resources ("WDNR") and public interest members studying the nature and extent of polychlorinated biphenyl ("PCB") and other sediment contamination of the Lower Fox River in northeast Wisconsin. The objective of the coalition is to identify, recommend and implement cost effective remediation of contaminated deposits. The Company anticipates that any remediation of sediment contamination will begin in an area approximately 35 miles upstream from the Company's Green Bay mill. The Company's participation in funding studies undertaken by the coalition to date has not involved significant cost. The Company's participation in the coalition is not an admission of liability for any portion of any remediation and the Company does not believe its participation will prejudice any defenses available to the Company. In addition to its participation in the activities of the coalition, the Company, together with four other companies with facilities along the Fox River (the "Five Companies"), is engaged in discussions with the WDNR regarding their liability in connection with the remediation and restoration of sediment contamination caused by alleged PCB releases to the Fox River. The Company believes the WDNR has identified additional parties, some of which may have substantial resources, whose manufacturing practices allegedly resulted in the release of PCBs to the Fox River.

    On June 20, 1994, the FWS, a federal natural resources trustee, informed each of the Five Companies that they had been identified as PRPs for purposes of federal claims for natural resources damages under CERCLA, and the Federal Water Pollution Control Act arising from alleged releases of PCBs to the Fox River and Green Bay system. On or about February 6, 1996, the FWS notified two additional PRPs of their potential liability in connection with the alleged release of PCBs into the Fox River. The FWS alleges that natural resources including endangered species, fish, birds and tribal lands or lands held by the United States in trust for various tribes have been exposed to PCBs that were released from facilities located along the Fox River. The FWS has stated that it is undertaking an assessment to determine and quantify the nature and extent of injury to natural resources. The FWS has invited the identified PRPs to participate in the development of the type and scope of the assessment and in the performance of the assessment, pursuant to federal regulations. The identified PRPs are engaged in discussions with the FWS concerning the nature of their participation in the assessment. The Company believes that additional parties, some of which may have substantial resources, may be identified as PRPs for alleged natural resource damages.

    On July 15, 1992, Region V of the U.S. EPA issued a Finding of Violation to the Company concerning the No. 8 boiler at its Green Bay mill. The Finding alleged violation of regulations issued by the U.S. EPA under the Clean Air Act relating to New Source Performance Standards for Fossil Fuel Fired Steam Generators. On February 8, 1996, the Company executed a consent decree whereby the Company, without admitting any wrongdoing, has agreed to make certain modifications to the boiler which will limit its physical capacity to the level specified in the alleged relevant New Source Performance Standards. The physical modifications, which require expenditures of approximately $40,000, will not affect the utility of the No. 8 boiler. In addition, the Company has agreed to pay $350,000 to settle this matter. The Company anticipates that the settlement will be completed in 1996.

    The Company has approximately $20 million of accrued liabilities as of December 31, 1995 for estimated or anticipated liabilities and legal and consulting costs relating to environmental matters arising from past operations. The Company expects these costs to be incurred over an extended number of years. While the accrued liabilities reflect the Company's current estimate of the cost of these environmental matters, there can be no assurance that the amount accrued will be adequate.

    In 1992, the IRS disallowed income tax deductions for the 1988 tax year which were claimed by the Company for fees and expenses, other than interest, related to 1988 debt financing and refinancing transactions. The Company deducted the balance of the disallowed fees and expenses related to the 1988 debt instruments during the tax years 1989 through 1995. In disallowing these deductions, the IRS relied on Code Section 162(k) (which denies deductions for otherwise deductible amounts paid or incurred in connection with stock redemptions). The Company is contesting the disallowance. In August 1994, the U.S. Tax Court issued its opinion in which it essentially adopted the interpretation of Code Section 162(k) advanced by the IRS and disallowed the deductions claimed by the Company.

    At present, the U.S. Tax Court is preparing to enter its decision in which it will determine the amount of the tax deficiency owed by the Company. The Company intends to appeal the U.S. Tax Court decision as it bears on the interpretation of Code Section 162(k) to the U.S. Court of Appeals for the Seventh Circuit.

    In anticipation of its appeal, the Company has paid to the IRS tax of approximately $5 million potentially due for its 1988 tax year pursuant to the U.S. Tax Court opinion along with $4 million for the interest accrued on such tax. If the decision of the U.S. Tax Court is ultimately sustained, the Company estimates that the potential amount of additional taxes due on account of such disallowance for the period 1989 through 1995 would be approximately $38 million exclusive of interest. While the Company is unable to predict the final result of its appeal of the U.S. Tax Court decision with certainty, it has accrued for the potential tax liability as well as for the interest charges thereon for the period 1989 through 1995 and thus the Company believes that the ultimate resolution of this case will not have a material adverse effect on the Company's financial condition or on its results of operations. See Note 4 of the Company's audited consolidated financial statements included elsewhere in this Prospectus.

    The Company and its subsidiaries are parties to other lawsuits and state and federal administrative proceedings in connection with their businesses. Although the final results in all suits and proceedings cannot be predicted with certainty, the Company presently believes that the ultimate resolution of all such lawsuits and proceedings, after taking into account the liabilities accrued with respect to such matters, will not have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS OF THE COMPANY

    The following table provides certain information about each of the current directors of the Company as of March 21, 1996.

    The Board of Directors of the Company is divided into three classes, each class serving for a period of three years. The Board of Directors of the Company has set the number of directors of the Company at nine. One-third of the members of the Board of Directors are elected by the Company's stockholders annually. The terms of office of the directors expire as follows: Ms. Hempel, Dr. Burke and Mr. Margolis in 1996; Messrs. Riordan, Godfrey and Sica in 1997; and Messrs. DeMeuse, Brennan and Niehaus in 1998. See "Description of Capital Stock--Restated Certificate of Incorporation and By-laws."

                                                        PRESENT PRINCIPAL OCCUPATION OR
                                                                  EMPLOYMENT;
            NAME AND POSITION                        FIVE-YEAR EMPLOYMENT HISTORY AND OTHER
             WITH THE COMPANY                AGE                 DIRECTORSHIPS
------------------------------------------   ---   ------------------------------------------
Donald H. DeMeuse.........................   60    Chairman of the Board of Directors and
   Chairman of the Board                             Chief Executive Officer since March
                                                     1992; President and Chief Executive
                                                     Officer prior to that time. Director
                                                     since 1978. Director of Associated Bank
                                                     Green Bay.
Kathleen J. Hempel........................   45    Vice Chairman and Chief Financial Officer
   Vice Chairman                                     since March 1992; Senior Executive Vice
                                                     President and Chief Financial Officer
                                                     prior to that time. Director since 1979.
                                                     Director of Whirlpool Corporation.
Michael T. Riordan........................   45    President and Chief Operating Officer
   Director                                          since March 1992; Vice President prior
                                                     to that time. Director since 1992.
Donald Patrick Brennan....................   55    Advisory Director of MS&Co since January
   Director                                          1996. Prior to that time, head of
                                                     MS&Co's Merchant Banking Division and
                                                     Chairman of Morgan Stanley Capital
                                                     Partners III, Inc. ("MSCP III"), Morgan
                                                     Stanley Leveraged Equity Fund II, Inc.
                                                     ("MSLEF II, Inc.") and Morgan Stanley
                                                     Venture Capital II, Inc. Director since
                                                     1988. Director of Jefferson Smurfit
                                                     Corporation and SITA Telecommunications
                                                     Holding N.V.
Dr. James L. Burke........................   57    President, Chief Executive Officer and
   Director                                          member of Management Board of Southeast
                                                     Paper Manufacturing Company since 1993.
                                                     Prior to that time, President and Chief
                                                     Operating Officer of Garden State Paper
                                                     Company. Director since 1995.
Dudley J. Godfrey, Jr.....................   69    Attorney and principal in the law firm of
   Director                                          Godfrey & Kahn, S.C., which he founded
                                                     in 1956. Director since 1995. Director
                                                     of ARM Financial Group, Inc., CLARCOR
                                                     Inc. and Manpower, Inc.

                                                        PRESENT PRINCIPAL OCCUPATION OR
                                                                  EMPLOYMENT;
            NAME AND POSITION                        FIVE-YEAR EMPLOYMENT HISTORY AND OTHER
             WITH THE COMPANY                AGE                 DIRECTORSHIPS
------------------------------------------   ---   ------------------------------------------
David I. Margolis.........................   66    Chairman of the Board and Chief Executive
   Director                                          Officer of Coltec Industries Inc., a
                                                     manufacturer of diversified industrial
                                                     equipment, until his retirement in
                                                     February 1995. Director since 1995.
                                                     Director of Burlington Industries Inc.
                                                     and Coltec Industries Inc.
Robert H. Niehaus.........................   40    Managing Director of MS&Co since 1990.
   Director                                          Vice Chairman and Director of MSLEF II,
                                                     Inc. and MSCP III. Director since 1988.
                                                     Director of American Italian Pasta
                                                     Company, Collings Farm, Inc., PSF
                                                     Finance Holdings Inc., Randall's Food
                                                     Markets, Inc., Silgan Corporation,
                                                     Silgan Holdings Inc., Waterford Wedgwood
                                                     U.K. plc (Chairman) and Waterford
                                                     Crystal Ltd.
Frank V. Sica.............................   45    Managing Director of MS&Co since 1988.
   Director                                          Vice Chairman and Director of MSLEF II,
                                                     Inc. and MSCP III. Director since 1988.
                                                     Director of ARM Financial Group, Inc.,
                                                     The Compucare Company, Consolidated
                                                     Hydro, Inc., CSG Systems International,
                                                     Inc., Highlands Gas Corporation, Ionica
                                                     L3 Limited, Kohl's Corporation, PageMart
                                                     Wireless, Inc., SITA Telecommunications
                                                     Holding N.V., Southern Pacific Rail
                                                     Corporation and Sullivan Communications,
                                                     Inc.

EXECUTIVE OFFICERS OF THE COMPANY

    The following table provides certain information about each of the current executive officers of the Company as of March 21, 1996. All executive officers are elected by, and serve at the discretion of, the Board of Directors. None of the executive officers of the Company is related by blood, marriage or adoption to any other executive officer or director of the Company.

                                                        PRESENT PRINCIPAL OCCUPATION OR
                                                                  EMPLOYMENT;
            NAME AND POSITION                        FIVE-YEAR EMPLOYMENT HISTORY AND OTHER
             WITH THE COMPANY                AGE                 DIRECTORSHIPS
------------------------------------------   ---   ------------------------------------------
Donald H. DeMeuse.........................   60    See description under "--Directors of the
  Chairman of the Board and Chief                    Company."
  Executive Officer
Kathleen J. Hempel........................   45    See description under "--Directors of the
  Vice Chairman and Chief Financial Officer          Company."
Michael T. Riordan........................   45    See description under "--Directors of the
  President and Chief Operating Officer              Company."
Andrew W. Donnelly........................   53    Executive Vice President for more than
  Executive Vice President                           five years.

                                                        PRESENT PRINCIPAL OCCUPATION OR
                                                                  EMPLOYMENT;
            NAME AND POSITION                        FIVE-YEAR EMPLOYMENT HISTORY AND OTHER
             WITH THE COMPANY                AGE                 DIRECTORSHIPS
------------------------------------------   ---   ------------------------------------------
John F. Rowley............................   55    Executive Vice President for more than
  Executive Vice President                           five years.
James C. Bowen, Jr........................   50    Vice President since July 1995; Director
  Vice President                                     of Consumer Sales prior to that time.
George F. Hartmann, Jr....................   53    Vice President for more than five years.
  Vice President
R. Michael Lempke.........................   43    Vice President since September 1994;
  Vice President and Treasurer                       Treasurer since November 1989.
James W. Nellen II........................   48    Vice President and Secretary for more than
  Vice President and Secretary                       five years.
Daniel J. Platkowski......................   45    Vice President for more than five years.
  Vice President
Timothy G. Reilly.........................   45    Vice President for more than five years.
  Vice President
James H. Riehl, Jr........................   43    Vice President since July 1995; Director
  Vice President                                     of Consumer Marketing prior to that time.
Donald J. Schneider.......................   59    Vice President for more than five years.
  Vice President
Charles D. Wilson.........................   51    Vice President since June 1994; Director
  Vice President                                     of Government Affairs prior to that time.
David K. Wong.............................   46    Vice President since June 1993; Director
  Vice President                                     of Personnel prior to that time.
David A. Stevens..........................   47    Assistant Vice President for more than
  Assistant Vice President                           five years.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Company's Board of Directors currently has, among other committees, an Audit Committee and a Compensation and Nominating Committee.

    The Audit Committee. The Audit Committee, among other things, recommends to the Board of Directors the selection of the independent auditors of the Company, reviews with the independent auditors the scope and results of the Company's audits, approves the audit fees and reviews the adequacy and effectiveness of the Company's internal auditing, accounting and financial controls with the independent auditors and the Company's financial and accounting staff. The Audit Committee is composed entirely of directors who are not officers of the Company. The members of the Audit Committee are Dr. Burke (Chairman), Mr. Godfrey and Mr. Niehaus. The Audit Committee met twice in 1995.

    The Compensation and Nominating Committee. The Compensation and Nominating Committee reviews and approves all salary arrangements and other remuneration for senior officers of the Company. It is also responsible for the administration of the Fort Howard Corporation 1995 Stock Incentive Plan (the "Stock Incentive Plan"), the Fort Howard Corporation Management Incentive Plan (the "MIP") and the Fort Howard Corporation Supplemental Retirement Plan. The Compensation and Nominating Committee also recommends to the Board of Directors candidates for election to the Board of Directors. The Compensation and Nominating Committee will consider recommendations for nominees for directorships submitted by shareholders. The Compensation and Nominating Committee is composed entirely of directors who are not officers of the Company. The members of the Compensation and Nominating Committee are Mr. Brennan (Chairman), Mr. Margolis and Mr. Niehaus. The Compensation and Nominating Committee met three times in 1995.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

    The following table presents information concerning compensation paid for services to the Company during 1995 and the two prior fiscal years to the Chief Executive Officer and the four other most highly compensated executive officers of the Company (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                           COMPENSATION AWARDS
                                           ANNUAL COMPENSATION            ---------------------
                                  -------------------------------------         NUMBER OF
                                                         OTHER ANNUAL     SECURITIES UNDERLYING      ALL OTHER
    PRINCIPAL POSITION     YEAR    SALARY     BONUS     COMPENSATION(a)       OPTIONS/SARS        COMPENSATION(b)
-------------------------  ----   --------   --------   ---------------   ---------------------   ---------------
Donald H. DeMeuse........  1995   $750,000   $973,125       $ 2,648              100,000              $70,687
  Chairman and Chief       1994    750,000    307,500         7,802                    0               69,366
  Executive Officer        1993    653,846     55,250         4,840                    0               62,742
Kathleen J. Hempel.......  1995   $480,000   $622,800       $   289               50,000              $27,891
  Vice Chairman and Chief  1994    480,000    196,800         1,036                    0               27,311
  Financial Officer        1993    453,077     38,381             0                    0               27,388
Michael T. Riordan.......  1995   $378,846   $486,563       $ 1,641              100,000              $22,088
  President and Chief      1994    375,000    153,750         4,671                    0               21,400
  Operating Officer        1993    302,885     25,500             0               48,750               18,437
Andrew W. Donnelly.......  1995   $330,000   $428,175       $   880               20,000              $19,026
  Executive Vice President 1994    330,000    135,300           162                    0               18,603
                           1993    350,000     29,750             0                    0               20,859
John F. Rowley...........  1995   $250,000   $324,375       $   103               20,000              $14,688
  Executive Vice President 1994    237,885     96,350           338                    0               13,676
                           1993    255,000     21,675             0                    0               15,111

------------

(a) Consists of amounts reimbursed for the payment of taxes.
(b) Consists of Company contributions to the Company's profit sharing plan and supplemental retirement plan.

    The following table presents information concerning grants of stock options pursuant to the Stock Incentive Plan made during the 1995 fiscal year to each of the Name Executive Officers. No stock appreciation rights were granted under the Stock Incentive Plan during 1995.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                   INDIVIDUAL GRANTS
                        -----------------------------------------------------------------------
                         NUMBER OF      PERCENT OF TOTAL
                         SECURITIES       OPTIONS/SARS
                         UNDERLYING        GRANTED TO
                        OPTIONS/SARS      EMPLOYEES IN      EXERCISE OR BASE                          GRANT DATE
    NAME                 GRANTED(a)           1995            PRICE ($/Sh)      EXPIRATION DATE    PRESENT VALUE(b)
---------------------   ------------    ----------------    ----------------    ---------------    ----------------
Donald H. DeMeuse....      100,000            13.5%              $19.75             12/06/05           $656,000
Kathleen J. Hempel...       50,000             6.7                19.75             12/06/05            328,000
Michael T. Riordan...      100,000            13.5                19.75             12/06/05            656,000
Andrew W. Donnelly...       20,000             2.7                19.75             12/06/05            131,200
John F. Rowley.......       20,000             2.7                19.75             12/06/05            131,200

------------

 (a)  All grants consisted of nonqualified stock options with a term of 10 years granted pursuant to the Stock Incentive Plan. Subject to certain conditions, Mr. DeMeuse's options vest and become exercisable on the first anniversary of the date of grant.
      Options granted to the other Named Executive Officers vest and become exercisable as to
      20% of such options on each of the first five anniversaries of the date of grant.
      Exercisability of the options is accelerated in the event of a Named Executive
      Officer's death, disability, termination by the Company without "cause" (as defined for purposes of the Stock Incentive Plan) or, unless otherwise determined by the
      Compensation and Nominating Committee, upon a "change in control" (as defined below under "1995 Stock Incentive Plan"). Notwithstanding the foregoing, no option may be exercised within the first six months following the date of grant. The Compensation and
      Nominating Committee has the discretion to accelerate the exercisability of any options granted under the Stock Incentive Plan.
 (b)  The estimated grant date present value reflected in the above table is determined using the Black-Scholes model. The material assumptions and adjustments incorporated in the
      Black-Scholes model in estimating the value of the options reflected in the above table include the following: (i) an option exercise price of $19.75, equal to the fair market value of the underlying stock on the date of grant; (ii) an expected weighted average option life equal to five years; (iii) an interest rate of 5.51% that represents the interest rate on a U.S. Treasury security on the date of grant with a maturity date corresponding to that of the expected weighted average option life; and (iv) volatility of 24.32% calculated using daily stock prices of the companies comprising the Household
      Products/Paper and Forest Products Combined Indices in the five year period preceding
      1996. The ultimate values of the options will depend on the future market price of the
      Company's stock, which cannot be forecasted with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of the Company's Common Stock over the exercise price on the date the option is exercised. There is no assurance that the value realized by an optionee will be at or near the value estimated by the Black-Scholes model or any other model applied to value the options.

    The following table presents information concerning unexercised stock options for the Named Executive Officers. No stock options were exercised by the Named Executive Officers during 1995.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                  NUMBER OF UNEXERCISED            VALUE OF UNEXERCISED
                                               OPTIONS HELD AT DECEMBER 31,     IN-THE-MONEY OPTIONS HELD
                                                           1995                  AT DECEMBER 31, 1995(a)
                                               ----------------------------    ----------------------------
                                               EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                                               -----------    -------------    -----------    -------------
Donald H. DeMeuse...........................     543,237         100,000       $ 3,527,507      $ 275,000
Kathleen J. Hempel..........................     575,347          50,000         3,996,371        137,500
Michael T. Riordan..........................     173,608         100,000           945,799        275,000
Andrew W. Donnelly..........................     158,827          20,000           970,688         55,000
John F. Rowley..............................     117,923          20,000           699,472         55,000

------------

 (a)  The value of unexercised in-the-money options represents the positive spread between the December 31, 1995 closing price of the Common Stock of $22.50 per share as reported on the Nasdaq National Market and the exercise price of unexercised options. The actual amount, if any, realized upon exercise of options will depend upon the market price of the Common Stock relative to the per share exercise price at the time the option is exercised. There is no assurance that the values of unexercised in-the-money options reflected in this table will be realized.

DIRECTORS' COMPENSATION

    Officers of the Company who are also directors do not receive any fee or remuneration for services as members of the Board of Directors or of any committee of the Board of Directors. Non-management directors other than Mr. Brennan, Mr. Niehaus and Mr. Sica, each of whom has waived compensation for his services as a director, receive a $30,000 annual fee, $2,000 for each Board meeting attended and $1,000 for each committee meeting attended. The Company pays 50% of the annual fee in the form of cash and 50% of the annual fee in the form of shares of Common Stock pursuant to the Company's 1995 Stock Plan for Non-Employee Directors. The payment of the cash portion of the annual fee may be deferred by any director at such director's election pursuant to the Company's Deferred Compensation Plan for Non-Employee Directors until the earliest of (i) the date of termination of such director's service as a non-employee director,
(ii) the date specified by such director in his deferred election form and (iii) the date of such director's death. In addition, the Company reimburses all of its directors for their travel expenses in connection with their attendance at Board and committee meetings.

EMPLOYMENT AGREEMENTS

    The Named Executive Officers have entered into employment agreements with the Company (the "Employment Agreements") which took effect in 1993. The Employment Agreements contain customary employment terms, have an initial term that expires on December 31, 1997, provide for automatic one-year extensions (unless notice not to extend is given by either party at least six months prior to the end of the effective term) and provide for base annual salaries and annual incentive bonuses. The Employment Agreements for Mr. DeMeuse, Ms. Hempel and Mr. Riordan provide for participation in additional bonus arrangements which may be agreed upon in good faith from time to time with the Company. In the event of the termination of the employment of a Named Executive Officer by the Company without "cause" (other than by reason of death or disability) or by such Named Executive Officer for "good reason" (as such terms are defined in the Employment Agreements), the Employment Agreements provide that such Named Executive Officer would receive his or her full base salary for a period (in each case, the "Severance Period") ranging from one to three years. In addition, during the Severance Period, such Named Executive Officer would receive a payment in each January following the date of termination in respect of the previous calendar year, the amount of which is based on the average of the three prior year bonuses under the MIP. During the Severance Period, such Named Executive Officer would also continue to participate in all other compensation and benefit plans of the Company and would be entitled to outplacement assistance. Such Named Executive Officer is, however, required to mitigate the amount of the severance payments provided for in the Employment Agreements by seeking other employment. The Employment Agreements for Mr. DeMeuse, Ms. Hempel and Mr. Riordan also include noncompetition and confidentiality provisions.

MANAGEMENT INCENTIVE PLAN

    Participation in the MIP is based upon individual selection by the Compensation and Nominating Committee from among the full-time salaried employees who, in the judgment of the Chief Executive Officer, serve in key executive, administrative, professional or technical capacities. Awards are based upon the extent to which the Company's financial performance during the year has met or exceeded certain performance goals specified by the Compensation and Nominating Committee. The Compensation and Nominating Committee may alternatively grant a discretionary bonus. A participant must be employed by the Company on the last day of the year in order to receive a bonus for such year, except in the case of death, disability or retirement after age 55, in which case such participant would receive a pro rata bonus. In the event of termination of a participant's employment without "cause" (as defined in the MIP) within two years following a "change in control" (as defined below under "1995 Stock Incentive Plan"), participants would receive a pro rata bonus for such year calculated as if the applicable performance targets have been attained.

1995 STOCK INCENTIVE PLAN

    The Stock Incentive Plan provides for the granting of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance shares, stock equivalents and dividend equivalents (individually, an "Award" or collectively, "Awards"). Employees who are eligible to receive Awards are those officers or other key employees with potential to contribute to the future success of the Company or its subsidiaries. A total of 3,359,662 shares of Common Stock may be subject to Awards under the Stock Incentive Plan, subject to adjustment in accordance with the terms of the Stock Incentive Plan.

    The only Awards that have been granted to date under the Stock Incentive Plan are nonqualified stock options. In the event of a change in control and except as the Compensation and Nominating Committee (as constituted prior to such change in control) may expressly provide otherwise, all stock options then outstanding (except for any stock options granted within six months of the change in control) will become fully exercisable. For purposes of the Stock Incentive Plan, a "change in control" shall have occurred when (A) any person (other than (x) the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company or any subsidiary of the Company for or pursuant to the terms of any such plans, (y) Morgan Stanley Group, MSLEF II, Fort Howard Equity Investors, Fort Howard Equity Investors II, or any of their respective affiliates or (z) any general or limited partner of MSLEF II, Fort Howard Equity Investors or Fort Howard Equity Investors II), alone or together with its affiliates and associates (collectively, an "Acquiring Person")), shall become the beneficial owner of 20% or more of the then outstanding shares of Common Stock or the combined voting power of the Company's then outstanding voting securities (except pursuant to an offer for all outstanding shares of Common Stock at a price and upon such terms and conditions as a majority of the Continuing Directors (as defined below) determine to be in the best interests of the Company and its shareholders (other than an Acquiring Person on whose behalf the offer is being made)), or (B) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors and any new director (other than a director who is a representative or nominee of an Acquiring Person) whose election by the Board of Directors or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (collectively, the "Continuing Directors"), no longer constitute a majority of the Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of Common Stock immediately prior to the Offering and as adjusted to reflect the Offering with respect to (i) persons known to the Company to be the beneficial owners of more than five percent of the Company's outstanding shares of Common Stock, (ii) each of the Selling Shareholders, (iii) each of the Company's directors, (iv) the Named Executive Officers and (v) all directors and executive officers of the Company as a group.

                                   SHARES BENEFICIALLY                               SHARES BENEFICIALLY
                                          OWNED                                             OWNED
                                     BEFORE OFFERING                SHARES              AFTER OFFERING
                                 ------------------------         BEING SOLD       ------------------------
    NAME AND ADDRESS               NUMBER         PERCENT       IN THE OFFERING      NUMBER         PERCENT
-------------------------------  ----------       -------       ---------------    ----------       -------
Morgan Stanley Group
  Inc.(a)(b)...................  23,926,174         37.8%
    1585 Broadway
    New York, New York 10036
Mellon Bank, N.A., as
  Trustee for First Plaza
  Group Trust(a)(c)............   6,715,507         10.6
    1 Mellon Bank Center
    Pittsburgh, Pennsylvania
    15258
State of Wisconsin
  Investment Board(a)(d).......   6,000,000          9.5             --
    P.O. Box 7842
    Madison, Wisconsin 53707
AT&T Master Pension
Trust(a)(e)....................   3,423,250          5.4
    1 Enterprise Drive
    North Quincy, Massachusetts
    02171
Bankers Trust New York Corp....   1,625,000          2.6
    1 Bankers Trust Plaza
    New York, New York 10006
Donald Patrick Brennan.........           0         --               --
James L. Burke.................       1,377         *                --
Donald H. DeMeuse(f)...........     710,449          1.1             --
Andrew W. Donnelly(f)..........     177,477         *                --
Dudley J. Godfrey, Jr.(g)......       4,377         *                --
Kathleen J. Hempel(f)..........     607,691          1.0             --
David I. Margolis..............       5,477         *                --
Robert H. Niehaus..............           0         --               --
Michael T. Riordan(f)..........     190,020         *                --
John F. Rowley(f)..............     128,973         *                --
Frank V. Sica..................           0         --               --
All directors and executive
  officers as a group (23
persons)(f)....................   2,572,643          3.9             --

------------

   *  Less than 1%
 (a)  Stock ownership information is based upon information set forth in the beneficial owner's Schedule 13G report, filed with the Securities and Exchange Commission with respect to beneficial ownership of the Company's Common Stock as of December 31, 1995.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

 (b)  Includes 2,776,884 shares held directly by Morgan Stanley Group and 18,525,000 shares held directly by MSLEF II. MSLEF II, Inc. is the sole general partner of MSLEF II and is a wholly owned subsidiary of Morgan Stanley Group. Also includes 1,701,290 shares held directly by Fort Howard Equity Investors II and 663,000 shares held directly by
      Fort Howard Equity Investors. Morgan Stanley Equity Investors Inc. is the sole general partner of both of these partnerships and is a wholly owned subsidiary of Morgan
      Stanley Group. Also includes 260,000 shares for which Morgan Stanley Group exercises exclusive voting rights but as to which it disclaims beneficial ownership. Morgan
      Stanley Group, MSLEF II, Fort Howard Equity Investors II and Fort Howard Equity
      Investors will be selling         ,         ,         and         shares, respectively,
      in the Offering. Following the Offering, Morgan Stanley Group, MSLEF II, Fort Howard
      Equity Investors II and Fort Howard Equity Investors will own         ,         ,
              and         shares, respectively, representing,    %,    %,    % and    %,
      respectively, of the oustanding shares.
 (c)  Mellon Bank, N.A. acts as the trustee (the "Trustee") for First Plaza Group Trust
      ("First Plaza"), a trust under and for the benefit of certain employee benefit plans of
      General Motors Corporation ("GM") and its subsidiaries. These shares may be deemed to be owned beneficially by General Motors Investment Management Corporation ("GMIMCo"), a
      wholly owned subsidiary of GM. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as First Plaza's investment manager with respect to these shares and in that capacity it has the sole power to direct the Trustee as to the voting and disposition of these shares. Because of the Trustee's limited role, beneficial ownership of the shares by the Trustee is disclaimed.
 (d)  State of Wisconsin Investment Board has sole voting and investment power with respect to shares beneficially owned.
 (e)  Includes 65,500 shares of Common Stock held for the AT&T Master Pension Trust, with respect to a portion of whose assets State Street Global Advisors acts as investment advisor. State Street Bank and Trust Company acts as Trustee of the AT&T Master Pension
      Trust, a qualified employee benefit plan of AT&T Corp. and its subsidiaries.
 (f)  Includes the following numbers of shares which the designated director or officer has the right to acquire within 60 days upon the exercise of stock options: Mr. DeMeuse,
      543,237 shares; Mr. Donnelly, 158,827 shares; Ms. Hempel, 575,347 shares; Mr. Riordan,
      173,608 shares; Mr. Rowley, 117,923 shares; and all directors and executive officers as a group, 2,151,600 shares.
 (g)  Includes 2,000 shares held in a trust over which Mr. Godfrey exercises shared voting and investment power.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    The following summary of the instruments governing certain indebtedness of the Company does not purport to be complete and is qualified in its entirety by reference to such instruments, copies of which have been filed, or incorporated by reference, as exhibits to the Registration Statement of which this Prospectus is a part. Capitalized terms used but not defined herein have the meanings ascribed to them in such instruments.

THE 1995 BANK CREDIT AGREEMENT

    The Company has entered into the 1995 Bank Credit Agreement dated as of March 8, 1995 with the lenders party thereto (the "Banks"), Bankers Trust Company ("Bankers Trust"), Chemical Bank and Bank of America National Trust and Savings Association, as Arrangers, and Bankers Trust, as Administrative Agent. Set forth below is a description of the 1995 Bank Credit Agreement.

    General. The 1995 Bank Credit Agreement provides for the 1995 Term Loan A, the 1995 Term Loan B and the 1995 Revolving Credit Facility (in an amount of $300 million). The 1995 Term Loan A and the 1995 Revolving Credit Facility each have a final maturity on March 15, 2002. The 1995 Term Loan B has a final maturity of December 31, 2002.

    As of December 31, 1995, the outstanding principal amount of the 1995 Term Loan A, including the current portion, was $810 million and of the 1995 Term Loan B, $330 million. As of December 31, 1995, $79 million was outstanding, and the Company had $221 million in available capacity, under the 1995 Revolving Credit Facility. After application of the estimated net proceeds of the Offering to the outstanding principal amount of the 1995 Term Loan B, the outstanding principal amount, including the current portion, will be approximately
$98 million.

    As part of the 1995 Revolving Credit Facility, the 1995 Bank Credit Agreement provides for the issuance of letters of credit in the normal course of business of up to $50 million. Bankers Trust provides a $25 million swing line facility within the 1995 Revolving Credit Facility, which is available for working capital and other general corporate purposes. As of December 31, 1995, no letters of credit were outstanding under the 1995 Bank Credit Agreement.

    Interest. Currently, the 1995 Term Loan A and the 1995 Revolving Credit Facility bear interest, at the Company's option, at Bankers Trust's prime, plus 1.50% or, subject to certain limitations, at a reserve adjusted LIBOR, plus 2.50%; the foregoing rates are subject to adjustment downward based on the ratings by Standard & Poor's Ratings Group ("S&P") or Moody's Investors Services, Inc. ("Moody's") of the Company's long-term senior unsecured debt and/or certain operating performance measures. The 1995 Term Loan B bears interest, at the Company's option, at Bankers Trust's prime rate, plus 2.00% or, subject to certain limitations, at a reserve adjusted LIBOR, plus 3.00%. The Company contemplates that substantially concurrently with the Offering the 1995 Bank Credit Agreement will be amended so that the 1995 Term Loan A and the 1995 Revolving Credit Facility will bear interest, at the Company's option, at Bankers Trust's prime rate, plus 1.00% or, subject to certain limitations, at a reserved adjusted LIBOR, plus 2.00%.

    Repayment. The 1995 Term Loans and the 1995 Revolving Credit Facility are subject to mandatory and optional repayments and prepayments. The Company is required to make scheduled repayments of the 1995 Term Loans. Without giving effect to the application of the net proceeds of the

Offering to the prepayment of principal, the installments on the 1995 Term Loans are payable as follows:

                                                         1995 TERM    1995 TERM
INSTALLMENT DATE                                          LOAN A       LOAN B
----------------                                         ---------    ---------
                                                             (IN MILLIONS)

September 15, 1996....................................    $  27.0     $     1.1
March 15, 1997........................................    $  42.0     $     1.9
September 15, 1997....................................    $  55.0     $     1.9
March 15, 1998........................................    $  55.0     $     1.9
September 15, 1998....................................    $  67.5     $     1.9
March 15, 1999........................................    $  67.5     $     1.9
September 15, 1999....................................    $  67.5     $     1.9
March 15, 2000........................................    $  67.5     $     1.9
September 15, 2000....................................    $  80.0     $     1.9
March 15, 2001........................................    $  80.0     $     1.9
September 15, 2001....................................    $  93.0     $    44.3
March 15, 2002........................................    $  93.0     $    44.3
September 15, 2002....................................    $   0.0     $   108.1
December 31, 2002.....................................    $   0.0     $   108.1

    The Company intends to apply the net proceeds of the Offering to the 1995 Term Loan B installments ratably (on the basis of the respective principal amounts of such installments set forth above).

    The Company is also required to make mandatory prepayments of the 1995 Term Loans on or before the last day of March of each year commencing March 31, 1996 and ending on but including March 31, 2002 in an amount equal to 50% of Excess Cash Flow for the year ending on the immediately preceding December 31. The Company had Excess Cash Flow for the year ended December 31, 1995 in the amount of $42.1 million. A prepayment of the 1995 Term Loans in the amount of $22.0 million was made on March 19, 1996. "Excess Cash Flow" for any period is defined as the Net Cash Provided From Operations during such period, reduced by the sum, without duplication, of: (i) the scheduled principal payments of the 1995 Term Loans paid during such period; (ii) payments with respect to the principal portion of indebtedness constituting capital leases; (iii) with certain exceptions, each of the following amounts paid during such period: (a) certain mandatory prepayments of the 1995 Term Loans and the 1995 Revolving Credit Facility, (b) certain voluntary prepayments of the 1995 Term Loans, (c) scheduled, voluntary or mandatory payments or prepayments of the principal of permitted indebtedness other than intercompany indebtedness, the 1995 Term Loans and certain obligations owed for all or any part of the deferred purchase price of property or services, (d) payments in respect of Consolidated Domestic Capital Expenditures, (e) payments in respect of Consolidated Capital Expenditures (other than Consolidated Domestic Capital Expenditures) but only to the extent not financed with the proceeds of indebtedness (excluding intercompany indebtedness) incurred by a foreign subsidiary, (f) certain permitted payments in respect of equity and (g) certain investments made by the Company and its subsidiaries in joint ventures and foreign subsidiaries.

    "Net Cash Provided From Operations" for any period is defined as the Adjusted Consolidated Net Income for such period, minus (plus) the increase (decrease), if any, in Adjusted Working Capital from the first day to the last day of such period.

    "Adjusted Consolidated Net Income" for any period is defined as consolidated net income during such period plus (minus) the sum, without duplication, of the amount of depreciation, depletion, amortization of intangibles, deferred taxes, accreted and zero coupon bond interest and other non-cash expenses (income), losses (gains) or other charges (credits) that, pursuant to GAAP, were deducted (added) in determining such consolidated net income.

    "Adjusted Working Capital" means, at any time, Consolidated Current Assets minus Consolidated Current Liabilities at such time.

    "Consolidated Current Assets" means, at any time, the consolidated current assets (other than cash and cash equivalents) of the Company and its subsidiaries (whether or not consolidated with the Company for financial reporting purposes and including, without limitation, all receivables subsidiaries) at such time.

    "Consolidated Current Liabilities" means, at any time, the consolidated current liabilities of the Company and its subsidiaries (whether or not consolidated with the Company for financial reporting purposes and including, without limitation, all receivables subsidiaries) at such time, but excluding the current portion of any long-term indebtedness which would otherwise be included therein and any indebtedness with a maturity which may, by the terms of the instrument evidencing or governing such indebtedness, be extended, renewed or reborrowed (whether conditionally or unconditionally) by the Company or any of its subsidiaries to a date that is later than one year after such time.

    "Consolidated Capital Expenditures" means, for any period, the sum of: (i) the aggregate of all capital expenditures by the Company and its subsidiaries during such period, plus (ii) to the extent not covered by clause (i) hereof, the aggregate of all expenditures by the Company and its subsidiaries to acquire by purchase or otherwise any business, property or fixed assets of, or stock or other evidence of beneficial ownership of or interest in, any person, including, without limitation, the amount of any indebtedness of any such acquired person existing at the date of or by reason of such purchase or acquisition, whether or not such indebtedness is assumed or guaranteed by the Company or any subsidiary of the Company, it being understood that each item covered by this clause (ii) shall be deemed incurred as of the date of the applicable acquisition, provided that any indebtedness referred to in this clause (ii) of any acquired person that is not a wholly owned subsidiary of the Company shall only be included in an amount equal to the product of (1) the Company's direct or indirect percentage of equity ownership in such acquired person at the time such indebtedness is incurred or deemed incurred and (2) the amount of such indebtedness.

    "Consolidated Domestic Capital Expenditures" means, for any period, the sum of: (i) the aggregate of all capital expenditures by the Company and its domestic subsidiaries during such period, plus (ii) to the extent not covered by clause (i) hereof, the aggregate of all expenditures by the Company and its domestic subsidiaries to acquire by purchase or otherwise the business, property or fixed assets of, or stock or other evidence of beneficial ownership of, any person, including, without limitation, the amount of any indebtedness of any such acquired person existing at the date of or by reason of such purchase or acquisition, whether or not such indebtedness is assumed or guaranteed by the Company or any subsidiary of the Company, it being understood that each item covered by this clause (ii) shall be deemed incurred as of the date of the applicable acquisition, provided that any indebtedness referred to in this clause (ii) of any acquired person that is not a wholly owned subsidiary of the Company shall only be included in an amount equal to the product of (1) the Company's direct or indirect percentage of equity ownership in such acquired person at the time such indebtedness is incurred or deemed incurred and (2) the amount of such indebtedness.

    Excess Cash Flow prepayments under the 1995 Bank Credit Agreement shall be allocated pro rata between the 1995 Term Loans. The portion of any such prepayment allocable to the 1995 Term Loan A shall be applied in the direct order of maturity until such application results in the prepayment in whole of all the amortization payments scheduled to become due in the 12-month period following such date of prepayment, and then on a pro rata basis to the remaining scheduled amortization installments. The portion of any such prepayment allocable to the 1995 Term Loan B shall be applied pro rata to the remaining scheduled amortization installments. In the event that any such prepayment is due at a time when the 1995 Term Loans have been fully repaid, the 1995 Revolving Credit Facility commitments shall be permanently reduced by an amount equal to the amount of such prepayment and the Company shall (a) prepay the 1995 Revolving Credit Facility in an amount equal to the excess, if any, of the aggregate principal amount of the 1995 Revolving Credit Facility then outstanding over the aggregate amount of the 1995 Revolving Credit Facility commitments (after giving effect to such reduction) and (b) retain the remaining amount of such prepayment.

    The 1995 Term Loans also provide for mandatory prepayments from proceeds of Asset Sales, permitted sale/leaseback transactions and permitted receivables transactions. "Asset Sale" is defined as the sale, transfer or other disposition after March 16, 1995 (in a single transaction or a series of related transactions) by the Company or any of its subsidiaries to any person (other than the Company or any of its subsidiaries) of: (i) any of the stock of any of the Company's subsidiaries; (ii) substantially all of the assets of any geographic or other division or line of business of the Company or any of its subsidiaries or (iii) any real property or a portion of any real property or any other assets (including, without limitation, any assets which do not constitute substantially all of the assets of any geographic or other division or line of business but excluding any assets manufactured, constructed or otherwise produced or purchased for sale to others in the ordinary course of business) of the Company or any of its subsidiaries having a fair value in excess of $2 million (it being understood that if the fair value thereof exceeds $2 million, the entire amount and not just the portion in excess of $2 million shall be subject to the mandatory prepayment provisions); provided that any asset sale described in clause (iii) above shall not be deemed to be an "Asset Sale" unless and until the aggregate amount of the fair value of the proceeds of all such sales after March 16, 1995 by the Company and its subsidiaries occurring in any fiscal year of the Company equals or exceeds $10 million (it being understood that any such amounts less than $10 million in any fiscal year of the Company shall not be included in the calculation of "Asset Sales" in any subsequent fiscal year of the Company). Excluded from Asset Sales are: (A) sales of cash and cash equivalents in the ordinary course of business; (B) sales or other transfers of receivables pursuant to certain permitted receivables transactions;
(C) sales of assets effected pursuant to certain permitted sale/leaseback transactions and (D) up to $30 million of dispositions of plants or facilities of the Company, or of a subsidiary of the Company, located outside the United States if the proceeds of such dispositions are redeployed outside the United States within six months following each such disposition. So long as the 1995 Bank Credit Agreement remains in effect, the net cash proceeds of Asset Sales are to be applied to prepay the indebtedness under the 1995 Bank Credit Agreement. The net cash proceeds from Asset Sales, permitted sale/leaseback transactions and permitted receivables transactions will be applied in the same manner as the Excess Cash Flow prepayments.

    If the utilization of the 1995 Revolving Credit Facility exceeds the commitment thereunder, the Company will be required to prepay the 1995 Revolving Credit Facility by an amount equal to such excess.

    The 1995 Term Loans and the 1995 Revolving Credit Facility may be prepaid in whole or in part at any time without premium or penalty (subject to reimbursement of the lender's redeployment costs in the case of a prepayment of Eurodollar loans other than on the last day of the relevant interest period), and the 1995 Revolving Credit Facility commitment may be reduced by the Company in whole or in part at any time without premium or penalty.

    Security. The indebtedness under the 1995 Bank Credit Agreement is secured by a first lien (subject to permitted liens) on the inventory, receivables (subject to the sale thereof under the 1995 Receivables Sales Agreements, intellectual property and real property of the Company and certain of its subsidiaries, and the capital stock of or other evidence of the ownership interest in certain of the Company's subsidiaries.

    Covenants; Events of Default. The 1995 Bank Credit Agreement contains two financial covenants that require the Company to maintain certain specified ratios at specified times. These financial covenants are as follows:

        (i) A requirement that the Company maintain a ratio of (a) Consolidated EBITDA to (b) Consolidated Interest Expense of not less than 1.25 to 1.00 for the first and second full fiscal quarters (taken as one accounting period) following the initial borrowing under the 1995 Bank Credit Agreement, 1.25 to 1.00 for the first, second and third full fiscal quarters (taken as one accounting period) following March 16, 1995 and for any period of four consecutive full fiscal quarters (in each case taken as one accounting period) following March 16, 1995 not less than the ratio shown below during the indicated period ending December 30:

      1996--  1.40 to 1.00
      1997--  1.50 to 1.00
      1998--  1.60 to 1.00
      1999--  1.75 to 1.00
      2000--  1.85 to 1.00
Thereafter--  2.00 to 1.00

    "Consolidated EBITDA" for any period is defined as the total of the amounts for such period of (a) consolidated net income, plus (b) provision for taxes based on income, plus (c) total interest expense (including that attributable to capital leases and including, without limitation, to the extent not otherwise included by this clause (c), all interest expense or expenses in the nature of interest expense incurred by any receivables subsidiary), plus (d) depreciation expense, plus (e) amortization expense, plus (f) other non-cash items reducing or deducted in calculating consolidated net income, minus (g) other non-cash items increasing consolidated net income, minus (h) charges against the Company's $20,000,000 special reserve established in respect of certain environmental matters, all as determined on a consolidated basis for the Company and its subsidiaries for such period taken as a single accounting period determined (other than in the case of clause (h)) in conformity with GAAP.

    "Consolidated Interest Expense" for any period is defined as the sum of: (i) total interest expense for such period (including that attributable to capital leases) of the Company and its subsidiaries on a consolidated basis with respect to all outstanding indebtedness of the Company and its subsidiaries, including, without limitation, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financings (and excluding capitalized interest, to the extent such capitalized interest constituted a capital expenditure or a consolidated domestic capital expenditure); (ii) net costs under interest rate swap, cap, collar or similar agreements for such period and (iii) to the extent not otherwise included above, all interest expense or expenses in the nature of interest expense incurred by any receivables subsidiary, but excluding interest expense not payable in cash (including amortization of discount), certain fees payable to the administrative agent and the Banks under the 1995 Bank Credit Agreement on or prior to March 16, 1995, all as determined on a consolidated basis for the Company and its subsidiaries in conformity with GAAP.

        (ii) A requirement that the Company maintain at all times a ratio of (a) Senior Secured Indebtedness as of the last day of any fiscal quarter to (b) Consolidated EBITDA for the four fiscal quarters ending on such last day, of not more than the ratio shown below during the indicated period:

         December 31, 1995     to March 30, 1996        --4.00 to 1
         March 31, 1996        to June 29, 1996         --3.90 to 1
         June 30, 1996         to September 29, 1996    --3.80 to 1
         September 30, 1996    to December 30, 1996     --3.70 to 1
         December 31, 1996     to March 30, 1997        --3.45 to 1
         March 31, 1997        to June 29, 1997         --3.30 to 1
         June 30, 1997         to September 29, 1997    --3.20 to 1
         September 30, 1997    to December 30, 1997     --3.10 to 1
         December 31, 1997     to December 30, 1998     --3.00 to 1
         December 31, 1998     to December 30, 1999     --2.75 to 1
         December 31, 1999     to December 30, 2000     --2.50 to 1
         Thereafter                                     --2.00 to 1

    "Senior Secured Indebtedness" is defined as the following obligations of the Company and/or any of its subsidiaries: (i) the amount of any indebtedness incurred by the Company or any subsidiary of the Company in connection with any permitted receivables transaction; (ii) that portion of obligations with respect to capital leases which is properly classified as a liability on a balance sheet in conformity with GAAP; (iii) indebtedness incurred with respect to certain permitted sale/leaseback transactions and certain permitted expansion construction financings; (iv) indebtedness of the Company or any subsidiary of the Company that is not Subordinated Indebtedness and is secured by any lien on any property of the Company or any subsidiary of the Company and (v) the full amount of the obligations of the Company or any subsidiary of the Company under any letter of credit issued for the account of the Company or any subsidiary of the Company that are secured by a lien on any property of the Company or any subsidiary of the Company. In calculating the amount of Senior Secured Indebtedness, there shall be excluded, in the case of any revolving loan facility or letter of credit commitment issued in favor of the Company or any subsidiary of the Company, the then unutilized portion of such facility or commitment and, except as specified in clause (v), any contingent obligation.

    "Subordinated Indebtedness" is defined as indebtedness of the Company subordinated in right of payment to the obligations of the Company and its subsidiaries under the 1995 Bank Credit Agreement and certain other related documents.

    The 1995 Bank Credit Agreement contains additional covenants which, among other things, require the Company: (i) to maintain the properties of the Company and its subsidiaries, together with insurance thereon; (ii) to enter into interest rate agreements with respect to a certain portion of the 1995 Bank Credit Agreement; (iii) to provide certain reports to the Banks and permit inspections by the Banks; (iv) with certain exceptions, to cause subsidiaries accounting for more than 10% of consolidated assets or consolidated revenues of the Company (each a "Material Subsidiary") to provide a guarantee of the Company's obligations under the 1995 Bank Credit Agreement and to secure the same with a pledge of inventory and receivables and (v) with certain exceptions, to pledge the stock of certain Material Subsidiaries.

    The 1995 Bank Credit Agreement also contains covenants which, among other things (in each case, subject to certain exceptions): (i) limit the ability of the Company and its subsidiaries to incur additional indebtedness and contingent obligations or grant liens or additional negative pledges in respect of their assets; (ii) limit the investments and capital expenditures which may be made by the Company and its subsidiaries; (iii) limit the ability of the Company and its subsidiaries to make prepayments of subordinated debt and limit the ability of the Company to pay dividends or make other distributions on account of any shares of any class of its capital stock (other than dividends payable solely in other shares of such class of capital stock and cash dividends up to certain specified amounts);

(iv) limit the ability of the Company and its subsidiaries to incur obligations under leases or to enter into sale and leaseback transactions; (v) limit the ability of the Company and its subsidiaries to enter into certain transactions or arrangements with certain affiliates of the Company or any holder of 5% or more of any class of its equity securities or affiliates of such holders; (vi) restrict the ability of the Company and its subsidiaries to make fundamental changes and to enter into new lines of business and (vii) limit the ability of the Company or its subsidiaries to dispose of their respective assets.

    The 1995 Bank Credit Agreement contains certain events of default which permit the Banks to cease making loans and to declare all amounts outstanding under the 1995 Term Loans and the 1995 Revolving Credit Facility to be due and payable. These events include, among other things: (i) failure to pay any installment of principal under the 1995 Bank Credit Agreement when due; (ii) failure to pay for five days after the due date any interest or any other amount due under the 1995 Bank Credit Agreement; (iii) default in or relating to other indebtedness of the Company or any of its subsidiaries in a principal amount of $15 million or more individually or $30 million or more in the aggregate; (iv) breach of certain covenants contained in the 1995 Bank Credit Agreement; (v) any representation or warranty contained in the 1995 Bank Credit Agreement or certain other related documents proving to have been false in any material respect when made; (vi) default in the performance of any other terms contained in the 1995 Bank Credit Agreement or certain other related documents without being remedied or waived within 30 days after receipt of notice from the administrative agent or any Bank of such default; (vii) bankruptcy or dissolution of the Company or any of its Material Subsidiaries; (viii) a judgment or attachment involving an amount in excess of $10 million individually or $20 million in the aggregate shall be entered or filed against the Company or any of its Material Subsidiaries which is not discharged within a specified period; (ix) certain ERISA defaults; (x) the invalidity of any guarantee given by a subsidiary of the Company in connection with the 1995 Bank Credit Agreement; (xi) failure to maintain the validity and perfection of any security interest (to the extent required under the 1995 Bank Credit Agreement) with respect to collateral with a fair market value or book value (whichever is greater) of more than $20 million in the aggregate and (xii) a Change in Control. A "Change in Control" under the 1995 Bank Credit Agreement is deemed to have occurred if (i) any person or group other than (x) MSLEF II, Morgan Stanley Group, Fort Howard Equity Investors, Fort Howard Equity Investors II and their respective general or limited partners and/or affiliates or (y) any employee benefit plan of the Company or any of its affiliates, shall become the beneficial owner of shares representing 25% or more of any outstanding class of capital stock having ordinary voting power in the election of directors of the Company, or (ii) there shall occur during any period after March 16, 1995 a change in the Board of Directors of the Company pursuant to which the individuals who constituted the Board of Directors of the Company at the beginning of such period (together with any other director whose election by the Board of Directors of the Company (or whose nomination by the Board of Directors for election by the shareholders of the Company) was approved by a vote of at least a majority of the directors then in office who either were directors at the beginning of such period or whose election was previously so approved or by a duly authorized committee of the Board of Directors (which committee was designated by at least a majority of directors then in office who either were directors at the beginning of such period or whose election was previously so approved)) cease to constitute 75% of the Board of Directors of the Company at the end of such period.

    Fees and Expenses. A commitment fee of 0.5% per annum, subject to adjustment based on the ratings by S&P or Moody's of the Company's long-term senior unsecured debt and/or certain operating performance measures, on the unused portion of each Bank's commitment under the 1995 Revolving Credit Facility is payable to the Banks quarterly in arrears. In addition, an annual agent's commission of $500,000 is payable to Bankers Trust. The Company paid certain of the Banks' expenses incurred in connection with the 1995 Bank Credit Agreement and has provided the Banks and their respective directors, officers, employees and affiliates with customary indemnification.

1995 RECEIVABLES SALES AGREEMENTS

    In September 1995, the Company and FHC Funding Corporation, a newly formed special purpose company incorporated under the laws of the State of Nevada and a wholly-owned subsidiary of the Company ("FHC"), entered into the 1995 Receivables Sales Agreements for the purpose of effecting the sale of certain domestic tissue receivables in order to achieve a lower cost of borrowing based on the credit quality of such receivables. The Company and FHC entered into a Receivables Sale Agreement dated as of September 28, 1995 pursuant to which the Company is obligated to sell to FHC, and FHC is obligated to purchase from the Company, all of the Company's right, title and interest in, to and under (i) all receivables then existing and thereafter arising from time to time, and all payment and enforcement rights (but none of the obligations) with respect to the receivables, (ii) all related property in respect of such receivables and (iii) all collections and proceeds thereon with respect to the assets and properties referred to in clauses (i) and (ii) and this clause (iii) (all such assets and property being the "Receivables Property"). FHC will, in turn, transfer pursuant to the Pooling Agreement (as defined below) all of the Receivables Property to FHC Master Trust (the "Trust"), the master trust formed pursuant to the Pooling Agreement dated as of September 28, 1995 (the "Pooling Agreement") among the Company, in its capacity as servicer (the "Servicer") of the receivables, FHC and Chemical Bank Delaware, a Delaware banking corporation, as trustee for the Trust (the "Trustee"). The assets of the Trust are expected to change over the life of the Trust as new receivables are generated and as existing receivables are collected, charged off as uncollectible or otherwise adjusted.

    On September 28, 1995, the Trust issued $50,000,000 Floating Rate Class A Trade Receivables Participation Certificates, Series 1995-1 (the "Class A Certificates") and $10,000,000 Floating Rate Class B Trade Receivables Participation Certificates, Series 1995-1 (the "Class B Certificates", and together with the Class A Certificates, the "Term Certificates"). The Term Certificates represent fractional undivided interests in the assets of the Trust.

    To accommodate fluctuations in the amount of the receivables in the Trust over and above the receivables allocated to the Term Certificates (including, without limitation, any receivables allocated to the reserves required to be kept in respect of the Term Certificates), on October 5, 1995, the Trust issued a variable funding certificate (the "VFC") pursuant to a supplement to the Pooling Agreement. The holder of the VFC has provided a five year revolving commitment of $25 million to permit increases and decreases in the principal amount of the VFC.

    Pursuant to the Servicing Agreement dated as of September 28, 1995 (the "Servicing Agreement") among FHC, the Servicer and the Trustee, the Company has agreed to act as servicer of the receivables, to manage the administration and servicing of the receivables and to provide information and direction to the Trustee for the administration of the Trust.

    The Class A Certificates bear interest at a rate equal to the sum of One-Month LIBOR (as defined below) plus 0.25% per annum and the Class B Certificates bear interest at a rate equal to the sum of One-Month LIBOR plus 0.65% per annum. "One-Month LIBOR" means, for any period, the rate per annum which is the arithmetic mean (rounded to the nearest 1/100th of 1%) of the offered rates for dollar deposits having a maturity of one month commencing on the first day of such period that appears on the Telerate British Bankers Assoc. Interest Settlement Rates Page at approximately 11:00 a.m., London time, on the second full business day prior to such day.

    The VFC bears interest, at the option of the Servicer or FHC on behalf of the Trust, at a rate equal to the sum of Societe Generale's prime rate plus 0.35% or the sum of a reserve adjusted LIBOR plus 0.35%.

    Neither the Company (whether in its individual capacity, its capacity as seller of the receivables or in its capacity as the Servicer) nor FHC is obligated to make any payments in respect of the Term Certificates, the VFC or the Receivables, except under certain limited circumstances. Consequently, the holders of the Term Certificates and the VFC must rely upon payments on the receivables for the payment of principal of and interest on the Term Certificates.

    The net proceeds from the issuance of the Term Certificates were used to repay in full the 1995 Receivables Facility. The payments on the receivables are used (i) to service the interest and principal payments in respect of the Term Certificates and the VFC, (ii) to pay the expenses of FHC and (iii) to purchase new receivables from the Company.

    As of December 31, 1995, $50 million aggregate principal amount of Class A Certificates was outstanding, $10 million aggregate principal amount of Class B Certificates was outstanding and $3 million aggregate principal amount of the VFC was outstanding.

PASS THROUGH CERTIFICATES, SERIES 1991

    The Pass Through Certificates were issued pursuant to the Amended and Restated Pass Through Trust Agreement dated as of December 13, 1991 between the Company and Wilmington Trust Company, as trustee. The Pass Through Certificates bear interest at 11% per annum and have a final distribution date of January 2, 2002.

    The Pass Through Certificates represent fractional undivided interests in a pass through trust (the "Pass Through Trust") holding the Pass Through Secured Notes issued on a nonrecourse basis by an owner trustee (the "Owner Trustee") in connection with leveraged lease transactions to finance or refinance not more than 85% of the cost to the Owner Trustee of acquiring the Company's interest in a paper manufacturing facility, power plant and certain equipment related thereto located at the Company's Savannah mill (the "Pass Through Assets"). Simultaneously with the acquisition of the Pass Through Assets by the Owner Trustee, it leased the Pass Through Assets back to the Company pursuant to the Pass Through Certificate Leases. Amounts payable under the Pass Through Certificate Leases will be at least sufficient to pay in full when due all payments of principal and interest on the Pass Through Secured Notes. However, neither the Pass Through Certificates nor the Pass Through Secured Notes are direct obligations of, or guaranteed by, the Company.

    Prior to December 20, 1998, the Pass Through Certificates may not be redeemed except in connection with an event of loss to a Pass Through Asset, or in certain cases of obsolescence of any Pass Through Asset and during the continuance of any lease event of default with respect to a Pass Through Asset. On or after December 20, 1998, the Pass Through Certificates may be redeemed at any time. Unless earlier redeemed, 74.20% (or $62,041,625) of the principal amount of the Pass Through Certificates will be distributed to the holders thereof on the final distribution date.

    The Company's obligations under the Pass Through Certificate Leases, which are treated as capital leases, rank pari passu in right of payment with all other general obligations of the Company and are secured by a security interest in all of the Pass Through Assets. The Company's obligations under the 1995 Bank Credit Agreement are secured by essentially all of the Company's assets, including the Company's leasehold interest in the Pass Through Assets. The holders of such indebtedness will be entitled to payment of their indebtedness out of the proceeds of such collateral prior to the holders of any general unsecured obligations of the Company, including the 8 1/4% Notes and the 9% Notes.

    At December 31, 1995, $83.6 million of aggregate principal amount under the Pass Through Certificate Leases was outstanding.

8 1/4% NOTES

    The 8 1/4% Notes were issued under an Indenture, dated as of February 1, 1994 (the "8 1/4% Note Indenture"), between the Company and Norwest Bank Wisconsin, N.A. ("Norwest"), as Trustee.

    The 8 1/4% Notes are senior unsecured obligations of the Company, and rank pari passu in right of payment with other senior indebtedness of the Company and are senior to all existing and future subordinated indebtedness of the Company. The 8 1/4% Notes mature on February 1, 2002, and bear interest at a rate of 8 1/4% per annum. The 8 1/4% Notes currently have a face amount outstanding of $100 million and may not be redeemed prior to maturity.

    The 1995 Bank Credit Agreement contains a provision prohibiting the optional redemption of the 8 1/4% Notes without the consent of a specified percentage in interest of lenders under the 1995 Bank Credit Agreement. The 8 1/4% Note Indenture also contains a covenant limiting the optional redemption of the 9% Notes.

    The 8 1/4% Note Indenture contains certain restrictive covenants which impose limitations on the Company and certain of its subsidiaries' ability to, among other things: (i) incur additional indebtedness; (ii) pay dividends and make certain other payments and distributions; (iii) create liens and (iv) merge or consolidate or sell substantially all of the Company's assets.

    At December 31, 1995, $100 million of aggregate principal amount of 8 1/4% Notes was outstanding.

9 1/4% NOTES

    The 9 1/4% Notes were issued under an Indenture, dated as of March 15, 1993 (the "9 1/4% Note Indenture"), between the Company and Norwest, as Trustee.

    The 9 1/4% Notes constitute senior unsecured obligations of the Company, limited to $450 million aggregate principal amount, and will mature on March 15, 2001. The 9 1/4% Notes bear interest at the rate of 9 1/4% per annum. The 9 1/4% Notes are not redeemable prior to maturity. The 9 1/4% Notes rank pari passu with the 8 1/4% Notes and constitute senior indebtedness with respect to the 9% Notes.

    The 1995 Bank Credit Agreement contains a provision prohibiting the optional redemption of the 9 1/4% Notes without the consent of a specified percentage in interest of lenders under the 1995 Bank Credit Agreement.

    The 9 1/4% Note Indenture contains certain restrictive covenants which impose limitations on the Company and certain of its subsidiaries' ability to, among other things: (i) incur additional indebtedness; (ii) pay dividends and make other distributions; (iii) create liens and (iv) merge or consolidate or transfer substantially all of the Company's assets.

    At December 31, 1995, $450 million of aggregate principal amount of 9 1/4% Notes was outstanding.

9% NOTES

    The 9% Notes were issued under an Indenture, dated as of February 1, 1994 (the "9% Note Indenture"), between the Company and the Bank of New York, as Trustee.

    The 9% Notes are unsecured senior subordinated obligations of the Company. The 9% Notes mature on February 1, 2006, and bear interest at a rate of 9% per annum. The 9% Notes currently have a face amount outstanding of $650 million, and may be redeemed at the option of the Company, in whole or in part, at any time on or after February 1, 1999, initially at 104.5% of their principal amount and declining to 100% of their principal amount on or after February 1, 2001, in all cases plus accrued interest to the redemption date. In addition, at the option of the Company at any time prior to February 1, 1997, up to $227.5 million aggregate principal amount of 9% Notes are redeemable, at 109% plus accrued interest, from the proceeds of a public equity offering.

    The 1995 Bank Credit Agreement contains a provision prohibiting the optional redemption of the 9% Notes without the consent of a specified percentage in interest of lenders under the 1995 Bank Credit Agreement.

    The 9% Note Indenture contains certain restrictive covenants which impose limitations on the Company and certain of its subsidiaries' ability to, among other things: (i) incur additional indebtedness; (ii) pay dividends and make certain other payments and distributions; (iii) create liens and (iv) merge or consolidate or sell substantially all of the Company's assets.

    At December 31, 1995, $650 million of aggregate principal amount of 9% Notes was outstanding.

10% NOTES

    The 10% Notes were issued under an Indenture, dated as of March 15, 1993 (the "10% Note Indenture"), between the Company and United States Trust Company of New York ("U.S. Trust"), as Trustee.

    The 10% Notes constitute unsecured subordinated obligations of the Company, limited to $300 million aggregate principal amount, and will mature on March 15, 2003. The 10% Notes bear interest at the rate of 10% per annum. The 10% Notes are redeemable at any time on or after March 15, 1998 at 105.0% of the principal amount thereof, on or after March 15, 1999 at 103.75% of the principal amount thereof, on or after March 15, 2000 at 102.50% of the principal amount thereof, on or after March 15, 2001 at 101.25% of the principal amount thereof, and after March 15, 2002, at 100% of the principal amount thereof, in each case together with accrued and unpaid interest to the redemption date. In addition, at any time prior to March 15, 1995, the Company may redeem up to $75 million aggregate principal amount of 10% Notes with the proceeds of one or more public equity offerings following which there is a public market, at any time or from time to time, at a redemption price (expressed as a percentage of principal amount) of 110%, plus accrued interest to the redemption date. The 10% Notes are subordinated to the 8 1/4% Notes and the 9% Notes.

    The 1995 Bank Credit Agreement contains a provision prohibiting the optional redemption of the 10% Notes without the consent of a specified percentage in interest of lenders under the 1995 Bank Credit Agreement. The 9 1/4% Note Indenture also contains a covenant limiting the optional redemption of the 10% Notes.

    At December 31, 1995, $300 million of aggregate principal amount of 10% Notes was outstanding.

OTHER DEBT OF THE COMPANY

    In addition to borrowings under the 1995 Bank Credit Agreement, the 1995 Receivables Sales Agreements, the 8 1/4% Notes, the 9% Notes, the 9 1/4% Notes, the 10% Notes and the Pass Through Certificate Leases at December 31, 1995, the Company and its subsidiaries had outstanding approximately $163 million of other long-term debt (including the current portion thereof).

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share and 50,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The following summary does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Certificate of Incorporation and By-laws, and to the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL").

COMMON STOCK

    Upon completion of the Offering, the Company will have          shares of
Common Stock outstanding, assuming no exercise of any options granted by the Company.

    Voting Rights. Each share of Common Stock entitles the holder thereof to one vote in elections of directors and all other matters submitted to a vote of shareholders.

    Dividends. Each share of Common Stock has an equal and ratable right to receive dividends to be paid from the Company's assets legally available therefor when, as and if declared by the Board of Directors. Since the Acquisition, the Company has not declared or paid any cash dividends on any class of its capital stock, and currently does not intend to pay dividends on the Common Stock. The 1995 Bank Credit Agreement and the Company's outstanding debt obligations limit, in each case with certain exceptions, the ability of the Company to pay dividends on the Common Stock. Delaware law generally requires that dividends are payable only out of a company's surplus or current net profits in accordance with the DGCL. The Company would be permitted under Delaware law to pay dividends out of its current net profits, despite its shareholders' deficit. See "Dividend Policy."

    Liquidation. Subject to the rights of any holders of Preferred Stock outstanding, upon the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors.

    Other. The holders of shares of Common Stock offered hereby have no preemptive, subscription, redemption or conversion rights and are not liable for further call or assessment. All of the outstanding shares of Common Stock are, and the Common Stock offered hereby will be, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of authorized Preferred Stock into one or more series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges. As of the date of this Prospectus, the Board of Directors of the Company has not authorized any series of Preferred Stock and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

    Shareholders' rights and related matters are governed by the DGCL, the Certificate of Incorporation and By-laws. Certain provisions of the Certificate of Incorporation and the By-laws, which are summarized below, may discourage or make more difficult a takeover attempt that a shareholder might consider in its best interest. Such provisions may also adversely affect prevailing market prices for the

Common Stock. See "Certain Risk Factors--Anti-Takeover Effects of Provisions of the Restated Certificate of Incorporation and By-laws."

    Classified Board of Directors and Related Provisions. The Certificate of Incorporation provides that the Board of Directors of the Company be divided into three classes of directors serving staggered three-year terms. The classes of directors are equal in number. Accordingly, one-third of the Company's Board of Directors will be elected each year. See "Management--Directors." The classified board provision will prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual shareholders meeting following the date such party obtains the controlling interest. The provisions of the Certificate of Incorporation relating to the classified nature of the Company's Board of Directors may not be amended without the affirmative vote of the holders of at least 80% of the Company's outstanding voting stock.

    The Certificate of Incorporation provides that the number of directors will be no greater than fifteen or less than three. Currently the Board of Directors is set at nine. The Certificate of Incorporation provides that directors may not be removed without cause and that any vacancies on the Board of Directors may only be filled by the remaining directors and not by the shareholders. These provisions preclude shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

    No Shareholder Action by Written Consent; Special Meeting. The Certificate of Incorporation prohibits shareholders from taking action by written consent in lieu of an annual or special meeting, and thus shareholders may only take action at an annual or special meeting called in accordance with the By-laws. The Certificate of Incorporation and By-laws provide that special meetings of shareholders may only be called by the Chief Executive Officer or a majority of the Board of Directors. Special meetings may not be called by the shareholders.

    Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Certificate of Incorporation and By-laws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of directors at an annual meeting must be in writing and received by the Secretary of the Company not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. The notice of shareholder nominations must set forth certain information with respect to the shareholder giving the notice and with respect to each nominee.

    Indemnification. The Certificate of Incorporation and By-laws provide that the Company shall advance expenses to and indemnify each director and officer of the Company to the fullest extent permitted by law.

    Amendments. Shareholders may adopt, alter, amend or repeal provisions of the By-laws only by vote of the holders of 80% or more of the outstanding Common Stock and any other voting securities. In addition, the affirmative vote of the holders of 80% or more of the outstanding Common Stock and any other voting securities is required to amend certain provisions of the Certificate of Incorporation, including the provisions referred to above relating to the classification of the Company's Board of Directors, filling vacancies on the Board of Directors, removal of directors only for cause, prohibiting shareholder action by written consent, prohibiting the calling of special meetings by shareholders and approval of amendments to the By-laws.

STOCKHOLDERS AGREEMENT

    The Company, Morgan Stanley Group, MSLEF II, certain other investors and certain management investors (each, a "Holder") have entered into a Stockholders Agreement dated as of March 1, 1995 (the "Stockholders Agreement"), which contains certain restrictions with respect to the transferability of Common Stock by certain parties thereunder and certain registration rights granted by the Company with respect to such shares.

    Pursuant to the terms of the Stockholders Agreement, MSLEF II and Fort Howard Equity Investors II, L.P. each have the right to have a designee nominated for election to the Company's Board of Directors at any annual meeting of the Company's shareholders, so long as MSLEF II or Fort Howard Equity Investors II, L.P., as the case may be, does not already have a designee as a member of the Board of Directors at the time of such annual meeting. In addition, in the event of a vacancy on the Board of Directors created by the resignation, removal or death of a director nominated by MSLEF II or Fort Howard Equity Investors II, L.P., such shareholders have the right to have a designee nominated for election to fill such vacancy.

    Pursuant to the terms of the Stockholders Agreement, in the event that one or more Holders (other than the management investors) (each, a "Controlling Stockholder") sell a majority of the shares of Common Stock subject to the Stockholders Agreement to a third party, certain other Holders have the right to elect to sell on the same terms the same percentage of such other Holder's shares to the third party as the Controlling Shareholder is selling of its shares of Common Stock. In addition, if a Controlling Shareholder sells all of its shares of Common Stock to a third party, the Controlling Shareholder has the right to require that certain remaining Holders sell all of their shares to the third party on the same terms.

    Pursuant to the terms of the Stockholders Agreement, Holders of specified percentages of Common Stock are entitled to certain demand registration rights ("Demand Rights") with respect to shares of Common Stock held by them; provided, however, that the Company (or purchasers designated by the Company) shall have the right to purchase at fair market value the shares which are the subject of Demand Rights in lieu of registering such shares of Common Stock. In addition to the Demand Rights, Holders are, subject to certain limitations, entitled to register shares of Common Stock in connection with a registration statement prepared by the Company to register its equity securities. The Stockholders Agreement contains customary terms and provisions with respect to, among other things, registration procedures and certain rights to indemnification granted to parties thereunder in connection with the registration of Common Stock subject to such agreement.

LIMITATIONS ON DIRECTORS' LIABILITY

    The Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty as a director, except for liability:
(i) for any breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions do not limit the liability of directors under federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Section 203 of DGCL prohibits certain transactions between a Delaware corporation and an "interested shareholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15 percent or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value of 10 percent or more of the consolidated assets of the corporation, and certain transactions that would increase the interested shareholder's proportionate share ownership in the corporation) between an interested shareholder and a corporation for a period of three years after the date the interested shareholder acquired its stock, unless: (i) the business combination is approved by the corporation's board of directors prior to the date the interested shareholder acquired shares; (ii) the interested shareholder acquired at least 85 percent of the voting stock of the corporation in the transaction in which it became an interested shareholder or
(iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock owned by disinterested shareholders at an annual or special meeting. A Delaware corporation, pursuant to a provision in its certificate of incorporation or by-laws, may elect not to be governed by Section 203 of the DGCL. The Company has not made such an election and, as a result, the Company is subject to the provisions of Section 203 of the DGCL upon consummation of the Offering.

REGISTER AND TRANSFER AGENT

    Chemical Mellon Shareholder Services LLC is the Registrar and Transfer Agent for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the completion of the Offering, the Company will have          shares
of common stock outstanding, assuming no exercise of any options granted by the Company. Of these shares, the 16,000,000 shares of Common Stock sold by the
Company and the Selling Shareholders in the Offering and     shares that were
outstanding prior to the Offering will be tradeable without restriction or further registration under the Securities Act, except for any of such shares held by "affiliates" (as defined under the Securities Act) of the Company. The
remaining          shares of common stock will be deemed "restricted" securities within the meaning of Rule 144. Neither shares held by an affiliate nor restricted securities may be publicly sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Of such shares of common stock which are deemed to be restricted securities as described above, approximately shares may be freely tradeable under Rule 144 by the holders thereof (subject, in certain cases, to certain transfer restrictions contained in the Stockholders Agreement) and, if certain partnerships (including MSLEF II) which currently own such restricted shares of common stock distribute to their respective partners
all of their current holdings, approximately up to an additional          shares
could become freely tradeable under Rule 144(k) by the partners of such partnerships.

    Generally, Rule 144 provides that a person who has owned restricted securities for at least two years, or who may be deemed an "affiliate" of the Company, is entitled to sell, within any three-month period, up to the number of restricted securities that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock or (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are subject to certain restrictions relating to manner of sale, volume of sales and the availability of current public information about the Company. In addition, restricted securities that have been held for at least three years by a person who has not been an "affiliate" of the Company during the preceding three months may be sold under Rule 144(k) without regard to the volume limitations or current public information or manner of sale requirements of Rule 144. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under the common control with, such issuer.

    Pursuant to the Underwriting Agreement the Company has agreed, and pursuant to the Stockholders Agreement certain shareholders of the Company (who
beneficially own in the aggregate    shares of Common Stock) are subject to an
agreement, with certain limited exceptions, not to offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period beginning 7 days before and ending 180 days after the effective date of the Registration Statement, without the prior written consent of certain of the representatives of the U.S. Underwriters in the case of Morgan Stanley Group, MSLEF II, Fort Howard Equity Investors and Fort Howard Equity Investors II, or of MS&Co, in the case of the remaining shareholders. See "Underwriters."

    Pursuant to the terms of the Stockholders Agreement, holders of specified percentages of Common Stock are entitled to certain demand registration rights with respect to shares of Common Stock held by them provided, however, that the Company (or purchasers designated by the Company) has the right to purchase at fair market value the shares which are the subject of Demand Rights in lieu of registering such shares of Common Stock. In addition to the Demand Rights, holders are entitled, subject to certain limitations, to register shares of Common Stock in connection with a registration statement prepared by the Company to register its equity securities.

    Subject to the 180-day lock-up period described above, Morgan Stanley Group, MSLEF II, Fort Howard Equity Investors and Fort Howard Equity Investors II may choose to dispose of the Common

Stock owned by them. The timing of such sales or other dispositions by such shareholders (which could include distributions to MSLEF II's, Fort Howard Equity Investors' and Fort Howard Equity Investors II's partners) will depend on market and other conditions, but could occur relatively soon after the 180-day lock-up period, including pursuant to the exercise of their registration rights. MSLEF II, Fort Howard Equity Investors and Fort Howard Equity Investors II are unable to predict the timing of sales by any of their limited partners in the event of a distribution to them. Such dispositions could be privately negotiated transactions or public sales.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

    The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by "Non-U.S. Holders." In general, a "Non-U.S. Holder" is an individual or entity other than: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state or (iii) an estate or trust, the income of which is includible in gross income for United States federal income tax purposes regardless of its source. The term "Non-U.S. Holder" does not include individuals who were United States citizens within the ten-year period immediately preceding the date of this Prospectus and whose loss of United States citizenship had as one of its principal purposes the avoidance of United States taxes. This discussion is based on current law, which is subject to change and is for general information only. There have been a number of proposed changes to existing law that, if ultimately enacted, could affect the taxation of income earned by Non-U.S. Holders, and the taxation of citizens or residents of the U.S. who abandon their U.S. citizenship or residence. It is not clear whether these proposals will be enacted, but holders should consult with their tax advisors concerning the possible effect of any such proposed legislation. This discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

DIVIDENDS

    In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or (ii) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder. Dividends effectively connected with such a United States trade or business or attributable to such a United States permanent establishment generally will not be subject to withholding tax (if the Non-U.S. Holder files certain forms, including IRS Form 4224, with the payor of the dividend) and generally will be subject to United States federal tax on a net income basis, in the same manner as if the Non-U.S. Holder were resident of the United States. In the case of a Non-U.S. Holder that is a corporation, dividend income so connected or attributable may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of its effectively connected earnings and profits subject to certain adjustments) at a 30% rate (or a lower rate prescribed by an applicable income tax treaty). For purposes of determining whether tax is to be withheld at a 30% rate or at a lower rate as prescribed by an applicable tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under United States Treasury regulations proposed in 1984 that have not been finally adopted, to claim the benefits of an applicable tax treaty, a Non-U.S. Holder of Common Stock would be required to file certain information forms with the payor of the dividends.

    A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

SALE OF COMMON STOCK

    In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain recognized upon the disposition of Common Stock unless:
(i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either such case, the branch profits tax may also apply if the Non-U.S. Holder is a corporation); (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds shares of stock as a capital asset, such individual is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States, or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates; or
(iv) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC, gains realized upon a disposition of Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Common Stock during the shorter of the periods described above generally would not be subject to United States federal income tax so long as the Common Stock is "regularly traded" on an established securities market.

ESTATE TAX

    Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

    The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

    Under current rules, United States backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States.

    The payment of proceeds from the disposition of Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from the disposition of Common Stock paid to or through a non-United States office of a broker that is: (i) a United States person; (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, (a) backup withholding will not apply unless such broker has actual knowledge that the owner is not a Non-U.S. Holder, and (b) information reporting will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                  UNDERWRITERS

    Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom MS&Co, CS First Boston Corporation, Dean Witter Reynolds Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc are serving as U.S. Representatives, have severally agreed to purchase, and the Company and the Selling Shareholders have severally agreed to sell to them, and the International Underwriters named below, for whom MS&Co International, CS First Boston Limited, Dean Witter International Ltd., Merrill Lynch International Limited and Salomon Brothers International Limited are serving as International Representatives, have severally agreed to purchase, and the Company and the Selling Shareholders have severally agreed to sell to them, the respective number of shares of the Common Stock set forth opposite the names of such Underwriters below:

    NAME                                                      NUMBER OF SHARES
    ----                                                      ----------------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated........................
  CS First Boston Corporation..............................
  Dean Witter Reynolds Inc.................................
  Merrill Lynch, Pierce, Fenner & Smith Incorporated.......
  Salomon Brothers Inc.....................................

                                                              ----------------
      Subtotal.............................................      12,800,000
                                                              ----------------

International Underwriters:
  Morgan Stanley & Co. International Limited...............
  CS First Boston Limited..................................
  Dean Witter International Ltd............................
  Merrill Lynch International Limited......................
  Salomon Brothers International Limited...................

                                                              ----------------
      Subtotal.............................................       3,200,000
                                                              ----------------
Total......................................................      16,000,000
                                                              ----------------
                                                              ----------------

    The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters," and the U.S. Representatives and the International Representatives are collectively referred to as the "Representatives." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby if any such shares are taken (other than those covered by the U.S. Underwriters' over-allotment option described below).

    Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

    Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares so sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

    Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

    Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented that: (i) it has not offered or sold and, prior to the date six months after the Closing Date (as defined in the Underwriting Agreement), will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the

Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, or is a person to whom such document may otherwise lawfully be issued or passed on.

    The Underwriters initially propose to offer part of the Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in
excess of $    per share under the Price to Public. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $    per share to
other Underwriters or to certain dealers. After the initial offering of the Common Stock the offering price and other selling terms may from time to time be varied by the Representatives.

    Pursuant to the Underwriting Agreement, the Company and the Selling Shareholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 2,400,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the Offering. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

    The Common Stock is listed on the Nasdaq National Market under the symbol "FORT."

    Pursuant to the Underwriting Agreement, the Company has agreed that, without the prior written consent of the U.S. Representatives, it will not register for sale or offer, pledge, sell, contract to sell or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, for a period beginning 7 days before and ending 180 days after the effective date of the Registration Statement, other than: (i) the shares of Common Stock offered hereby; (ii) any shares of Common Stock issued upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the Underwriting Agreement and (iii) any shares of Common Stock issued pursuant to existing employee benefit plans of the Company. Pursuant to the Stockholders Agreement, certain shareholders of the Company (who beneficially own in the
aggregate       shares of Common Stock) are subject to an agreement, with
certain limited exceptions, not to offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period beginning 7 days before and ending 180 days after the effective date of the Registration Statement, without the prior written consent of certain of the representatives of the U.S. Underwriters in the case of Morgan Stanley Group, MSLEF II, Fort Howard Equity Investors and Fort Howard Equity Investors II, or of MS&Co, in the case of the remaining shareholders.

    The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    Upon consummation of the Offering, affiliates of MS&Co will own
approximately     % of the outstanding shares of Common Stock (    % if the
Underwriters' over-allotment option is exercised in full). See "Ownership of Common Stock."

    This Offering is being made in accordance with the provisions of Schedule E ("Schedule E") to the by-laws of the NASD and the public offering price will be no higher than that recommended by a "qualified independent underwriter." The NASD requires that the "qualified independent underwriter" (i) be an NASD member experienced in the securities or investment banking business; (ii) not be an affiliate of the issuer of the securities and (iii) agree to undertake the responsibilities and liabilities of an underwriter under the Securities Act. In accordance with this requirement, Salomon Brothers Inc is serving in such role, and the public offering price of the Common Stock offered hereby is not higher than Salomon Brothers Inc's recommended public offering price. Salomon Brothers Inc also participated in the preparation of the Registration Statement of which this Prospectus is a part and has performed due diligence with respect thereto. The Company has agreed to indemnify Salomon Brothers Inc against certain liabilities, including liabilities under the Securities Act.

    Pursuant to the provisions of Schedule E, NASD members may not execute transactions in Common Stock offered hereby to any accounts over which they exercise discretionary authority without prior written approval of the customer.

    From time to time MS&Co has provided, and continues to provide, investment banking services to the Company and its affiliates.

                                 LEGAL MATTERS

    The validity of the Common Stock and certain other legal matters relating to the Offering will be passed upon for the Company by Shearman & Sterling, New York, New York. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. Shearman & Sterling regularly represents Morgan Stanley Group and MSLEF II on a variety of legal matters. Davis Polk & Wardwell regularly represents Morgan Stanley Group and MSLEF II on a variety of legal matters and is currently representing the Company in connection with the Civil Investigative Demand issued by the U.S. Department of Justice, Antitrust Division and the Company's anticipated appeal of the U.S. Tax Court decision discussed under "Business--Legal Proceedings." Shortly after the Acquisition, certain partners of Davis Polk & Wardwell, acting through a general partnership, acquired shares of Common Stock of the Company from Morgan Stanley Group. Shares currently owned amount, in the aggregate, to less than 1% of the outstanding shares.

                                    EXPERTS

    The consolidated financial statements and schedules of the Company included in this Prospectus and elsewhere in this Registration Statement for the years ended December 31, 1995, 1994 and 1993 have been audited by Arthur Andersen LLP, independent public accountants, as indicated by their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed with the Securities and Exchange Commission (the "Commission"), is hereby incorporated by reference in this Prospectus except as superseded or modified herein. All documents filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the initial filing of the Registration Statement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be made to the Company's Secretary at the Company's principal executive offices at 1919 South Broadway, Green Bay, Wisconsin 54304, (414) 435-8821.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement (which term shall encompass any amendment thereto) on Form S-3 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection and copying at prescribed rates at the regional offices of the Commission located at 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                            FORT HOWARD CORPORATION
                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
CONSOLIDATED FINANCIAL STATEMENTS OF FORT HOWARD CORPORATION
  Report of Independent Public Accountants...........................................    F-2
  Consolidated Statements of Income for the years ended December 31, 1995, 1994 and
    1993.............................................................................    F-3
  Consolidated Balance Sheets at December 31, 1995 and 1994..........................    F-4
  Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994
    and 1993.........................................................................    F-5
  Notes to Consolidated Financial Statements.........................................    F-6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  FORT HOWARD CORPORATION:

    We have audited the accompanying consolidated balance sheets of Fort Howard Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income and cash flows for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fort Howard Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
January 30, 1996.

                            FORT HOWARD CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                            1995          1994          1993
                                                         ----------    ----------    -----------
Net sales.............................................   $1,620,903    $1,274,445    $ 1,187,387
Cost of sales.........................................    1,139,378       867,357        784,054
                                                         ----------    ----------    -----------
Gross income..........................................      481,525       407,088        403,333
Selling, general and administrative...................      121,406       110,285         96,966
Amortization of goodwill..............................           --            --         42,576
Goodwill write-off....................................           --            --      1,980,427
Environmental charge..................................           --        20,000             --
                                                         ----------    ----------    -----------
Operating income (loss)...............................      360,119       276,803     (1,716,636)
Interest expense......................................      309,915       337,701        342,792
Other (income) expense, net...........................       (1,662)          118         (2,996)
                                                         ----------    ----------    -----------
Income (loss) before taxes............................       51,866       (61,016)    (2,056,432)
Income taxes (credit).................................       18,401       (18,891)       (16,314)
                                                         ----------    ----------    -----------
Income (loss) before extraordinary items..............       33,465       (42,125)    (2,040,118)
Extraordinary items--losses on debt repurchases (net
  of income taxes of $11,986 in 1995, $14,731 in 1994
  and $7,333 in 1993).................................      (18,748)      (28,170)       (11,964)
                                                         ----------    ----------    -----------
Net income (loss).....................................   $   14,717    $  (70,295)   $(2,052,082)
                                                         ----------    ----------    -----------
                                                         ----------    ----------    -----------
Earnings (loss) per share:
  Net income (loss) before extraordinary items........   $     0.57    $    (1.11)   $    (53.54)
  Extraordinary items.................................        (0.32)        (0.74)         (0.31)
                                                         ----------    ----------    -----------
  Net income (loss)...................................   $     0.25    $    (1.85)   $    (53.85)
                                                         ----------    ----------    -----------
                                                         ----------    ----------    -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                            FORT HOWARD CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                            DECEMBER 31,
                                                                     --------------------------
                                                                        1995           1994
                                                                     -----------    -----------
    ASSETS
Current assets:
  Cash and cash equivalents.......................................   $       946    $       422
  Receivables, less allowances of $2,883 in 1995 and $1,589 in
   1994...........................................................        97,707        123,150
  Inventories.....................................................       163,076        130,843
  Deferred income taxes...........................................        29,000         20,000
  Income taxes receivable.........................................           700          5,200
                                                                     -----------    -----------
      Total current assets........................................       291,429        279,615
Property, plant and equipment.....................................     1,971,641      1,932,713
  Less: Accumulated depreciation..................................       706,394        611,762
                                                                     -----------    -----------
      Net property, plant and equipment...........................     1,265,247      1,320,951
Other assets......................................................        95,761         80,332
                                                                     -----------    -----------
      Total assets................................................   $ 1,652,437    $ 1,680,898
                                                                     -----------    -----------
                                                                     -----------    -----------

    LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Accounts payable................................................   $   112,384    $   100,981
  Interest payable................................................        64,375         84,273
  Income taxes payable............................................         1,339            224
  Other current liabilities.......................................        85,351         75,450
  Current portion of long-term debt...............................        62,720        116,203
                                                                     -----------    -----------
      Total current liabilities...................................       326,169        377,131
Long-term debt....................................................     2,903,299      3,189,644
Deferred and other long-term income taxes.........................       225,043        209,697
Other liabilities.................................................        36,355         41,162
Common Stock with put right.......................................            --         11,711
Shareholders' deficit:
  Common Stock....................................................           634            381
  Additional paid-in capital......................................       895,652        600,090
  Cumulative translation adjustment...............................        (2,844)        (2,330)
  Retained deficit................................................    (2,731,871)    (2,746,588)
                                                                     -----------    -----------
      Total shareholders' deficit.................................    (1,838,429)    (2,148,447)
                                                                     -----------    -----------
      Total liabilities and shareholders' deficit.................   $ 1,652,437    $ 1,680,898
                                                                     -----------    -----------
                                                                     -----------    -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                            FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                          1995           1994           1993
                                                       -----------    -----------    -----------
Cash provided from (used for) operations:
  Net income (loss).................................   $    14,717    $   (70,295)   $(2,052,082)
  Depreciation and amortization.....................        98,882         95,727        130,671
  Goodwill write-off................................            --             --      1,980,427
  Non-cash interest expense.........................        12,925         74,238        100,844
  Deferred income taxes (credit)....................         4,418        (33,832)       (17,874)
  Environmental charge..............................            --         20,000             --
  Employee stock compensation.......................            --             --         (7,832)
  Pre-tax loss on debt repurchases..................        30,734         42,901         19,297
  (Increase) decrease in receivables................        25,443        (17,316)        (2,343)
  Increase in inventories...........................       (32,233)       (12,574)       (17,294)
  (Increase) decrease in income taxes receivable....         4,500          4,300         (7,000)
  Increase (decrease) in accounts payable...........        11,403           (684)        (2,740)
  Increase (decrease) in interest payable...........       (19,898)        29,419         21,797
  Increase (decrease) in income taxes payable.......         1,115            102         (1,670)
  All other, net....................................         4,930         (6,799)         6,854
                                                       -----------    -----------    -----------
      Net cash provided from operations.............       156,936        125,187        151,055
Cash used for investment activities:
  Additions to property, plant and equipment........       (47,296)       (83,559)      (165,539)
Cash provided from (used for) financing activities:
  Proceeds from long-term borrowings................     1,467,800        750,000        887,088
  Repayment of long-term borrowings.................    (1,810,966)      (759,202)      (841,399)
  Debt issuance costs...............................       (50,054)       (32,134)       (31,160)
  Issuance (repurchase) of Common Stock, net of
    offering costs..................................       284,104            (97)            (6)
                                                       -----------    -----------    -----------
      Net cash provided from (used for) financing
    activities......................................      (109,116)       (41,433)        14,523
                                                       -----------    -----------    -----------
Increase (decrease) in cash.........................           524            195             39
Cash, beginning of year.............................           422            227            188
                                                       -----------    -----------    -----------
      Cash, end of year.............................   $       946    $       422    $       227
                                                       -----------    -----------    -----------
                                                       -----------    -----------    -----------

Supplemental Cash Flow Disclosures:
  Interest paid.....................................   $   317,866    $   237,650    $   228,360
  Income taxes paid (refunded), net.................   $    (5,728)   $     2,483    $     4,432

The accompanying notes are an integral part of these consolidated financial statements.


                            FORT HOWARD CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

1. SIGNIFICANT ACCOUNTING POLICIES

    (A) Operations--The Company operates in one industry segment as a manufacturer, converter and marketer of a diversified line of single-use tissue products for the commercial and consumer markets, primarily in the United States and United Kingdom.

    (B) Principles of Consolidation--The consolidated financial statements include the accounts of Fort Howard Corporation and all domestic and foreign subsidiaries and are prepared in conformity with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Assets and liabilities of foreign subsidiaries are translated at the rates of exchange in effect at the balance sheet date. Income amounts are translated at the average of the monthly exchange rates. The cumulative effect of translation adjustments is deferred and classified as a cumulative translation adjustment in the consolidated balance sheet. The Company does not hedge its translation exposure. The Company does not engage in material hedging activity with respect to foreign currency transaction risks. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to conform prior years' data to the current format.

    (C) Cash and Cash Equivalents--The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short maturity of the investments.

    (D) Inventories--Inventories are carried at the lower of cost or market. Cost is principally determined on a first-in, first-out basis, with a lesser portion determined on an average cost by specific lot method.

    (E) Property, Plant and Equipment--Effective with the Acquisition (as defined below), property, plant and equipment were adjusted to their estimated fair values and are being depreciated on a straight-line basis over useful lives of 30 to 50 years for buildings and 2 to 25 years for equipment. In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). The Company's adoption of SFAS No. 121 effective January 1, 1995 had no effect on the 1995 consolidated financial statements.

    Assets under capital leases principally arose in connection with sale and leaseback transactions as described in Note 6 and are stated at the present value of future minimum lease payments. These assets are amortized over the respective periods of the leases which range from 15 to 25 years. Amortization of assets under capital leases is included in depreciation expense.

    The Company follows the policy of capitalizing interest incurred in conjunction with major capital expenditure projects. The amounts capitalized in 1995, 1994 and 1993 were $2,096,000, $4,230,000 and $8,369,000, respectively.

    (F) Revenue Recognition--Sales of the Company's tissue products are recorded upon shipment of the products.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

1. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
    (G) Environmental Expenditures--Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when material environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Recoveries of environmental remediation costs from other potentially responsible parties and recoveries from insurance carriers are not recorded as assets until such time as their receipt is deemed probable and the amounts are reasonably estimable.

    (H) Goodwill--In 1988, FH Acquisition Corp., a company organized on behalf of The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II"), acquired the Company in a leveraged buyout and was subsequently merged with and into the Company (the "Acquisition"). Goodwill (the acquisition costs in excess of the fair value of net assets of acquired businesses) acquired in connection with the Acquisition and the purchases of other businesses was amortized on a straight-line basis over 40 years through the third quarter of 1993 when the Company wrote off its remaining goodwill balance (see Note 3).

    (I) Employee Benefit Plans--A substantial majority of the Company's employees are covered under defined contribution plans. The Company makes annual discretionary contributions under the plans. Participants may also contribute a certain percentage of their wages to the plans. Costs charged to operations for defined contribution plans were approximately $13,231,000, $12,716,000 and $12,725,000 for 1995, 1994 and 1993, respectively.

    The Company follows SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the expected cost of postretirement health care benefits be charged to expense during the years that employees render service (see Note 7). Employees retiring prior to February 1, 1990 from the Company's U.S. tissue operations who had met certain eligibility requirements are entitled to postretirement health care benefit coverage. These benefits are subject to deductibles, copayment provisions, a lifetime maximum benefit and other limitations. In addition, employees who retire after January 31, 1990 and meet certain age and years of service requirements may purchase health care benefit coverage from the Company up to age 65. The Company has reserved the right to change or terminate this benefit for active employees at any time. Employees of the Company's U.K. tissue operations are not entitled to Company-provided postretirement benefit coverage.

    (J) Interest Rate Cap Agreements--The costs of interest rate cap agreements are amortized over the respective lives of the agreements.

    (K) Income Taxes--The Company follows SFAS No. 109, "Accounting for Income Taxes." As a result, deferred income taxes are provided to recognize temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The principal difference relates to depreciation expense. Deferred income tax expense represents the change in the deferred income tax asset and liability balances, excluding the deferred tax benefit related to extraordinary losses.

    (L) Earnings (Loss) Per Share--Earnings (loss) per share has been computed on the basis of the average number of common shares outstanding during the years, after giving retroactive effect to a 6.5-for-one stock split on January 31, 1995. The average number of shares used in the computation was

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

1. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
58,227,712, 38,103,215 and 38,107,154 for 1995, 1994 and 1993, respectively. The assumed exercise of all outstanding stock options has been excluded from the computation of earnings (loss) per share in 1995, 1994 and 1993 because the result was not material or was antidilutive.

2. BALANCE SHEET INFORMATION
                                                           DECEMBER 31,
                                                     ------------------------
                                                        1995          1994
                                                     ----------    ----------

                                                          (IN THOUSANDS)
INVENTORIES
Raw materials and supplies........................   $   80,134    $   63,721
Finished and partly-finished products.............       82,942        67,122
                                                     ----------    ----------
                                                     $  163,076    $  130,843
                                                     ----------    ----------
                                                     ----------    ----------

PROPERTY, PLANT AND EQUIPMENT
Land..............................................   $   45,523    $   44,422
Buildings.........................................      326,207       325,395
Machinery and equipment...........................    1,586,627     1,527,865
Construction in progress..........................       13,284        35,031
                                                     ----------    ----------
                                                     $1,971,641    $1,932,713
                                                     ----------    ----------
                                                     ----------    ----------

CAPITAL LEASE ASSETS (INCLUDED IN PROPERTY, PLANT
  AND EQUIPMENT TOTALS ABOVE)
Buildings.........................................   $    4,008    $    4,012
Machinery and equipment...........................      187,007       186,281
                                                     ----------    ----------
    Total assets under capital leases.............   $  191,015    $  190,293
                                                     ----------    ----------
                                                     ----------    ----------

OTHER ASSETS
Deferred loan costs, net of accumulated
amortization......................................   $   89,180    $   76,640
Prepayments and other.............................        6,581         3,692
                                                     ----------    ----------
                                                     $   95,761    $   80,332
                                                     ----------    ----------
                                                     ----------    ----------

OTHER CURRENT LIABILITIES
Salaries and wages................................   $   51,797    $   41,959
Contributions to employee benefit plans...........       13,226        12,816
Taxes other than income taxes.....................        6,442         5,615
Other accrued expenses............................       13,886        15,060
                                                     ----------    ----------
                                                     $   85,351    $   75,450
                                                     ----------    ----------
                                                     ----------    ----------

3. GOODWILL

    Low industry operating rates and aggressive competitive activity among tissue producers resulting from a recession, additions to capacity and other factors adversely affected tissue industry operating conditions and the Company's operating results from 1991 through September 30, 1993. The Company

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

3. GOODWILL--(CONTINUED)
determined that its projected results would not support the future amortization of the Company's remaining goodwill balance at September 30, 1993. Accordingly, the Company wrote off its remaining goodwill balance of $1.98 billion in the third quarter of 1993.

4. INCOME TAXES
                                              YEARS ENDED DECEMBER 31,
                                        -------------------------------------
                                          1995         1994          1993
                                        --------     --------     -----------
                                                   (IN THOUSANDS)
INCOME TAX PROVISION
Current
  Federal............................   $   (304)    $  1,800     $    (6,012)
  State..............................        768          509             465
  Foreign............................      1,533       (2,099)           (225)
                                        --------     --------     -----------
      Total current..................      1,997          210          (5,772)
Deferred
  Federal............................     17,227      (18,826)         (7,731)
  State..............................     (2,739)      (2,793)         (2,956)
  Foreign............................      1,916        2,518             145
                                        --------     --------     -----------
      Total deferred.................     16,404      (19,101)        (10,542)
                                        --------     --------     -----------
                                        $ 18,401     $(18,891)    $   (16,314)
                                        --------     --------     -----------
                                        --------     --------     -----------
EFFECTIVE TAX RATE RECONCILIATION
U.S. federal tax rate................       35.0%       (34.0)%         (34.0)%
Amortization of intangibles..........         --           --            33.4
State income taxes, net..............        2.1         (4.1)           (0.1)
Interest on long-term income taxes...         --          3.3              --
Permanent differences related to
accruals.............................         --          3.3              --
Other, net...........................       (1.6)         0.5            (0.1)
                                        --------     --------     -----------
Effective tax rate...................       35.5%       (31.0)%          (0.8)%
                                        --------     --------     -----------
                                        --------     --------     -----------
INCOME (LOSS) BEFORE INCOME TAXES
Domestic.............................   $ 39,067     $(62,711)    $(2,048,746)
Foreign..............................     12,799        1,695          (7,686)
                                        --------     --------     -----------
                                        $ 51,866     $(61,016)    $(2,056,432)
                                        --------     --------     -----------
                                        --------     --------     -----------

    The net deferred income tax liability at December 31, 1995 includes $242 million related to property, plant and equipment offset by the recognition of federal and state loss and tax credit carryforwards totaling $71 million. All other components of the gross deferred income tax assets and gross deferred income tax liabilities are individually not significant. The Company has not recorded a valuation allowance with respect to any deferred income tax asset.

    In 1992, the Internal Revenue Service (the "IRS") disallowed income tax deductions for the 1988 tax year which were claimed by the Company for fees and expenses, other than interest, related to 1988 debt financing and refinancing transactions. The Company deducted the balance of the disallowed fees and expenses related to the 1988 debt instruments during the tax years 1989 through 1995. In disallowing these deductions, the IRS relied on Code Section 162(k) (which denies deductions for otherwise deductible amounts paid or incurred in connection with stock redemptions). The Company is

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

4. INCOME TAXES--(CONTINUED)
contesting the disallowance. In August 1994, the U.S. Tax Court issued its opinion in which it essentially adopted the interpretation of Code Section 162(k) advanced by the IRS and disallowed the deductions claimed by the Company.

    At present, the U.S. Tax Court is preparing to enter its decision in which it will determine the amount of the tax deficiency owed by the Company. The Company intends to appeal the U.S. Tax Court decision as it bears on the interpretation of Code Section 162(k) to the U.S. Court of Appeals for the Seventh Circuit.

    In anticipation of its appeal, the Company has paid to the IRS tax of approximately $5 million potentially due for its 1988 tax year pursuant to the U.S. Tax Court opinion along with $4 million for the interest accrued on such tax. If the decision of the U.S. Tax Court is ultimately sustained, the Company estimates that the potential amount of additional taxes due on account of such disallowance for the period 1989 through 1995 would be approximately $38 million exclusive of interest. While the Company is unable to predict the final result of its appeal of the U.S. Tax Court decision with certainty, it has accrued for the potential tax liability as well as for the interest charges thereon for the period 1989 through 1995 and thus the Company believes that the ultimate resolution of this case will not have a material adverse effect on the Company's financial condition or on its results of operations, and could result in a reversal of previously provided income taxes in the event of a resolution of the matter in the favor of the Company. It is possible that certain legislative activities could bring resolution to this matter in 1996. Should the matter proceed to the U.S. Court of Appeals, it is likely that it will not be resolved until 1997 or later.

    Assuming a favorable resolution of the U.S. Tax Court decision, the Company will have approximately $137 million of net operating loss carryforwards as of December 31, 1995 for federal income tax purposes which expire as follows: $8 million in 2007, $47 million in 2008, $69 million in 2009 and $13 million in 2010. The aggregate amount of net operating loss carryforwards available to the Company as of December 31, 1995 could be reduced to approximately $66 million if the U.S. Tax Court decision is affirmed. During 1994, the Company reclassified $11 million from the liability for other long-term income taxes to the liability for current income taxes principally to reflect the payments totaling $9 million made to the IRS with respect to the 1988 tax year.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

5. LONG-TERM DEBT

    Long-term debt and capital lease obligations, including amounts payable within one year, are summarized as follows:

                                                                            DECEMBER 31,
                                                                      ------------------------
                                                                         1995          1994
                                                                      ----------    ----------
                                                                           (IN THOUSANDS)
1995 Term Loan A, due in varying semi-annual repayments with a
  final maturity of March 16, 2002(a)..............................   $  810,000            --
1995 Term Loan B, due in varying semi-annual repayments with a
  final maturity of December 31, 2002(b)...........................      330,000            --
1995 Revolving Credit Facility, due March 16, 2002(a)..............       79,400            --
Senior Unsecured Notes, 9 1/4%, due March 15, 2001.................      450,000    $  450,000
Senior Unsecured Notes, 8 1/4%, due February 1, 2002...............      100,000       100,000
Senior Subordinated Notes, 9%, due February 1, 2006................      650,000       650,000
Subordinated Notes, 10%, due March 15, 2003........................      300,000       300,000
Capital lease obligations, at interest rates approximating 10.9%...      175,161       182,936
Pollution Control Revenue Refunding Bonds, 7.90%, due October 1,
  2005.............................................................       42,000        42,000
Debt of foreign subsidiaries, at rates ranging from 7.60% to 8.66%,
  due in varying annual installments through March 2001............       29,458        47,193
1988 Term Loan, repaid in 1995.....................................           --       224,534
1988 Revolving Credit Facility, repaid in 1995.....................           --       196,500
1993 Term Loan, repaid in 1995.....................................           --       100,000
Senior Secured Notes, repaid in 1995...............................           --       300,000
Subordinated Debentures, 12 5/8%, redeemed in 1995.................           --       145,815
Junior Subordinated Discount Debentures, interest payable in kind
  at 14 1/8%, redeemed in 1995.....................................           --       566,869
                                                                      ----------    ----------
                                                                       2,966,019     3,305,847
Less: Current portion of long-term debt............................       62,720       116,203
                                                                      ----------    ----------
                                                                      $2,903,299    $3,189,644
                                                                      ----------    ----------
                                                                      ----------    ----------

------------

 (a)  Interest on the 1995 Term Loan A and the 1995 Revolving Credit Facility is payable at prime plus 1.5% or, subject to certain limitations, at a reserve adjusted LIBOR rate plus 2.5% subject to downward adjustment if certain financial criteria are met (at a weighted average rate of 8.26% at December 31, 1995).

 (b)  Interest on the 1995 Term Loan B is payable at prime plus 2.0% or at a reserve adjusted
      LIBOR rate plus 3.0% (at a weighted average rate of 8.74% at December 31, 1995).

    As a part of the Recapitalization and Offering (see Note 8), the Company entered into a bank credit agreement (the "1995 Bank Credit Agreement") consisting of a $300 million revolving credit facility and $1,140 million of term loans; and entered into a receivables credit agreement consisting of a $60 million term loan (the "1995 Receivables Facility"). The net proceeds of the Offering, together with borrowings of $1,414 million under the 1995 Bank Credit Agreement and 1995 Receivables Facility, were used to prepay or repurchase all the outstanding indebtedness under the 1988 Bank Credit Agreement, the 1993 Term Loan and the Senior Secured Notes, to redeem all outstanding 14 1/8%

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

5. LONG-TERM DEBT--(CONTINUED)
Debentures (at par) and 12 5/8% Debentures (at 102.5% of the principal amount thereof) and to pay transaction costs.

    The Company incurred extraordinary losses of $19 million, $28 million and $12 million, net of income taxes of $12 million, $15 million and $7 million, in the first quarters of 1995, 1994 and 1993, respectively, representing redemption premiums and write-offs of deferred loan costs associated with refinancing transactions in each of those years.

    Among other restrictions, the 1995 Bank Credit Agreement, the debt of foreign subsidiaries and the Company's indentures: (1) restrict payments of dividends, repayments of subordinated debt, purchases of the Company's Common Stock, additional borrowings and acquisition of property, plant and equipment;
(2) require that certain financial ratios be maintained at prescribed levels;
(3) restrict the ability of the Company to make fundamental changes and to enter into new lines of business, the pledging of the Company's assets and guarantees of indebtedness of others and (4) limit dispositions of assets and investments which might be made by the Company. The Company believes that such limitations should not impair its plans for continued maintenance and modernization of facilities or other operating activities.

    The Company is charged a 0.5% fee with respect to any unused balance available under its $300 million 1995 Revolving Credit Facility, and a 2.75% fee with respect to any letters of credit issued under the 1995 Revolving Credit Facility. At December 31, 1995, $79 million of borrowings reduced available capacity under the 1995 Revolving Credit Facility to $221 million.

    The aggregate annual maturities of long-term debt and capital lease obligations for the five years succeeding December 31, 1995, are as follows:
1996-$62,720,000; 1997-$114,353,000; 1998-$137,687,000; 1999-$152,342,000 and
2000-$158,371,000.

    In September 1995, the Company entered into agreements expiring in July 2000 (the "1995 Receivables Sales Agreements") whereby substantially all the Company's domestic tissue receivables are sold. The Company has retained substantially the same credit risk as if the receivables had not been sold. The Company received $60 million from such initial sales which was applied to the repayment of the 1995 Receivables Facility and may receive up to $25 million of additional proceeds on a revolving basis. The Company retains a residual interest in the receivables sold, thus receivables in the accompanying consolidated balance sheet are only reduced by the net proceeds from the sales which totaled $63 million as of December 31, 1995. Under the terms of the 1995 Receivables Sales Agreements, the ongoing costs to the Company from this program are based on LIBOR, plus 0.25% to 0.65%, on the net proceeds received.

    At December 31, 1995, receivables totaling $94 million, inventories totaling $163 million and property, plant and equipment with a net book value of $1,258 million were pledged as collateral or held in trust under the terms of the 1995 Bank Credit Agreement, the 1995 Receivables Sales Agreements, the debt of foreign subsidiaries and under the indentures for sale and leaseback transactions.

FAIR MARKET VALUE DISCLOSURES

    The aggregate fair values of the Company's long-term debt and capital lease obligations approximated $2,975 million and $3,152 million compared to aggregate carrying values of $2,966 million and

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

5. LONG-TERM DEBT--(CONTINUED)
$3,306 million at December 31, 1995 and 1994, respectively. The fair values of the long-term debt and capital lease obligations have been determined principally based on secondary market transactions or trading activity in the securities.

    Obligations under the 1995 Bank Credit Agreement and debt of foreign subsidiaries bear interest at floating rates. The Company's policy is to enter into interest rate cap agreements as a hedge to effectively fix or limit its exposure to floating interest rates to, at a minimum, comply with the terms of its senior secured debt agreements. The Company is a party to LIBOR-based interest rate cap agreements which limit the interest cost to the Company with respect to $500 million of floating rate obligations to 6% plus the Company's borrowing margin until June 1, 1996 and to 8% plus the Company's borrowing margin from June 1, 1996 until June 1, 1999. At current market rates at December 31, 1995, the fair value of the Company's interest rate cap agreements is $2 million compared to a carrying value of $11 million. The counterparties to the Company's interest rate cap agreements consist of major financial institutions. While the Company is exposed to credit risk to the extent of nonperformance by these counterparties, management monitors the risk of default by the counterparties and believes that the risk of incurring losses due to nonperformance is remote.

6. SALE AND LEASEBACK TRANSACTIONS

    Certain buildings and machinery and equipment at the Company's tissue mills were sold and leased back from various financial institutions. These leases are treated as capital leases in the accompanying consolidated financial statements. Future minimum lease payments at December 31, 1995, are as follows:

YEAR ENDING DECEMBER 31,                                             AMOUNT
--------------------------------------------------------------   --------------
                                                                 (IN THOUSANDS)
1996..........................................................      $ 22,540
1997..........................................................        23,649
1998..........................................................        23,649
1999..........................................................        23,272
2000..........................................................        22,980
2001 and thereafter...........................................       333,467
                                                                 --------------
Total payments................................................       449,557
Less imputed interest at rates approximating 10.9%............       274,396
                                                                 --------------
Present value of capital lease obligations....................      $175,161
                                                                 --------------
                                                                 --------------

7. EMPLOYEE POSTRETIREMENT BENEFIT PLANS

    Effective January 1, 1995, the Company revised the eligibility requirements for postretirement medical benefits resulting in a reduction in the number of active employees eligible to receive these benefits. An additional change was made to freeze the amount of the monthly postretirement medical benefit at the 1995 amount. As a result of these changes, the accumulated postretirement benefit obligation as of December 31, 1995 was reduced by $10.6 million and the Company recognized a curtailment gain of $3.4 million in 1995. The decrease in the obligation is being amortized over 12 years, the average remaining service period of active employees.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

7. EMPLOYEE POSTRETIREMENT BENEFIT PLANS--(CONTINUED)

                                                                       YEAR ENDED DECEMBER 31,
                                                                     ---------------------------
                                                                      1995       1994      1993
                                                                     -------    ------    ------
                                                                           (IN THOUSANDS)
NET PERIODIC POSTRETIREMENT BENEFIT COST
Service cost......................................................   $    82    $1,138    $1,140
Interest cost.....................................................       871     1,719     1,800
Curtailment gain recognized.......................................    (3,389)       --        --
Amortization of prior service cost (benefit)......................      (671)       85        99
                                                                     -------    ------    ------
      Net periodic postretirement benefit cost (gain).............   $(3,107)   $2,942    $3,039
                                                                     -------    ------    ------
                                                                     -------    ------    ------

                                                                               DECEMBER 31,
                                                                            ------------------
                                                                             1995       1994
                                                                            -------    -------
                                                                              (IN THOUSANDS)
UNFUNDED ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION
Accumulated postretirement benefit obligation:
  Retirees...............................................................   $ 8,127    $ 7,068
  Fully eligible active plan participants................................     1,305      3,411
  Other active plan participants.........................................     1,980     11,505
                                                                            -------    -------
                                                                             11,412     21,984
Unrecognized prior service benefit.......................................     7,385         --
Unrecognized actuarial gains (losses)....................................      (435)       457
                                                                            -------    -------
Accrued postretirement benefit cost......................................   $18,362    $22,441
                                                                            -------    -------
                                                                            -------    -------

    The medical trend rate assumed in the determination of the accumulated postretirement benefit obligation at December 31, 1995 begins at 10.5% in 1996, decreases 1% per year to 6.5% for 2000 and remains at that level thereafter. Increasing the assumed medical trend rates by one percentage point in each year would have no material effect on the accumulated postretirement benefit obligation as of December 31, 1995 or net periodic postretirement benefit cost.

    The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 8% compounded annually with respect to the 1995 and 1994 valuations, respectively.

8. SHAREHOLDERS' DEFICIT

    In March 1995, the Certificate of Incorporation was restated to create two classes of stock and eliminate the formerly authorized nonvoting Common Stock.

    The Company is authorized to issue up to 100,000,000 shares of $.01 par value Common Stock. At December 31, 1995, 63,377,326 shares were issued and 63,370,794 shares were outstanding. At December 31, 1994, 38,107,778 shares were issued and 38,101,239 shares were outstanding (after giving retroactive effect to a 6.5-for-one stock split on January 31, 1995). The Company is authorized to issue up to 50,000,000 shares of $.01 par value Preferred Stock none of which were issued or outstanding at December 31, 1995. At December 31, 1994, 600,000 shares of $.01 par value nonvoting Common Stock had been authorized, of which none were issued or outstanding.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

8. SHAREHOLDERS' DEFICIT--(CONTINUED)
    In March and April of 1995, the Company issued 25,269,555 shares of Common Stock at $12.00 per share in a public offering (the "Offering"). Proceeds from the Offering, net of underwriting commissions and other related expenses totaling $19 million, were $284 million. The Offering was part of a recapitalization plan (the "Recapitalization") implemented by the Company to prepay or redeem a substantial portion of its indebtedness in order to reduce the level and overall cost of its debt, extend certain debt maturities, increase shareholders' equity and enhance its access to capital markets (see Note 5).

    The balance of Common Stock with put right outstanding at the date of the Offering of approximately $12 million was reclassified to Common Stock and Additional Paid-In Capital in the accompanying consolidated financial statements because the put right terminated effective with the consummation of the Offering.

                   CHANGES IN SHAREHOLDERS' DEFICIT ACCOUNTS

                                                                 ADDITIONAL    CUMULATIVE
                                                       COMMON     PAID-IN      TRANSLATION    RETAINED
                                                       STOCK      CAPITAL      ADJUSTMENT      DEFICIT
                                                       ------    ----------    -----------    ---------
                                                                        (IN MILLIONS)
Balance, December 31, 1992..........................    $0.4       $600.1         $(3.9)      $  (625.6)
Net loss............................................      --           --            --        (2,052.1)
Decrease in fair market value of Common Stock with
  put right.........................................      --           --            --             1.4
Foreign currency translation adjustment.............      --           --          (1.2)             --
                                                       ------    ----------       -----       ---------
Balance, December 31, 1993..........................     0.4        600.1          (5.1)       (2,676.3)
Net loss............................................      --           --            --           (70.3)
Foreign currency translation adjustment.............      --           --           2.8              --
                                                       ------    ----------       -----       ---------
Balance, December 31, 1994..........................     0.4        600.1          (2.3)       (2,746.6)
Net income..........................................      --           --            --            14.7
Common Stock offering...............................     0.2        283.9            --              --
Reclass of Common Stock with put right..............     0.0         11.7            --              --
Foreign currency translation adjustment.............      --           --          (0.5)             --
                                                       ------    ----------       -----       ---------
Balance, December 31, 1995..........................    $0.6       $895.7         $(2.8)      $(2,731.9)
                                                       ------    ----------       -----       ---------
                                                       ------    ----------       -----       ---------

9. STOCK OPTIONS

    On January 31, 1995, the Company's shareholders approved the 1995 Stock Incentive Plan under which a total of 3,359,662 shares of Common Stock are reserved for awards to officers and key employees as stock options, stock appreciation rights, restricted stock, performance shares, stock equivalents and dividend equivalents and approved the 1995 Stock Plan for Non-Employee Directors under which a total of 80,000 shares of Common Stock are reserved for grant to non-employee directors. In addition, 3,740,158 stock options were granted and remain outstanding at December 31, 1995 under predecessor stock plans. All options issued or to be issued subject to the 1995 Stock Incentive Plan will expire not later than ten years after the date on which they are granted. The vesting schedule and

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

9. STOCK OPTIONS--(CONTINUED)
exercisability of stock options under the 1995 Stock Incentive Plan will be determined by the compensation and nominating committee of the Board of Directors. In December 1995, 1,231 shares were granted pursuant to the 1995 Stock Plan for Non-Employee Directors.

    Prior to the Offering, the Company amortized the excess of the fair market value of its Common Stock over the strike price of options granted to employees over the periods the options vested. Subsequent to the Offering, no amortization is required because the options are not putable to the Company. There was no employee stock compensation expense in 1995 or 1994. Due to the effects of adverse tissue industry operating conditions on its long-term earnings forecast as of September 30, 1993, the Company decreased the estimated fair market valuation of its Common Stock and, as a result, reversed all previously accrued employee stock compensation expense in 1993. The reversal of the accrued employee stock compensation expense resulted in a credit to operations of $8 million for 1993.

                      CHANGES IN STOCK OPTIONS OUTSTANDING

                                                                               EXERCISE
                                                              NUMBER OF         PRICE
                                                               OPTIONS       PER OPTION
                                                              ---------    ---------------
Balance December 31, 1992...................................  3,737,506    $15.38 to 18.46
  Options Granted...........................................     98,800              18.46
  Options Cancelled.........................................    (10,660)    15.38 to 18.46
                                                              ---------    ---------------
Balance, December 31, 1993..................................  3,825,646     15.38 to 18.46
  Options Cancelled.........................................    (82,888)    15.38 to 18.46
                                                              ---------    ---------------
Balance, December 31, 1994..................................  3,742,758     15.38 to 18.46
  Options Granted...........................................    743,000              19.75
  Options Cancelled.........................................     (2,600)             18.46
                                                              ---------    ---------------
Balance, December 31, 1995..................................  4,483,158    $15.38 to 19.75
                                                              ---------    ---------------
                                                              ---------    ---------------
Exercisable at December 31, 1995............................  3,740,158    $15.38 to 18.46
                                                              ---------    ---------------
                                                              ---------    ---------------
Shares available for future grant at December 31, 1995......  2,616,662
                                                              ---------
                                                              ---------

    In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation" was issued. Beginning in 1996, the Company will begin to make pro forma disclosures of stock-based compensation cost utilizing the fair value based method of accounting pursuant to SFAS No. 123, but currently intends to continue to report stock-based compensation expense in its consolidated financial statements for years following 1995 under the intrinsic value based method permitted under Accounting Principles Board Opinion No. 25 and SFAS No. 123.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

10. RELATED PARTY TRANSACTIONS

    Morgan Stanley Group Inc. ("Morgan Stanley Group") and an affiliate acquired a substantial majority equity interest in the Company to effect the Acquisition. At December 31, 1995, Morgan Stanley Group and certain of its affiliates controlled 37.8% of the Company's Common Stock.

    Morgan Stanley & Co. Incorporated ("MS&Co") has served as lead underwriter with respect to the Offering and periodic public debt offerings and has received underwriting fees of $7 million in 1995, $20 million in 1994 and $20 million in 1993 in connection with such public offerings. Since the Acquisition, MS&Co has also been a market maker with respect to the Company's public debt securities. Pursuant to an agreement terminated effective December 31, 1994, MS&Co provided financial advisory services to the Company for which the Company paid MS&Co $1 million in each of 1994 and 1993. The Company is a party to several interest rate cap agreements (see Note 5) including one such agreement with MS&Co which was purchased in 1994 for $2 million.

11. COMMITMENTS AND CONTINGENCIES

    The Company is subject to substantial regulation by various federal, state and local authorities in the U.S. and national and local authorities in the U.K. concerned with the impact of the environment on human health, the limitation and control of emissions and discharges to the air and waters, the quality of ambient air and bodies of water and the handling, use and disposal of specified substances and solid wastes. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways and properties owned by third parties as well as to prior owners. The Company is involved in a voluntary investigation and potential clean-up of the Lower Fox River in Wisconsin and has been named as a potentially responsible party for alleged natural resource damages related to the Lower Fox River and Green Bay system. In addition, the Company makes capital expenditures and incurs operating expenses for clean-up obligations and other environmental matters arising in its on-going operations.

    The Company recorded a $20 million charge in the fourth quarter of 1994 for estimated or anticipated liabilities and legal and consulting costs relating to environmental matters arising from past operations. The Company expects these costs to be incurred over an extended number of years and as of December 31, 1995 continues to have accrued liabilities for environmental matters of approximately $20 million. The ultimate cost to the Company for environmental matters cannot be determined with certainty due to the often unknown magnitude of the contamination to be addressed, the varying cost of remediation methods that could be employed, the evolving nature of remediation technologies and government regulations and the inability to determine the Company's share of multiparty obligations or the extent to which contributions will be available from other parties. While the accrued liabilities reflect the Company's current estimate of the cost of these environmental matters, there can be no assurance that the amount accrued will be adequate.

    The Company and its subsidiaries are parties to other lawsuits and state and federal administrative proceedings in connection with their businesses. Although the final results in all such suits and proceedings cannot be predicted with certainty, the Company currently believes that the ultimate resolution of all of such lawsuits and proceedings, after taking into account the liabilities accrued with respect to such matters, will not have a material adverse effect on the Company's financial condition or on its result of operations.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

12. GEOGRAPHIC INFORMATION

                                                           UNITED        UNITED
                                                           STATES       KINGDOM     CONSOLIDATED
                                                         -----------    --------    ------------
                                                                     (IN THOUSANDS)
1995
  Net sales...........................................   $ 1,457,136    $163,767    $  1,620,903
  Operating income....................................       342,534      17,585         360,119
  Identifiable operating assets.......................     1,490,426     162,011       1,652,437

1994
  Net sales...........................................   $ 1,143,205    $131,240    $  1,274,445
  Operating income....................................       268,620       8,183         276,803
  Identifiable operating assets.......................     1,517,992     162,906       1,680,898

1993
  Net sales...........................................   $ 1,044,174    $143,213    $  1,187,387
  Operating loss......................................    (1,715,777)       (859)     (1,716,636)
  Identifiable operating assets.......................     1,486,166     163,621       1,649,787

    Intercompany sales and charges between geographic areas and export sales are not material.

    In 1993, the Company determined that its projected results would not support the future amortization of the Company's remaining goodwill balance. Accordingly, the Company wrote off its remaining goodwill balance of $1,980 million in the third quarter of 1993, resulting in charges of $1,968 million and $12 million to the operating income of the United States and United Kingdom operations, respectively.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                     FIRST     SECOND      THIRD     FOURTH      TOTAL
                                                    QUARTER    QUARTER    QUARTER    QUARTER     YEAR
                                                    -------    -------    -------    -------    -------
                                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
1995
  Net sales......................................   $   367    $   412    $   426    $   416    $ 1,621
  Gross income...................................       100        115        126        141        482
  Operating income...............................        71         88         95        106        360
  Net income (loss) before extraordinary item....        (9)         7         15         21         34
  Extraordinary item-loss on debt repurchases....       (19)        --         --         --        (19)
  Net income (loss)..............................       (28)         7         15         21         15
  Earnings (loss) per share:
    Net income (loss) before extraordinary
      item.......................................     (0.22)      0.12       0.23       0.33       0.57
    Extraordinary item-loss on debt
      repurchases................................     (0.44)        --         --         --      (0.32)
    Net income (loss) per share..................     (0.66)      0.12       0.23       0.33       0.25
  Dividends per share............................        --         --         --         --         --

1994
  Net sales......................................   $   275    $   315    $   340    $   344    $ 1,274
  Gross income...................................        87        107        113        100        407
  Operating income...............................        60         79         85         53        277
  Net loss before extraordinary item.............       (15)        (2)        --        (25)       (42)
  Extraordinary item-loss on debt repurchases....       (28)        --         --         --        (28)
  Net loss.......................................       (43)        (2)        --        (25)       (70)
  Earnings (loss) per share:
    Net income (loss) before extraordinary
      item.......................................     (0.40)     (0.05)      0.01      (0.65)     (1.11)
    Extraordinary item-loss on debt
      repurchases................................     (0.74)        --         --         --      (0.74)
    Net income (loss) per share..................     (1.14)     (0.05)      0.01      (0.65)     (1.85)
  Dividends per share............................        --         --         --         --         --

                                   [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
PROSPECTUS (Subject to Completion)
Issued March 25, 1996

                               16,000,000 Shares
                            Fort Howard Corporation
                                  COMMON STOCK
                              -------------------

OF THE 16,000,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 3,200,000 SHARES
  ARE BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES AND CANADA BY THE
    INTERNATIONAL UNDERWRITERS AND 12,800,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. OF
     THE 16,000,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 10,000,000 SHARES ARE BEING OFFERED BY THE COMPANY AND 6,000,000 SHARES ARE BEING
       OFFERED BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING
       SHAREHOLDERS." THE COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE
         SALE OF SHARES BY THE SELLING SHAREHOLDERS. THE COMMON STOCK
           IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL
           "FORT." ON MARCH 22, 1996, THE REPORTED LAST SALE
                 PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL
                          MARKET WAS $24 3/8 PER SHARE.

                              -------------------

         SEE "RISK FACTORS" COMMENCING ON PAGE 7 HEREOF FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                              -------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                              -------------------

                                PRICE $ A SHARE
                              -------------------

                                           UNDERWRITING
                                            DISCOUNTS                      PROCEEDS TO
                             PRICE TO          AND         PROCEEDS TO       SELLING
                              PUBLIC       COMMISSIONS(1)  COMPANY(2)     SHAREHOLDERS
                           -------------   ------------   -------------   -------------
Per Share...............         $              $               $               $
Total(3)................       $              $               $               $

---------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting expenses payable by the Company estimated at $       .

(3) The Company and the Selling Shareholders have granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 2,400,000 additional shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, proceeds to Company and proceeds to the Selling Shareholders will be
    $         , $        , $        and $         , respectively. See
    "Underwriters."

                              ----------------------

    The Shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about         , 1996, at the office of
Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.
                              -------------------
MORGAN STANLEY & CO.
            International
       CS FIRST BOSTON
             DEAN WITTER INTERNATIONAL LTD.
                  MERRILL LYNCH INTERNATIONAL LIMITED
                       SALOMON BROTHERS INTERNATIONAL LIMITED

        , 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Set forth below is an estimate (except for the Commission registration fee and the Nasdaq National Market listing fee) of the fees and expenses payable by the Company in connection with the distribution of the Common Stock:

Securities and Exchange Commission registration fee............   $
Nasdaq National Market listing fee.............................
NASD filing fee................................................
Printing and engraving costs...................................
Legal fees.....................................................
Accountants' fees..............................................
Blue Sky qualification fees and expenses.......................
Transfer Agent and Registrar fees..............................
Miscellaneous..................................................
                                                                  ----------
      Total....................................................   $
                                                                  ----------
                                                                  ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney's fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the Company only as authorized in each specific case upon a determination by the shareholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. The Certificate of Incorporation and By-laws of the Company provide for indemnification of its directors and officers to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

    Reference is made to Article VII of the Underwriting Agreement contained in
Exhibit 1.1 hereto, which provides certain indemnification rights to the directors and officers of the Company.

    The Company has entered into indemnification agreements ("Agreement") with certain of its directors and officers (the "Indemnitee"). Each Agreement provides that the Company will hold harmless and indemnify the Indemnitee against all liabilities and will advance all expenses (as defined) incurred by reason of the fact that the Indemnitee is or was a director, officer, employee, agent or fiduciary of the Company, or is or was serving at the request of the Company or for its benefit as a director, officer, employee or agent of another enterprise, but only if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

    The right of indemnification and to receive advancement of expenses pursuant to each Agreement is not exclusive of any other rights to which the Indemnitee may at any time be entitled to under applicable law, the Company's Certificate of Incorporation or By-Laws, any agreement, a vote of shareholders, a resolution of the Company's Board of Directors or otherwise. Each Agreement further provides that, to the extent that the Company maintains a policy or policies providing directors' and officers' liability insurance, the Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available. The Company is not liable to pay any amounts otherwise indemnifiable under an Agreement to the extent that the Indemnitee has actually received payment under any insurance policy, contract, agreement or otherwise; and, except as provided in the Agreement, an Indemnitee is not entitled to indemnification or advancement of expenses with respect to any proceeding or claim brought or made by such Indemnitee against the Company.

    Each Agreement terminates upon the later to occur of: (i) ten years after the date that the Indemnitee ceases to serve as a director, officer, employee, agent or fiduciary of the Company or of any other enterprise which the Indemnitee served at the request or for the benefit of the Company and (ii) the final termination of all pending proceedings in which the Indemnitee is granted rights of indemnification under such Agreement.

    In addition, the Company maintains directors' and officers' liability insurance.

ITEM 16. EXHIBITS

  EXHIBIT
    NO.                                        DESCRIPTION
-----------  --------------------------------------------------------------------------------
 **1.1       --Form of Underwriting Agreement.
   4.1       --Credit Agreement dated as of March 8, 1995 among the Company, the lenders named therein, and Bankers Trust Company, Bank of America National Trust and
               Savings Association and Chemical Bank, as arrangers, and Bankers Trust
               Company, as administrative agent. (Incorporated by reference to Exhibit 4.0 as filed with the Company's Annual Report on Form 10-K for the year ended
               December 31, 1994.)
   4.2       --Form of 9 1/4% Senior Note Indenture dated as of March 15, 1993 between the
               Company and Norwest Bank Wisconsin, N.A., Trustee. (Incorporated by reference to Exhibit 4.1 as filed with the Company's Amendment No. 2 to Form S-2 on
               March 4, 1993, File No. 33-51876.)
   4.3       --Form of 10% Subordinated Note Indenture dated as of March 15, 1993 between the
               Company and the United States Trust Company of New York, Trustee.
               (Incorporated by reference to Exhibit 4.2 as filed with the Company's
               Amendment No. 2 to Form S-2 on March 4, 1993, File No. 33-51876.)
   4.4       --Form of 9% Senior Subordinated Note Indenture dated as of February 1, 1994 between the Company and The Bank of New York, Trustee. (Incorporated by
               reference to Exhibit 4.2 as filed with the Company's Form S-2 on December 17,
               1993, File No. 33-51557.)
 **5.1       --Opinion of Shearman & Sterling.
 *23.1       --Consent of Arthur Andersen LLP.
**23.2       --Consent of Shearman & Sterling (included in its opinion delivered under
               Exhibit No. 5.1).
 *24         --Powers of Attorney (included as part of signature page).

------------

   *  Filed herewith.

  **  To be filed by amendment.

ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) The undersigned Registrant hereby further undertakes that:

        1. For the purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, State of Wisconsin on the 25th day of March, 1996.

                                          FORT HOWARD CORPORATION

                                          By        /s/ JAMES W. NELLEN II
                                             ...................................
                                                     James W. Nellen II
                                                Vice President and Secretary

                               POWER OF ATTORNEY

    The undersigned Directors and Officers of Fort Howard Corporation hereby constitute and appoint Kathleen J. Hempel and James W. Nellen II and each of them, as true and lawful attorneys-in-fact for the undersigned, with full power of substitution and resubstitution, for, and in the name, place, and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, any related registration statement and its amendments and exhibits filed pursuant to Rule 462(b) under the Act and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform each and every act and thing requisite and necessary or desirable, hereby ratifying and confirming all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURE                               TITLE                        DATE
------------------------------------  ------------------------------------   ---------------

   /s/ DONALD H. DEMEUSE              Chairman of the Board of Directors      March 25, 1996
  ..................................    and Chief Executive Officer
         Donald H. DeMeuse              (principal executive officer)

   /s/ KATHLEEN J. HEMPEL             Director, Vice Chairman and Chief       March 25, 1996
  ..................................    Financial Officer (principal
         Kathleen J. Hempel             financial and accounting officer)

   /s/ MICHAEL T. RIORDAN             Director, President and Chief           March 25, 1996
  ..................................    Operating Officer
         Michael T. Riordan

 /s/ DONALD PATRICK BRENNAN           Director                                March 25, 1996
  ..................................
       Donald Patrick Brennan

             SIGNATURE                               TITLE                        DATE
------------------------------------  ------------------------------------   ---------------
      /s/ JAMES L. BURKE              Director                                March 25, 1996
  ..................................
           James L. Burke

    /s/ DUDLEY J. GODFREY             Director                                March 25, 1996
  ..................................
         Dudley J. Godfrey

    /s/ DAVID I. MARGOLIS             Director                                March 25, 1996
  ..................................
         David I. Margolis

    /s/ ROBERT H. NIEHAUS             Director                                March 25, 1996
  ..................................
         Robert H. Niehaus

      /s/ FRANK V. SICA               Director                                March 25, 1996
  ..................................
           Frank V. Sica

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

    We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Fort Howard Corporation included in this Registration Statement and have issued our report thereon dated January 30, 1996. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. Schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
January 30, 1996.

                                                                     SCHEDULE II

                            FORT HOWARD CORPORATION
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                        FOR THE YEARS ENDED
                                                                            DECEMBER 31,
                                                                     --------------------------
                                                                      1995      1994      1993
                                                                     ------    ------    ------
Allowance for Doubtful Accounts:
  Balance at beginning of year....................................   $1,589    $2,366    $1,376
  Charges (credits) to earnings...................................    1,209       (92)    1,633
  Charges for purpose for which reserve was created...............       85      (685)     (643)
                                                                     ------    ------    ------
  Balance at end of year..........................................   $2,883    $1,589    $2,366
                                                                     ------    ------    ------
                                                                     ------    ------    ------

                               INDEX TO EXHIBITS

  EXHIBIT                                                                          SEQUENTIAL
    NO.                                  DESCRIPTION                               PAGE NUMBER
-----------  -------------------------------------------------------------------   -----------

 **1.1       --Form of Underwriting Agreement.

   4.1       --Credit Agreement dated as of March 8, 1995 among the Company, the lenders named therein, and Bankers Trust Company, Bank of America
               National Trust and Savings Association and Chemical Bank, as arrangers, and Bankers Trust Company, as administrative agent.
               (Incorporated by reference to Exhibit 4.0 as filed with the Company's Annual Report on Form 10-K for the year ended December
               31, 1994.)

   4.2       --Form of 9 1/4% Senior Note Indenture dated as of March 15, 1993 between the Company and Norwest Bank Wisconsin, N.A., Trustee.
               (Incorporated by reference to Exhibit 4.1 as filed with the Company's Amendment No. 2 to Form S-2 on March 4, 1993, File No.
               33-51876.)

   4.3       --Form of 10% Subordinated Note Indenture dated as of March 15,
               1993 between the Company and the United States Trust Company of
               New York, Trustee. (Incorporated by reference to Exhibit 4.2 as filed with the Company's Amendment No. 2 to Form S-2 on March 4,
               1993, File No. 33-51876.)

   4.4       --Form of 9% Senior Subordinated Note Indenture dated as of
               February 1, 1994 between the Company and The Bank of New York,
               Trustee. (Incorporated by reference to Exhibit 4.2 as filed with the Company's Form S-2 on December 17, 1993, File No. 33-51557.)

 **5.1       --Opinion of Shearman & Sterling.

 *23.1       --Consent of Arthur Andersen LLP.

**23.2       --Consent of Shearman & Sterling (included in its opinion delivered under Exhibit No. 5.1).

 *24         --Powers of Attorney (included as part of signature page).

------------

   *  Filed herewith.

  **  To be filed by amendment.